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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on July 21, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

STATE NATIONAL BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

State of Texas (State or other jurisdiction of incorporation or organization)	6021 (Primary Standard Industrial Classification Code Number)	75-2641879 (I.R.S. Employer Identification No.)
4500 Mercantile Plaza Drive Suite 300 Fort Worth, Texas 76137 (817) 547-1150 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Tom C. Nichols
Chairman, President and Chief Executive Officer
State National Bancshares, Inc.
4500 Mercantile Plaza Drive
Suite 300
Fort Worth, Texas 76137
(817) 547-1150
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Chet A. Fenimore, Esq. Charles E. Greef, Esq. Jenkens & Gilchrist, P.C. 401 Congress Avenue, Suite 2500 Austin, Texas 78701 Telephone: (512) 499-3800 Facsimile: (512) 499-3810	Frank Ed Bayouth II, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 1600 Smith Street, Suite 4400 Houston, Texas 77002 Telephone: (713) 655-5100 Facsimile: (713) 655-5200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $1.00 par value share			$40,000,000	$4,708.00

(1)
Estimated solely for the purpose of computing the registration fee in accordance with Rule 457 of the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to completion, dated July 21, 2005

PRELIMINARY PROSPECTUS

                        Shares

Common Stock

        State National Bancshares, Inc. is a bank holding company headquartered in Fort Worth, Texas. This is an initial public offering of                        shares of our common stock. Prior to this offering there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $            and $            per share. See the section of this prospectus captioned "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The market price of our shares after the offering may be higher or lower than the initial public offering price. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "SNBI."

        Investing in our common stock involves risks. For additional information, see the section of this prospectus captioned "Risk Factors," beginning on page 10.

        Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        These securities are not savings accounts, deposits or other obligations of a bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and may lose value.

	Per Share	Total
Initial public offering price of common stock	$	$
Underwriting discounts and commissions	$	$
Proceeds before expenses to us	$	$

        We have also granted the underwriters a 30-day option to purchase up to an aggregate of an additional                        shares to cover over-allotments, if any, at the public offering price per share less the underwriting discounts and commissions.

        The underwriters are offering the shares of our common stock as described in the "Underwriting" section of this prospectus. The underwriters expect to deliver the shares on or about                        , 2005.

Keefe, Bruyette & Woods	Sandler O'Neill & Partners, L.P.

The date of this prospectus is                        , 2005.

[Map of Texas and New Mexico identifying locations of State National Bank's branch office locations]

        As a prospective investor, you should rely only on the information contained in this prospectus. Neither we nor any underwriter has authorized anyone to provide prospective investors with information different from that contained in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information included in this prospectus is accurate as of any date other than the date of this prospectus. Our business, financial condition, results of operations, cash flows and/or future prospects may have changed since that date.

        In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Texas and New Mexico markets. We obtained this market data from independent publications or other publicly available information. Although we believe these sources are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

PROSPECTUS SUMMARY

        This summary highlights only some of the information contained in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read carefully the entire prospectus, including the "Risk Factors" section and the financial statements and notes to those financial statements appearing elsewhere in this prospectus, before making an investment decision.

        Unless the context indicates otherwise, all information in this prospectus (1) assumes that the underwriters will not exercise their option to purchase additional shares to cover over-allotments; and (2) does not reflect our pending acquisition of Heritage Financial Corporation.

General

        We are a bank holding company, headquartered in Fort Worth, Texas, offering a broad range of financial products and services primarily through our main subsidiary, State National Bank, a national banking association. As of March 31, 2005, we had total assets of $1.4 billion, net loans of $938.2 million, total deposits of $1.1 billion, and stockholders' equity of $154.3 million. We currently operate through a network of 38 banking centers located in three distinct geographic markets in Texas and New Mexico: the greater Tarrant County area (Fort Worth, Texas), West Texas (Lubbock, Abilene and Odessa), and Rio Grande (El Paso, Texas and Southern New Mexico).

History and Management Team

        In 1996, our Chairman, President and Chief Executive Officer, Tom C. Nichols, together with several other current members of our management team, formed State National Bancshares and its subsidiary State National Bank, a de novo national banking association originally chartered in Lubbock, Texas. Joining Mr. Nichols in founding our organization were Don E. Cosby, our Chief Financial Officer, and Gary Fletcher, a member of our Board of Directors. These individuals, each of whom had worked together as officers of the Ford Bank Group, Inc., recruited a number of other senior officers from the Ford Bank Group, in addition to other experienced bank officers and directors, to form our current management team. The Ford Bank Group operated banks in Texas and combined with United New Mexico Financial Corporation in 1993 to form First United Bank Group, a company with approximately $4.0 billion in assets that was acquired by Norwest Corporation in 1994. Our management team capitalized on an opportunity to create an attractive banking franchise in the West Texas and New Mexico regions by targeting areas where they had a history and existing customer base.

Growth Strategy and Operating Philosophy

  Growth Strategy

        Our management team has implemented a strategy of building our core banking franchise by focusing on acquisitions and organic growth. With each acquisition, we have maintained continuity of existing management when appropriate, consolidated back office operations, added product lines and implemented our credit policy. We believe that this strategy will continue to increase revenues, increase earnings per share through economies of scale and other efficiencies, and continue to build shareholder value. We believe that, unlike some of our larger competitors, our careful selection of acquisition opportunities and established integration procedures have enabled us to minimize customer defection and staff attrition following our acquisitions.

        Our growth plan entails the following:

  •
  Expand through acquisitions with a focus on the Tarrant County market.  A significant part of our growth strategy is to continue our pursuit of opportunistic acquisitions. In evaluating acquisition opportunities, we are currently focusing on the Tarrant County market because its competitive landscape, large population, and wealth and growth demographics are attractive to us. We also believe that we have allocated our resources to serve small and medium-sized businesses more effectively than the larger regional and out-of-state banks in this market. These customers generally have the size and sophistication to demand customized products and services, which we believe our bankers are well equipped to understand and address as a result of their experience. To a lesser extent, we believe there are also opportunities for additional expansion in the West Texas market and the Rio Grande market, which has been positively impacted by the North American Free Trade Agreement (NAFTA) and the enhanced cross-border trade with Mexico.

  •
  Grow fee income by increasing our mortgage originations.  We also plan to take advantage of the high home values and home turnover rates in the Tarrant County region by expanding our mortgage origination operations in this market. Tarrant County has approximately 565,000 housing units and a median home price of $114,668 compared to the median for the state of Texas of $95,511.

  •
  Continued focus on internal growth and de novo branching.  Another important part of our growth strategy is to augment our expansion efforts through internal growth and de novo branching. To do so, we intend to evaluate and consider opening de novo banking centers in our current footprint and in other nearby market areas when opportunities arise. We currently are in the process of opening two de novo banking centers, one in downtown Fort Worth and one in northwest Lubbock. We also anticipate opening de novo banking centers in the Rio Grande market area as needed to service the continued population growth. We believe that the back office and technology systems we have in place will accommodate additional growth within our existing market areas and into new markets in nearby regions to achieve economies of scale.

        Since our inception in 1996, we have grown total assets through a combination of internal growth and acquisitions. Our completed and pending acquisitions include the following:

Acquired Entity	Consummation Date	Location
Heritage Financial Corporation	Pending	Granbury, Texas
Mercantile Bank Texas	July 30, 2004	Fort Worth, Texas
Ruidoso Bank Corporation	January 31, 2001	Ruidoso, New Mexico
Independent Bankshares, Inc	August 11, 2000	Abilene, Texas
Valley Bancorp, Inc.	April 1, 1999	El Paso, Texas
Continental National Bancshares, Inc	March 23, 1999	El Paso, Texas
UB&T Holding Company	March 1, 1999	Abilene, Texas
First Sierra Bancshares, Inc	April 1, 1998	Las Cruces, New Mexico
Bank of America (three branches)	November 6, 1996	Big Spring, Texas

        On May 17, 2005, we entered into a definitive agreement to acquire all of the capital stock of Heritage Financial Corporation and its wholly owned subsidiary bank, Heritage National Bank, headquartered in Granbury, Texas, a growing suburb of Fort Worth. Heritage National Bank operates through four banking centers located in Granbury, Benbrook, Crowley and Fort Worth, Texas. Benbrook and Crowley, Texas are also growing suburbs of Fort Worth. The Heritage Financial Corporation acquisition is consistent with our growth strategy of expanding in Tarrant County, Texas and will add banking center locations in areas of Tarrant County where we do not currently have a presence. The aggregate purchase price will be approximately $53.5 million in cash. As of March 31, 2005, Heritage Financial Corporation had total assets of $249.3 million, total deposits of $219.7 million, net loans of $96.2 million, and stockholders' equity of $18.3 million.

  Operating Philosophy

        Our priority continues to be the development and expansion of an attractive commercial banking franchise in Texas and New Mexico that provides superior service through qualified and relationship oriented employees who are committed to the communities in which we operate. We believe our success is largely based on the fact that our customers want to deal directly with people they know and trust, and who can provide high levels of service. We believe that our growth during the past several years can be attributed to the consolidation among regional and super-regional banks in our markets, which has created a significant amount of customer disenchantment and frustration and given us an advantage in establishing new customer relationships and attracting highly-skilled employees from our larger competitors.

        In pursuing our growth strategy, we plan to continue to focus on customer service while optimizing deposit mix, asset quality and leveraging our infrastructure as described below.

  •
  Leveraging our existing infrastructure to create additional operational efficiencies.  We believe that as we grow we will be able to benefit from the economies of scale typically enjoyed by larger banking organizations, including efficiencies related to data processing, compliance and technology. We also believe the investments we have made in our banking center network and technology infrastructure are sufficient to support a larger organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues. The support services we provide to our banking centers are centralized in our office located in Lubbock, Texas. These services include back office operations, credit administration, human resources, internal audit, compliance, training and data processing. As a result of these network and technology improvements and the centralization of our support services, we believe our operations enhance efficiencies, maintain consistency in policies and procedures and enable our employees to focus on developing and strengthening customer relationships. We believe that these trends will continue to contribute to our profitability.

  •
  Emphasizing relationship-based banking.  We focus on serving the needs of small to medium-sized businesses, the owners and employees of those businesses, as well as executives and professionals. We believe we are able to provide a superior level of customer service compared to the larger regional and super-regional banks because we operate under a community banking philosophy which is customer driven, emphasizes long-term customer relationships and provides practical financial solutions, convenience and consistent service. Each of our banking centers is administered by one of our local market presidents who has knowledge of the particular community and lending expertise in the specific industries found within the community. We entrust our branch presidents with the authority and flexibility within limited parameters to make customer-related decisions, as our management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With this type of branch-based decision-making, we endeavor to provide customers with rapid decisions on lending issues.

  •
  Optimizing our deposit mix.  Beginning in December 2000, we modified our deposit pricing to reduce our reliance on high cost time deposits. We began to lower our rates on interest-bearing time deposits to the lower range of market levels which has caused a significant decrease in this balance over the last five years. Time deposits at December 31, 2000 were $491.7 million, or 48.5% of total deposits, and declined to $273.2 million, or 24.3% of total deposits, at March 31, 2005. To replace this funding source, we have emphasized the promotion of commercial transaction accounts, such as noninterest-bearing transaction accounts. We believe this realignment of our deposit mix is one of the key factors that has contributed to the improvement of our net interest margin.

  •
  Continuing emphasis on asset quality.  Our credit administration team has developed an "asset quality culture" consisting of comprehensive policies and procedures for credit underwriting and funding that we believe has enabled us to maintain sound asset quality. For the three months ended March 31, 2005, our annualized ratio of net charge-offs to average loans was 0.13%, and averaged 0.16% over the three years ended December 31, 2004.

Markets

        We primarily serve three distinct geographic markets: the greater Tarrant County area (Fort Worth, Texas), West Texas (Lubbock, Abilene and Odessa), and Rio Grande (El Paso, Texas and Southern New Mexico).

        Tarrant County Market.    Tarrant County is the third most populous county in Texas with a total population of 1.6 million that is projected to grow 11.1% over the next five years compared to 6.3% for the United States. Aerospace companies and defense contractors (AMR Corporation, Lockheed Martin, Bell Helicopter Textron and Alliance Airport), as well as cattle and agricultural companies, have a significant role in the economic foundation of Tarrant County. With more than $17.0 billion in aggregate deposits as of June 30, 2004, Tarrant County is the third largest of the Texas banking markets.

        West Texas Market.    The West Texas market is an eight-county area surrounding the cities of Lubbock, Odessa, and Abilene with a combined population of approximately 716,000 as of the beginning of 2005. Lubbock has a diverse economy consisting of natural resources, healthcare, farming and ranching, electronic manufacturing, and higher education. Lubbock's central location and access to transportation have given it the name "Hub of the Plains" and have contributed to the city's development as a regional warehousing and distribution center. Lubbock is home to Texas Tech University, which is the fifth largest university in Texas with an approximate enrollment of 28,000 and a major driver of the local economy. Odessa is located in Ector County in the heart of the Permian Basin. The Permian Basin, an area of approximately 100,000 square miles in West Texas, is the largest single source of oil and gas deposits in the United States. Odessa and its sister city, Midland (located approximately 18 miles to the east), comprise the hub of the "Petroplex." The Petroplex represents approximately 25% of the nation's natural gas production. Abilene is located in west central Texas near the geographic center of the state, with a primary economic base in agriculture, oil and gas and higher education.

        Rio Grande Market.    This market is comprised primarily of El Paso, Texas and Las Cruces, New Mexico. El Paso is situated on the border of Mexico and two U.S. states and is the fifth largest city in Texas with a population of approximately 595,000. El Paso and its sister city, Ciudad Juarez (located in the Mexican state of Chihuahua), comprise the second largest metropolitan area on the border between the United States and Mexico. El Paso's proximity to Mexico presents an opportunity for businesses to capitalize on the maquiladora industry and NAFTA. The Fort Bliss Military Reservation, which is situated just north of El Paso, comprises approximately 1.1 million acres and is an important employer in the region.

        Las Cruces, New Mexico, located only 25 miles from El Paso is the second largest city in New Mexico with a population of approximately 81,000. Las Cruces is home to New Mexico State University, which has an estimated enrollment of 16,000 and is the second largest university in the state of New Mexico and a large employer in Las Cruces. Las Cruces topped the 2002 Forbes/Milken Institute ranking as the best small metro area (populations below 177,000) for business and careers. The rankings are based on job growth and earned income, plus a measure of activity in critical technologies that foster future growth. This and the fact that many retirees are moving to Las Cruces have contributed to the population growth over the last five years at 9.7% and factor into the projected population growth of 11.3% over the next five years.

Our Products and Services

        We meet our customers' banking needs with a broad range of financial products and services. Our lending services include commercial, real estate, mortgage and consumer loans to small to medium-sized businesses located in our markets, the owners and employees of those businesses, as well as other executives and professionals. We complement our lending operations with an array of retail and commercial deposit products. In addition, we offer our customers drive-through banking facilities, automatic teller machines, night depository, personalized checks, credit cards, debit cards, Internet banking, electronic funds transfers through ACH services, domestic and foreign wire transfers, travelers' checks, cash management, vault services, loan and deposit sweep accounts and lock box services. We also offer trust and wealth management services such as life insurance and securities products.

Corporate Information

        Our principal executive office is located at 4500 Mercantile Plaza Drive, Suite 300, Fort Worth, Texas 76137, and our telephone number is (817) 547-1150. Our website address is www.statenationalbank.com. Information contained on our website is not incorporated by reference into this prospectus and you should not consider information contained on or referred to by our website as part of this prospectus.

The Offering

Common stock offered by us	shares(1)
Common stock to be outstanding immediately after this offering	shares(2)
Use of proceeds
We estimate the net proceeds from this offering will be approximately $ million, and $ million if the over-allotment option is exercised in full by the underwriters, based on an assumed price of $ per share (which is the midpoint of the range shown on the cover page of this prospectus). We intend to use the net proceeds we will receive from this offering to fund a portion of the purchase price for our pending acquisition of Heritage Financial Corporation and for general corporate purposes. See "Use of Proceeds" for further information.
Dividend policy
While we have not paid cash dividends historically, we currently anticipate adopting a policy of paying dividends on a quarterly basis commencing in 2006. Any future determination relating to the payment of dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors that our Board of Directors may deem relevant. While we anticipate paying dividends in the future, we expect that the primary use of our earnings, if any, will be for working capital, to support our operations and to finance the growth and development of our business. In addition, we are restricted from paying dividends on our common stock if we have deferred payments of the interest, or if an event of default has occurred, on our junior subordinated debentures. See "Dividend Policy" for further information.
Risk factors	For a discussion of risks relating to our business and an investment in our common stock, see "Risk Factors" beginning on page 10.
Proposed Nasdaq National Market symbol	We have applied to have our common stock issued for quotation on the Nasdaq National Market under the symbol "SNBI."

(1)
The number of shares to be offered by us excludes the issuance of            additional shares of common stock that we may issue if the underwriters exercise, in full, the over-allotment option that we have granted them.

(2)
The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding as of                        , 2005. This number does not take into account (1) 817,950 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $15.58 per share, and (2) 200,000 shares consisting of common stock reserved for issuance pursuant to future grants under our director fee stock plan and our stock option plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

        We derived our summary consolidated financial data as of December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus. Summary consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 have been derived from our audited consolidated financial statements which are not included in this prospectus. Our summary consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements reflect all adjustments, including usual recurring adjustments, which in the opinion of management, are necessary for the fair presentation of that information as of and for the periods presented. Our results for the interim periods are not necessarily indicative of the results that you should expect for the full year or in the future.

        You should read this information in conjunction with "Selected Consolidated Financial Data,""Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period. Average balances have been computed using daily averages.

	As of or for the three months ended March 31,		As of or for the years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
Income Statement Data:
Total interest income	$17,436	$13,922	$60,989	$57,165	$64,165	$81,720	$72,917
Total interest expense(1)	2,732	2,061	9,093	10,755	17,675	36,361	32,625

Net interest income(1)	14,704	11,861	51,896	46,410	46,490	45,359	40,292
Provision for loan losses(2)	300	—	450	118	1,118	11,730	1,918

Net interest income after provision for loan losses	14,404	11,861	51,446	46,292	45,372	33,629	38,374
Total noninterest income	4,364	3,791	15,810	15,798	14,782	12,439	7,858
Total noninterest expense(1)	13,425	10,932	47,584	48,319	47,718	51,195	41,153

Income (loss) before income taxes	5,343	4,720	19,672	13,771	12,436	(5,127)	5,079
Income tax expense (benefit)	1,906	1,658	6,317	4,202	3,432	(936)	2,313
Cumulative effect of a change in accounting principle(2)	—	—	—	—	(15,642)	—	—

Net income (loss)	$3,437	$3,062	$13,355	$9,569	$(6,638)	$(4,191)	$2,766

Per Share Data:
Earnings (loss)—basic	$0.34	$0.34	$1.40	$1.04	$(0.70)	$(0.44)	$0.34
Earnings (loss)—diluted	0.33	0.33	1.37	1.02	(0.69)	(0.44)	0.34
Book value	15.34	13.64	15.05	13.32	12.66	13.39	13.58
Tangible book value	7.35	8.57	7.01	8.17	7.38	6.41	6.50
Weighted average shares outstanding— basic	10,054,826	9,138,993	9,536,114	9,217,122	9,481,910	9,493,603	8,049,359
Weighted average shares outstanding—diluted	10,318,771	9,278,412	9,737,049	9,362,588	9,589,569	9,576,371	8,132,402
Balance Sheet Data:
Total assets	$1,354,848	$1,156,189	$1,350,380	$1,126,831	$1,142,532	$1,217,624	$1,208,059
Investment securities	141,219	228,464	159,314	218,112	274,367	355,444	333,980
Total loans	949,567	732,391	937,784	736,569	659,069	644,793	628,881
Allowance for loan losses	(11,386)	(10,105)	(11,383)	(10,026)	(10,914)	(10,756)	(11,658)
Intangibles, net	85,480	50,905	86,304	51,533	54,261	73,115	75,513
Total deposits	1,125,364	951,852	1,126,394	938,734	960,418	1,020,209	1,032,854
Other borrowings	75,232	79,666	72,626	66,849	65,385	69,996	46,391
Stockholders' equity	154,252	124,681	151,360	121,248	116,729	127,419	128,814
Performance Ratios:
Return on average equity(3)	8.97%	9.95%	9.84%	7.94%	(5.59)%	(3.24)%	2.59%
Return on average assets(4)	1.03	1.08	1.08	0.85	(0.57)	(0.33)	0.27
Net interest margin(5)	5.24	4.86	4.87	4.77	4.62	4.15	4.58
Efficiency ratio(6)	66.03	65.77	65.96	73.26	72.73	77.40	75.46
Asset Quality Ratios:
Total nonperforming assets to total loans and other real estate	0.86%	1.18%	0.98%	1.13%	1.88%	1.74%	1.28%
Allowance for loan losses to nonperforming loans	181.88	153.43	157.66	168.08	124.21	106.24	159.15
Allowance for loan losses to total loans	1.20	1.38	1.21	1.36	1.66	1.67	1.86
Net charge-offs (recoveries) to average loans	0.13	(0.04)	0.18	0.14	0.15	2.17	0.69
Capital Ratios:(7)
Leverage ratio	9.36%	10.60%	8.82%	9.86%	8.60%	7.50%	6.10%
Tier 1 risk-based capital ratio	11.13	14.19	10.89	13.37	13.00	12.50	9.70
Total risk-based capital ratio	12.21	16.21	11.98	14.62	14.20	14.00	11.30

(1)
In 2002, 2001 and 2000, we included our guaranteed preferred beneficial interest expenses of $2,339,000, $1,747,000 and $433,000, respectively, as "Noninterest expense." However, commencing in 2003, we began to include this expense as an "interest expense." Accordingly, for comparability purposes, we have reclassified such amounts for 2002, 2001 and 2000.

(2)
The loan charge-offs and the related loan loss provision that occurred during the year 2001 were primarily attributable to five borrowing relationships that were originated by Independent Bankshares, Inc. and acquired by us on August 11, 2000. Though due diligence was performed, the loan problems were undetected due to fraud committed by the borrowers and a former officer of Independent Bankshares, Inc. As a result of these charged-off loans, we also required that other related loans be paid off thereby generating a further reduction in loans acquired through that acquisition.

The overall reduction in loans and the nonaccrual status of the loans discussed above, impacted the fair value of the acquisition of Independent Bankshares, Inc. and because of the timing of the loan problems, an impairment to goodwill of $15,642,000 was recorded under the guidance established by SFAS No. 142 as of January 1, 2002.

(3)
Return on average equity is determined by dividing net income by average stockholders' equity.

(4)
Return on average assets is determined by dividing net income by average assets.

(5)
Net interest margin is determined by dividing net interest income (fully taxable equivalent) by average interest-earning assets.

(6)
The efficiency ratio is determined by dividing total noninterest expense less intangible amortization by an amount equal to net interest income (fully taxable equivalent) plus noninterest income.

(7)
These ratios are explained in the section of this prospectus captioned "Supervision and Regulation." As of March 31, 2005, all $48.5 million of our junior subordinated debentures associated with the trust preferred securities issuance counted as Tier 1 capital under current Federal Reserve Board guidelines.

RISK FACTORS

        An investment in our common stock involves a number of risks. You should read carefully and consider the following risks as well as the other information contained in this prospectus, including the financial statements and the notes to those financial statements, before making an investment decision. The realization of any of the risks described below could have a material adverse affect on our business, financial condition, results of operations, cash flows and/or future prospects. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment. The order of these risk factors does not reflect their relative importance or likelihood of occurrence.

Risks Relating to Our Business

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which could materially and adversely affect our business, financial condition, results of operations and future prospects.

        Our loan portfolio and investments in marketable securities subject us to credit risk. Inherent risks in lending also include the inability to compete with other lenders, lack of control over fluctuations in interest rates and collateral values, principally real estate, and economic downturns. Making loans is an essential element of our business, and there is a risk that our loans will not be repaid. The risk of nonpayment is affected by a number of factors, including:

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  the duration of the loan;

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  credit risks of a particular borrower;

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  changes in economic or industry conditions; and

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  in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

        We attempt to maintain an appropriate allowance for loan losses to provide for losses inherent in our loan portfolio. During 2004, we recorded a provision for loan losses of $450,000 based on our overall evaluation of the risks of our loan portfolio. As of March 31, 2005, our allowance for loan losses totaled $11.4 million, which represented approximately 1.20% of our total loans.

        There is no precise method of predicting loan losses, and therefore, we always face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Such increases could be the result of various factors, including changes in the value of collateral securing our loans or additional reserves required by the Office of the Comptroller of the Currency, or the OCC. Additions to our allowance for loan losses will result in a decrease in our net earnings and capital and could hinder our ability to grow our assets.

We have a concentration of exposure to a number of individual borrowers and any significant loss on any of these loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.

        We have a concentration of exposure to a number of individual borrowers. Under applicable law, we are generally permitted to make loans to one borrowing relationship up to 15.0% of our capital and surplus (after a number of positive and negative regulatory adjustments, including the netting off of intangibles). As of March 31, 2005, our legal lending limit for one borrower was approximately $17.9 million. In addition to this limit, we may loan an additional 10.0% of our capital and surplus (for a total of 25.0%) if the amount in excess of the 15.0% limit is fully secured by readily marketable collateral, as defined by the applicable OCC regulations. Historically, we have operated with an internal limit that is below our legal lending limit. Our largest exposure to one borrowing relationship as of March 31, 2005, was $13.9 million, which is 9.0% of State National Bank's capital and surplus, as described above. In addition, as of March 31, 2005, our aggregate exposure to our 10 largest borrowing relationships was approximately $105.6 million, which was 68.5% of State National Bank's capital and surplus. Given the size of these loan relationships relative to our capital levels and earnings, a significant loss on any one of these loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.

We have a high concentration of loans secured by real estate and a downturn in the real estate market, for any reason, could result in losses and materially and adversely affect business, financial condition, results of operations and future prospects.

        A significant portion of our loan portfolio is dependent on real estate. In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate collateral. At March 31, 2005, approximately 60.1% of our loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. An adverse change in the economy affecting values of real estate generally or in our primary markets specifically could significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. Futhermore, it is likely that we would be required to increase our provision for loan losses. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values or to increase our allowance for loan losses, our profitability and financial condition could be adversely impacted.

We have experienced growth through acquisitions which we may not be able to sustain, and an unsuccessful attempt to implement our growth business strategy could have a material adverse effect on our business, financial condition, results of operations and future prospects.

        We have expanded our business through acquisitions, attracting new customers, providing new services to existing customers, adding new business lines and increasing our deposit base. We cannot assure you that we will be able to continue this trend, or that future acquisitions will always be profitable. In addition, we believe that it will become more difficult to maintain sustained growth as we increase in size. Our ability to implement our strategy for continued growth depends on our ability to continue to identify and integrate profitable acquisition targets, our ability to attract and retain customers in a highly competitive market, the growth of those customers' businesses and our ability to increase our deposit base. Many of these growth prerequisites may be affected by circumstances that are beyond our control. Our inability to meet any of these growth prerequisites could have a material adverse effect on our business, financial condition, results of operations and future prospects by limiting or reducing the size and quality of our assets.

An economic downturn or a natural disaster, especially one affecting our market areas, could adversely affect our business, financial condition, results of operations and future prospects.

        Because most of our business activities are conducted in Texas and New Mexico and most of our credit exposure is in those states, we are at risk from adverse economic or business developments, including a downturn in real estate values and agricultural activities and natural hazards such as floods and tornadoes that affect Texas or New Mexico. If the Texas or New Mexico economies experience an overall decline as a result of these adverse developments or natural hazards, the rates of delinquencies, foreclosures, bankruptcies and losses on loan portfolios would probably increase substantially. Moreover, the value of real estate or other collateral that secures the loans could be adversely affected by an economic downturn or a natural disaster. An economic downturn or a natural disaster could, therefore, result in losses that may materially and adversely affect our business, financial condition, results of operations and future prospects.

Competition from other financial intermediaries may adversely affect our profitability.

        We face substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other U.S. banks, mortgage banking companies, consumer finance companies, credit unions, insurance companies and other institutional lenders and purchasers of loans. We expect to encounter greater competition as we expand our operations in Tarrant County, as this is an attractive market for financial institutions. A number of institutions with which we compete have significantly greater assets, capital and other resources. Increased competition could require us to increase the rates we pay on deposits or lower the rates we offer on loans, which could adversely affect our profitability. This competition may also limit our future growth and earnings prospects.

Our profitability is vulnerable to interest rate fluctuations.

        Our profitability is dependent to a large extent on our net interest income, which is the difference between our interest income on interest-earning assets, such as loans and investment securities, and our interest expense on interest-bearing liabilities, such as deposits and borrowings. When interest-bearing liabilities mature or reprice more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Conversely, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income.

        In periods of increasing interest rates, loan originations may decline, depending on the performance of the overall economy, which may adversely affect income from these lending activities. Also, increases in interest rates could adversely affect the market value of our fixed income assets. In addition, an increase in the general level of interest rates may affect the ability of certain borrowers to pay the interest and principal on their obligations.

        We cannot predict fluctuations of market interest rates, which are affected by, among other factors, changes in inflation rates, levels of business activity, unemployment levels, monetary and fiscal policies of the United States and its agencies, particularly the Board of Governors of the Federal Reserve System, money supply and domestic and foreign financial markets.

We rely heavily on our management team and the unexpected loss of key officers may adversely affect our operations.

        Our success has been and will continue to be greatly influenced by our ability to retain the services of existing senior management and, as we expand, to attract and retain qualified additional senior and middle management. Tom C. Nichols, our Chairman, President and Chief Executive Officer, has been instrumental in managing our business affairs. Our other senior executive officers have had, and will continue to have, a significant role in the development and management of our business. The loss of services of Mr. Nichols or any of our other executive officers could have an adverse effect on our business and financial results. While we have employment agreements with Messrs. Nichols and Cosby, but we have not established a formal management succession plan. Accordingly, should we lose the services of any member of our senior management, our Board of Directors may have to search outside of our company for a qualified permanent replacement. This search may be prolonged and we cannot assure you that we will be able to locate and hire a qualified replacement.

        We depend upon the experience of the officers of our subsidiaries, the managers of our banking facilities and on their relationships with the communities they serve. We may not be able to retain our current personnel or attract additional qualified key persons as needed. As a result, if any of our officers leaves his or her respective position, our business, financial condition, results of operations and future prospects may suffer.

Our largest shareholder is a registered bank holding company and the activities and regulation of such shareholder may adversely affect our permissible activities.

        Castle Creek Capital, LLC, which is controlled by John M. Eggemeyer, beneficially owns approximately 25.9% of our common stock as of March 31, 2005. Due to its ownership of our common stock, Castle Creek Capital, LLC is a registered bank holding company for State National Bank under the Bank Holding Company Act of 1956, as amended, and is regulated by the Federal Reserve Board. Thus, Castle Creek Capital, LLC must obtain separate regulatory approval before we can engage in a number of activities, including acquisitions. If the Federal Reserve Board determines that Castle Creek Capital, LLC, or any other company in which Castle Creek Capital, LLC has invested, has engaged in any unsafe or unsound banking practices or activities, we may be prevented from engaging in a number of activities, including certain acquisitions and de novo banking center expansion. For this reason, regulation of Castle Creek Capital, LLC by the Federal Reserve Board may adversely affect our business, financial condition, results of operation and future prospects.

If we are unable to favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, our stock price could be adversely affected.

        Pursuant to Section 404 of the Sarbanes-Oxley Act and beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006, our management will be required to report on, and our independent auditors to attest to, the effectiveness of our internal controls over financial reporting as of December 31, 2006. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are new and complex, and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal controls over financial reporting. In connection with this effort we will likely incur increased expenses and diversion of management's time and other internal resources. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal controls over financial reporting. In addition, in connection with the attestation process by our independent auditors, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal controls over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, investor confidence and our stock price could be adversely affected.

Monetary policy and other economic factors could affect our profitability adversely.

        The following factors will affect the demand for loans and our ability to attract deposits:

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  changes in governmental economic and monetary policies;

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  modifications to tax, banking and credit laws and regulations;

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  national, state, and local economic growth rates;

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  employment rates; and

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  population trends.

        Our success will depend in significant part upon our ability to maintain a sufficiently large interest margin between the rates of interest we receive on loans and other investments and the rates we pay out on deposits and other liabilities. The monetary and economic factors listed above, and the need to pay rates sufficient to attract deposits, may adversely affect our ability to maintain an interest margin sufficient to result in operating profits.

We rely heavily on technology and computer systems, and computer failure could result in loss of business and adversely affect our earnings, financial condition and results of operations.

        Advances and changes in technology could significantly affect our business, financial condition, results of operations and future prospects. We may face many challenges, including the increased demand for providing customers access to their accounts and the systems to perform banking transactions electronically. Our ability to compete depends on our ability to continue to adapt technology on a timely and cost-effective basis to meet these demands. In addition, our business and operations are susceptible to negative effects from computer system failures, communication and energy disruption, and unethical individuals with the technological ability to cause disruptions or failures of our data processing systems. While we maintain insurance coverage for catastrophic events, we do not have an insurance policy specifically covering losses related to compromises of customer data.

Risks Relating to an Investment in Our Common Stock

There has been no prior active market for our common stock and our stock price may trade below the public offering price.

        Prior to this offering, there has been no active market for our common stock. The offering price for our common stock in this offering will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the offering price of our common stock, in addition to prevailing market conditions, will be our historical performance, estimates regarding our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to the market value of companies in our industry. The public offering price of our common stock may bear no relationship to the price at which our common stock will trade upon the completion of this offering. You may not be able to resell your shares at or above the initial public offering price.

We cannot be sure that an active public trading market will develop to provide liquidity for your investment.

        We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "SNBI." However, there can be no assurance that an established and liquid market for our common stock will develop on Nasdaq, or that a market will continue if one does develop. Keefe, Bruyette & Woods, Inc. and Sandler O'Neill & Partners, L.P. have advised us that they intend to make a market in our common stock and assist us in obtaining additional market makers for our common stock. See "Underwriting" for further information. However, you should be aware that neither the underwriters nor any other market makers are obligated to make a market in such shares, and any such market making may be discontinued at any time in the sole discretion of each market maker. In addition, we estimate that following this offering, approximately    % of our outstanding common stock will be owned by our executive officers, directors and Castle Creek Capital, LLC. The substantial amount of common stock that is owned by our executive officers, directors and Castle Creek Capital, LLC may adversely affect the development of an active and liquid trading market.

Future sales of common stock by our shareholders may have an adverse impact on the market price of our common stock.

        Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. After completion of this offering, there will be                         shares of our common stock outstanding. All of the shares of common stock sold in this offering will be freely tradable without restriction or further registration under the federal securities laws unless purchased by our "affiliates" within the meaning of Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144, or shares purchased under the directed share program, which shares will be subject to a 180-day lock-up period. In addition, approximately            million of the currently outstanding shares of common stock, representing approximately            % of the outstanding common stock upon completion of this offering, may be sold without registration under the Securities Act, although some of these shares are subject to a 60-day or 180-day lockup period. We, our directors, officers and certain other shareholders have agreed to enter into lock-up agreements (and purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 60 or 180 days, as applicable, after the date of this prospectus, offer to sell, or otherwise dispose of any shares of our common stock. Following the closing of this offering, we also intend to file a registration statement on Form S-8 under the Securities Act covering the 1,005,492 shares of our common stock reserved for issuance under our stock option plan as of March 31, 2005. Accordingly, subject to the exercise of options, which may be subject to certain vesting requirements, shares registered under that registration statement will be available for sale in the open market immediately after the lock-up agreements expire.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future.

        Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. First, we have adopted a stock option plan which provides for the granting of stock options to our executive officers and other employees. As of March 31, 2005, 817,950 shares of our common stock are issuable under options granted under our existing stock option plan. Likewise, a number of shares equal to 10% of our outstanding shares of common stock are reserved for future issuance to officers and employees under our existing option plan. In addition, we have adopted a director fee stock plan pursuant to which our directors can elect to be compensated in cash or our common stock.

        It is probable that options to purchase our common stock will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. Our option plan also provides that all issued options automatically and fully vest upon a change in control of our company. See "Management—Stock Option Plan" for further information. If the stock options are exercised, your share ownership will be diluted.

        In addition, our amended and restated articles of incorporation authorize the issuance of up to 40,000,000 shares of common stock, but do not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares following the offering will be available for issuance by our Board of Directors. Therefore, persons who subscribe for shares in the offering will not automatically have the right to subscribe for additional shares of common stock issued at any time in the future. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in us.

The holders of our junior subordinated debentures have rights that are senior to those of our shareholders.

        On July 31, 2001, we issued $22.7 million of floating rate junior subordinated debentures in connection with a $22.0 million trust preferred securities issuance by our subsidiary, State National Statutory Trust I. The 2001 junior subordinated debentures mature in July of 2031. On July 14, 2003, we issued an additional $15.5 million of floating rate junior subordinated debentures in connection with a $15.0 million trust preferred securities issuance by our subsidiary, State National Capital Trust I. The 2003 junior subordinated debentures mature in September of 2033. On March 17, 2004, we issued an additional $10.3 million of floating rate junior subordinated debentures in connection with a $10.0 million trust preferred securities issuance by our subsidiary, State National Statutory Trust II. The 2004 junior subordinated debentures mature in March of 2034. The purpose of these transactions was to raise additional capital for us and State National Bank, including to fund a portion of the purchase price for our acquisition of Mercantile Bank.

        Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. The 2001, 2003, and 2004 junior subordinated debentures are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures (and the related trust preferred securities) before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of our common stock. We have the right to defer distributions on the 2001, 2003, and 2004 junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our common stock.

After completion of the offering, our management will continue to own a significant number of shares of our common stock, allowing management further control over our business and corporate affairs.

        After completion of the offering, our directors and executive officers will beneficially own approximately            shares, or            %, of the outstanding shares of our common stock. As a result, in addition to their day-to-day management roles, our executive officers and directors will be able to exercise significant influence on our business as shareholders, including influence over election of members of our Board of Directors and the authorization of other corporate actions requiring shareholder approval.

Provisions of our amended and restated articles of incorporation and amended and restated bylaws, as well as state and federal banking regulations, could delay or prevent a takeover of us by a third party.

        Our amended and restated articles of incorporation and amended and restated bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the price of our common stock. These provisions include, among others, requiring advance notice for raising business matters or nominating directors at shareholders' meetings and authorizing preferred stock. Our Board of Directors may issue, in its sole discretion and without shareholder approval, one or more series of preferred stock with such dividend, liquidation, conversion, voting or other rights, including convertible securities with no limitation on conversion, as our Board of Directors may determine, including rights to dividends and proceeds in a liquidation that are senior to our common stock.

        Also, we are subject to the provisions of the Texas Business Combination Law, which provides that we may not engage in certain business combinations with an "affiliated shareholder" (generally defined as the holder of 20.0% or more of the corporation's voting shares) for a period of three years from the date such person became an affiliated shareholder unless: (1) the business combination or purchase or acquisition of shares made by the affiliated shareholder was approved by our Board of Directors before the affiliated shareholder became an affiliated shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of our outstanding voting shares not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose (and not by written consent), not less than six months after the affiliated shareholder became an affiliated shareholder. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

        Any individual, acting alone or with other individuals, who is seeking to acquire, directly or indirectly, 10.0% or more of our outstanding common stock must comply with the Change in Bank Control Act, which requires prior notice to the Federal Reserve Board for any acquisition. Additionally, any entity that wants to acquire 5.0% or more of our outstanding common stock, or otherwise to control us, may need to obtain the prior approval of the Federal Reserve under the Bank Holding Company Act of 1956, as amended. As a result, prospective investors in our common stock need to be aware of and to comply with those requirements, to the extent applicable. Approval for an acquisition may also be required by the OCC.

Our future ability to pay dividends is subject to restrictions. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

        Since we are a holding company with no significant assets other than State National Bank, we have no material source of income other than dividends that we receive from State National Bank. Therefore, our ability to pay dividends to our shareholders will depend on State National Bank's ability to pay dividends to us. Moreover, banks and bank holding companies are both subject to certain federal and state regulatory restrictions on the payment of cash dividends. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest on, or an event of default has occurred with respect to, our junior subordinated debentures.

        In addition, while we currently anticipate paying dividends in the future, we expect that the primary use of our earnings, if any, will be for working capital, to support our operations and to finance the growth and development of our business.

Your shares are not an insured deposit.

        Your investment in our common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

Risks Related to Our Acquisition of Heritage Financial Corporation

There may be undiscovered risks or losses associated with the Heritage Financial Corporation acquisition.

        As a result of our acquisition of Heritage Financial Corporation, we will acquire all of the assets and liabilities of Heritage Financial Corporation, including, without limitation, its loan portfolio. We have not previously owned or operated Heritage Financial Corporation and we do not have any detailed working experience related to its business and operations. There may be instances when we, under our normal operating procedures, may find after the acquisition, that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of Heritage Financial Corporation, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below our standards, or allowances for loan losses may not be adequate. One or more of these factors might cause us to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon our future income.

We may not be able to successfully consummate the acquisition of Heritage Financial Corporation. Even if the acquisition is consummated, we may not be able to integrate Heritage Financial Corporation operations with our business efficiently.

        While we have entered into a definitive agreement to acquire all of the capital stock of Heritage Financial Corporation, there are a number of conditions to closing the acquisition, and there can be no assurance that those conditions will be satisfied. Even if the acquisition is consummated, it will create risks associated with the integration of Heritage Financial Corporation's operations with ours. Some integration risks include:

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  loss of customers and deposits;

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  loss of key personnel of Heritage Financial Corporation;

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  difficulties assimilating the personnel and operations of Heritage Financial Corporation;

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  disruption of our ongoing business and additional burdens on our management team;

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  difficulties in maintaining uniform standards, controls, procedures and policies; and

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  difficulties in ensuring accurate and timely reporting of financial information.

        We cannot be certain that we will realize the benefits from the Heritage Financial Corporation acquisition that we anticipate, or that we will be able to integrate Heritage Financial Corporation's operations successfully. If we fail to integrate the operations of Heritage Financial Corporation efficiently, it could have a material adverse effect on our business, financial condition, results of operation and future prospects.

We must receive regulatory approval for the acquisition of Heritage Financial Corporation.

        We must obtain regulatory approval from the Federal Reserve Board to acquire Heritage Financial Corporation. We filed a Federal Reserve Y-3 application with the Federal Reserve Bank of San Francisco on July 8, 2005. We expect to receive approval on or before August 31, 2005. In determining whether to approve our application, the Federal Reserve Board will consider a number of factors including, but not limited to, our current and pro forma financial condition, our compliance with the Community Reinvestment Act and the USA PATRIOT Act, and any antitrust concerns created by the proposed acquisition. While approval of the Y-3 application is not assured, we have no reason to believe that approval will not be forthcoming. If the application is not approved, or if the approval of the application is delayed, there could be a material adverse effect on our business, financial condition, results of operations and future prospects. In addition, even if the application is approved, the Federal Reserve Board may impose conditions on the consummation of the acquisition or changes thereto. If any such conditions or changes would be imposed, they could delay completion of the acquisition or increase related costs. In the event that we are unable to obtain regulatory approval to acquire Heritage Financial Corporation, we would terminate the reorganization agreement and our proposed transaction to acquire Heritage Financial Corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus constitute forward-looking statements. You can identify these statements from our use of the words "may," "should," "could," "potential," "continue," "plan," "forecast," "estimate," "project," "believe," "intend," "anticipate," "expect," "target," "is likely," or the negative of these terms, and similar expressions. These forward-looking statements may include, among other things:

  •
  statements and assumptions relating to projected growth, earnings, earnings per share and other financial performance measures, as well as management's short-term and long-term performance goals;

  •
  statements relating to the anticipated effects on results of operations or financial condition from recent and expected developments or events, including the Heritage Financial Corporation acquisition;

  •
  statements relating to our business and growth strategies; and

  •
  any other statements, projections or assumptions that are not historical facts.

        We believe that our expectations are based on reasonable assumptions. However, these forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from our expectations of future results, performance or achievements expressed or implied by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We discuss these and other uncertainties in the "Risk Factors" section of this prospectus beginning on page     .

        You should not place undue reliance on any forward-looking statements. These statements speak only as of the date of this prospectus. Except as otherwise required by federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements or the risk factors described in this prospectus, whether as a result of new information, future events, changed circumstances or any other reason after the date of this prospectus.

USE OF PROCEEDS

        We estimate that the net proceeds to us from the sale of our common stock in this offering, assuming an initial public offering price of $            per share, the midpoint of the range shown on the cover page of this prospectus, will be approximately $            million. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be $            million. Net proceeds are what we expect to receive after paying the underwriters' discount and other expenses of the offering. We intend to use our net proceeds as follows:

  •
  approximately $            million to fund a portion of the purchase price in connection with our pending acquisition of Heritage Financial Corporation; and

  •
  the balance for general corporate purposes, including contributions to the capital of State National Bank, acquisitions of financial institutions or branch offices of financial institutions and for establishing de novo banking centers.

        We will retain broad discretion in the allocation and use of the remaining proceeds of this offering. Pending the optimal investment of the net proceeds, we intend to invest such proceeds in short-term, interest-bearing securities, certificates of deposit or guaranteed obligations of the United States.

DIVIDEND POLICY

        Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors from our legally available funds. While we have not paid cash dividends historically, we currently anticipate adopting a policy of paying dividends on a quarterly basis commencing in 2006. Any future determination relating to the payment of dividends will be made at the discretion of our Board of Directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors that our Board of Directors may deem relevant. While we anticipate paying dividends in the future, we expect that the primary use of our earnings, if any, will be for working capital, to support our operations and to finance the growth and development of our business.

        As a holding company, we ultimately depend on State National Bank to provide funding for our noninterest expenses and dividends. Various banking laws applicable to State National Bank limit the payment of dividends, management fees and other distributions by State National Bank to us, and may therefore limit our ability to pay dividends on our common stock. We are also restricted from paying dividends on our common stock if we have deferred payments of the interest, or if an event of default has occurred, on our junior subordinated debentures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition as of and for the Three Months Ended March 31, 2005—Borrowings—Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures;" "Supervision and Regulation—State National Bancshares—Regulatory Restrictions on Dividends; Source of Strength" and "Supervision and Regulation—State National Bank—Dividends" for further information.

MARKET PRICE OF OUR COMMON STOCK

        There has been no public market for our common stock prior to this offering. However, we occasionally become aware of trades in our common stock and in certain instances the prices at which these trades were executed. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares. The following data includes trades between individual investors. It does not include the exercise of stock options or shares issued pursuant to our director fee stock plan. The following table sets forth the high and low sales price on a per share basis for our common stock for each quarter during 2003 and 2004 and the first, second and third quarters of 2005 through the date indicated:

	Low	High	Number of Trades	Number of Shares Traded
First Quarter 2003	$17.00	$17.00	16	18,071
Second Quarter 2003	$17.00	$17.00	9	22,190
Third Quarter 2003	$17.50	$17.50	37	295,370
Fourth Quarter 2003	$18.25	$18.50	2	6,000
First Quarter 2004	$18.85	$18.85	1	2,000
Second Quarter 2004	$18.50	$21.00	7	5,551
Third Quarter 2004(1)	$21.00	$21.00	68	900,200
Fourth Quarter 2004	—	—	—	—
First Quarter 2005	—	—	—	—
Second Quarter 2005	$23.00	$23.00	7	15,114
Third Quarter 2005 (through July 20, 2005)	—	—	—	—

(1)
Includes the issuance of 900,000 shares of our common stock in a private placement in July and August 2004 and trades involving an additional 200 shares unrelated to the private placement. All of the net proceeds of the private placement, $17.9 million, were used to fund a portion of the purchase price for our acquisition of Mercantile Bank.

        These figures represent actual transfers or issuances of our common stock on our stock records. Because we may not become aware of all trades of our common stock, the table may not include all trades that occurred during the reported periods. The prices given are the result of limited trading and may not be representative of the actual value of our common stock. In addition, in most instances we do not have actual knowledge of the prices at which the shares were sold and in providing this information have relied in most cases on comments made by a third party without our independent verification.

        We anticipate that this offering and the quotation of our common stock on the Nasdaq National Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. The initial public offering price for the shares will be determined in the trading market. See "Underwriting" for more information regarding our arrangements with the underwriters and the factors to be considered in setting the initial public offering price.

DILUTION

        If you invest in our common stock, you will suffer dilution to the extent the initial public offering price per share of our common stock exceeds the tangible book value of our common stock immediately after this offering. The tangible book value of our common stock as of March 31, 2005 was approximately $74.3 million, or $7.39 per share of common stock.

        After giving effect to the issuance and sale of                        shares of our common stock in this offering and our receipt of approximately $             million in net proceeds from such sale, based on an assumed public offering price of $            per share (the midpoint of the range shown on the cover page of this prospectus), and after deducting the underwriters' discounts and commissions and the estimated expenses of the offering, our as adjusted tangible book value as of March 31, 2005 would have been approximately $     million, or $            per share. This amount represents an immediate increase in tangible book value per share of $            to existing shareholders and an immediate dilution of $            per share to purchasers of our common stock in this offering. Dilution is determined by subtracting the tangible book value per share as adjusted for this offering from the amount of cash paid by a new investor for a share of our common stock.

        The following table illustrates the per share dilution to the new investors as of March 31, 2005:

Per Share
Initial public offering price per share		$
Net tangible book value per share as of March 31, 2005	$
Increase per share attributable to the issuance of shares of common stock upon the exercise of outstanding options	$
Pro forma net tangible book value per share of this offering	$
Increase per share attributable to this offering	$
Pro forma as adjusted net tangible book value per share of this offering		$

Dilution per share to new investors in this offering		$

        The following table summarizes, as of March 31, 2005, the total number of shares of common stock purchased from us, and the total consideration paid to us by existing shareholders and new investors for our common stock, before deducting underwriting discounts and commissions and estimated offering expenses, and the average price per share paid by existing shareholders and by new investors who purchase shares of common stock in this offering at the assumed initial public offering price of $            per share (the midpoint of the range shown on the cover page of this prospectus). The shares of common stock outstanding exclude shares of common stock reserved for issuance under our stock option and director fee stock plans of which                        shares (as adjusted) were subject to outstanding options as of the date hereof. To the extent that options are exercised or other share awards are made under our stock option plan, there will be further dilution to new investors. With respect to the options, the amounts shown assume that each holder paid cash for such securities.

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Shareholders existing as of March 31, 2005			%	$		%	$
Shareholders from exercise of stock options
New investors for this offering

Total			%			%	$

CAPITALIZATION

        The following table sets forth our unaudited consolidated capitalization as of March 31, 2005:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale of the            shares of common stock offered by us in this offering at an assumed initial public offering price of $    per share, the midpoint of the range shown on the cover page of this prospectus, and the application of the net proceeds therefrom as if it had occurred as of March 31, 2005.

        The outstanding share information as of March 31, 2005 excludes (1) 817,950 shares of common stock reserved for issuance upon the exercise of outstanding options at a weighted average exercise price of $15.58 per share, and (2) 200,000 shares consisting of common stock reserved for issuance pursuant to future grants under our director fee stock plan and stock option plan.

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of State National Bancshares Capital Stock" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted for the Offering
	(Dollars in thousands)
Long-term Indebtedness:(1)
Junior subordinated debentures due July 31, 2031	$22,681		$22,681
Junior subordinated debentures due September 30, 2033	15,470		15,470
Junior subordinated debentures due March 17, 2034	10,310		10,310

Total long-term indebtedness(2)	48,461		48,461

Stockholders' Equity:
Common stock, par value $1.00 per share, 40,000,000 shares authorized, 10,054,915 shares issued and outstanding, actual; shares issued and outstanding as adjusted	10,055
Paid in capital	133,645
Undivided profits	10,919
Unrealized gain (loss) on available-for-sale securities	(367)

Total stockholders' equity	154,252

Total capitalization	$202,713	$

Capital Ratios:(3)
Leverage ratio(4)	9.36%			%
Tier 1 risk-based capital ratio	11.13
Total risk-based capital ratio	12.21

(1)
Excludes FHLB advances, which were approximately $870,000 as of March 31, 2005, as these advances are not included in regulatory capital calculations.

(2)
Total long-term indebtedness is the aggregate outstanding balance owed to the capital trusts before the netting of the common stock amount of $1.5 million.

(3)
These ratios are explained in the section of this prospectus captioned "Supervision and Regulation." As of March 31, 2005, all $48.5 million of our junior subordinated debentures associated with the trust preferred securities issuance counted as Tier 1 capital under current Federal Reserve Board guidelines. As previously discussed, these ratios do not reflect the pending acquisition of Heritage Financial Corporation.

(4)
The leverage ratio is Tier 1 capital divided by average quarterly assets, after deducting goodwill, intangible assets and net deferred assets in excess of regulatory maximum limits.

BUSINESS

Overview

        We are a bank holding company, headquartered in Fort Worth, Texas, offering a broad range of financial products and services primarily through our main subsidiary, State National Bank, a national banking association. As of March 31, 2005, we had total assets of $1.4 billion, net loans of $938.2 million, total deposits of $1.1 billion, and stockholders' equity of $154.3 million. We also had over $200.0 million of trust and wealth assets under management as of March 31, 2005. We currently operate through a network of 38 banking centers located in three distinct geographic markets throughout Texas and New Mexico: the greater Tarrant County area (Fort Worth, Texas); West Texas (Lubbock, Abilene and Odessa), and Rio Grande (El Paso, Texas and Southern New Mexico).

Organizational Structure

        We own 100% of the capital stock of State National Bancshares of Delaware, Inc. State National Bancshares of Delaware, Inc. owns 100% of the capital stock of State National Bank. As bank holding companies, we and State National Bancshares of Delaware, Inc. are subject to regulation by the Federal Reserve Board in accordance with the requirements set forth in the Bank Holding Company Act, and by the rules and regulations promulgated thereunder by the Federal Reserve Board. See "Supervision and Regulation" for further information.

History and Management Team

        In 1996, our Chairman, President and Chief Executive Officer, Tom C. Nichols, together with Don E. Cosby, our Chief Financial Officer, and Gary Fletcher, a member of our Board of Directors, formed State National Bancshares, a Texas corporation, and its subsidiary State National Bank, a de novo national banking association originally chartered in Lubbock, Texas. Our current management team is comprised of other senior officers of the Ford Bank Group with whom our founders had worked prior to its ultimate acquisition by Norwest Corporation in 1994 and of other experienced bank officers and directors with experience in and knowledge of the West Texas and New Mexico markets on which we focus. Key members of our management team include:

  •
  Tom C. Nichols.    Mr. Nichols, our Chairman, Chief Executive Officer and President, has over 35 years of experience in the commercial banking industry. From 1978 to 1994, Mr. Nichols was an executive with the Ford Bank Group, later First United Bank Group, where he last served as President and Chief Operating Officer until it was acquired by Norwest in 1994. Prior to its acquisition, First United Bank Group operated banks in Texas and New Mexico and had total assets of approximately $4.0 billion.

  •
  Don E. Cosby.    Mr. Cosby, our Chief Financial Officer, also was an executive officer with the Ford Bank Group. Mr. Cosby worked from 1981 to 1989 with the Ford Bank Group as Chief Financial Officer. Mr. Cosby was responsible for acquisition analysis and coordination, regulatory applications and compliance, tax planning and compliance, and debt structuring. From 1989 to 1996, Mr. Cosby served as Chief Fiscal (Financial) Officer at Texas Tech University.

  •
  F. James Volk.    Mr. Volk is one of our directors and regional President of our West Texas and Rio Grande markets. From 1984 to 1995, Mr. Volk served as President and Chief Executive Officer of United New Mexico Bank in Las Cruces, New Mexico (a part of First United Bank Group). Further, from 1985 to 1996, Mr. Volk was a director of First Sierra Bancshares, Inc. in Las Cruces, New Mexico, and served as Chief Executive Officer and President of First Sierra Bancshares from 1996 to 1998, when it was acquired by us. Mr. Volk also currently serves as an advisory director of the Federal Reserve Bank of Dallas-El Paso Branch.

  •
  Alan L. Lackey.    Mr. Lackey serves as our Executive Vice President and Chief Credit Officer. Mr. Lackey worked for MCorp., a regional bank holding company with approximately $20.0 billion in total assets headquartered in Dallas, from 1982 to 1991, and was Manager of Correspondent Banking when MBank, N.A., the subsidiary bank of MCorp., was acquired by Bank One. In 1991, Mr. Lackey joined First National Bank of Lubbock (a part of the Ford Bank Group), later acquired by Norwest, then Wells Fargo, where he ultimately managed commercial and real estate lending for the Lubbock office. Mr. Lackey became an officer of our organization in 1996.

  •
  Edwin L. Schulz.    Mr. Schulz serves as our Executive Vice President and Chief Operations Officer. Mr. Schulz has extensive banking experience in all administrative and operations areas and has been with our organization since 1996. From 1976 to 1992, Mr. Schulz worked for Texas Commerce Bancshares in management and oversight of the West Texas chartered banks where he managed budgeting, forecasting and operations, including loan, branch administration, and deposits. From 1992 to 1996, Mr. Schulz served with First National Bank in a variety of management positions.

Markets

        We primarily serve three distinct geographic markets: the greater Tarrant County area (Fort Worth, Texas), West Texas (Lubbock, Abilene and Odessa) and Rio Grande (El Paso, Texas and Southern New Mexico).

        Tarrant County Market.    Tarrant County is the third most populous county in Texas with a total population of 1.6 million that is projected to grow 11.1% over the next five years compared to 6.3% for the United States. Aerospace companies and defense contractors (AMR Corporation, Lockheed Martin, Bell Helicopter Textron and Alliance Airport), as well as cattle and agricultural companies, have a significant role in the economic foundation of Tarrant County. With more than $17.0 billion in aggregate deposits as of June 30, 2004, Tarrant County is the third largest of the Texas banking markets.

        West Texas Market.    The West Texas market is an eight-county area surrounding the cities of Lubbock, Odessa, and Abilene with a combined population of approximately 716,000 as of the beginning of 2005. Lubbock has a diverse economy consisting of natural resources, healthcare, farming and ranching, electronic manufacturing, and higher education. Lubbock's central location and access to transportation have given it the name "Hub of the Plains" and have contributed to the city's development as a regional warehousing and distribution center. Lubbock is home to Texas Tech University, which is the fifth largest university in Texas with an approximate enrollment of 28,000 and a major driver of the local economy. Odessa is located in Ector County in the heart of the Permian Basin. The Permian Basin, an area of approximately 100,000 square miles in West Texas, is the largest single source of oil and gas deposits in the United States. Odessa and its sister city, Midland (located approximately 18 miles to the east), comprise the hub of the "Petroplex." The Petroplex represents approximately 25% of the nation's natural gas production. Abilene is located in west central Texas near the geographic center of the state, with a primary economic base in agriculture, oil and gas and higher education.

        Rio Grande Market.    This market is comprised primarily of El Paso, Texas and Las Cruces, New Mexico. El Paso is situated on the border of Mexico and two U.S. states and is the fifth largest city in Texas with a population of approximately 595,000. El Paso and its sister city, Ciudad Juarez (located in the Mexican state of Chihuahua), comprise the second largest metropolitan area on the border between the United States and Mexico. El Paso's proximity to Mexico presents an opportunity for businesses to capitalize on the maquiladora industry and NAFTA. The Fort Bliss Military Reservation, which is situated just north of El Paso, comprises approximately 1.1 million acres and is an important employer in the region.

        Las Cruces, New Mexico, located only 25 miles from El Paso, is the second largest city in New Mexico with a population of approximately 81,000. Las Cruces is home to New Mexico State University, which has an estimated enrollment of 16,000, and is the second largest university in the state of New Mexico and a large employer in Las Cruces. Las Cruces topped the 2002 Forbes/Milken Institute ranking as the best small metro area (populations below 177,000) for business and careers. The rankings are based on job growth and earned income, plus a measure of activity in critical technologies that foster future growth. This and the fact that many retirees are moving to Las Cruces have contributed to the population growth over the last five years at 9.7% and factor into the projected population growth of 11.3% over the next five years compared to the projected 6.3% growth rate of the United States over the next five years.

Growth Strategy and Operating Philosophy

        Our priority has been and continues to be creating shareholder value through the development and expansion of an attractive commercial banking franchise in Texas and New Mexico that provides superior service through qualified and relationship oriented employees who are committed to the communities in which we operate. Our plan is to continue to grow both through acquisitions in our existing or contiguous markets and organic growth, focusing our expansion efforts in the Tarrant County market (Fort Worth). We believe this expansion will further balance and diversify our business due to Tarrant County's diverse economy and customer base. We believe our success is largely based on the fact that our customers want to deal directly with people they know and trust, and who can provide high levels of service. We believe that our growth during the past several years has been partly the result of continued consolidation in the banking industry among regional and super-regional commercial banks in our markets, which has created a significant amount of customer disenchantment and frustration and given us an advantage in establishing new customer relationships and attracting highly-skilled employees from our larger competitors. We believe that, unlike some of our larger competitors, through careful selection of acquisition opportunities and established integration procedures, we have experienced relatively little customer defection and staff attrition following our acquisitions.

  Growth Strategy

        Our management team has implemented a strategy of building our core banking franchise by focusing on acquisitions and organic growth. With each acquisition, we have maintained continuity of existing management when appropriate, consolidated back office operations, added product lines and implemented our credit policy. We believe that this strategy will continue to increase our recurring revenue streams, increase earnings per share through economies of scale and other efficiencies, and continue to build shareholder value.

        Our growth plan entails the following:

  •
  Expand through acquisitions with a focus on the Tarrant County market.  A significant part of our growth strategy is to continue our pursuit of opportunistic acquisitions. In evaluating acquisition opportunities, we are currently focusing on the Tarrant County market because its competitive landscape, large population, and wealth and growth demographics are attractive to us. We also believe that we have allocated our resources to serve small and medium-sized businesses more effectively than the larger regional and out-of-state banks in this market. These customers generally have the size and sophistication to demand customized products and services, which we believe our bankers are well equipped to understand and address as a result of their experience. To a lesser extent, we believe there are also opportunities for additional expansion in the West

    Texas and Rio Grande market, which has been positively impacted by the North American Free Trade Agreement (NAFTA) and the enhanced cross-border trade with Mexico.

  •
  Grow fee income by increasing our mortgage originations.  We also plan to take advantage of the high home values and home turnover rates in the Tarrant County region by expanding our mortgage origination operations in this market. Tarrant County has approximately 565,000 housing units and a median home price of $114,668 compared to the median for the state of Texas of $95,511.

  •
  Continued focus on internal growth and de novo branching.    Another important part of our growth strategy is to augment our expansion efforts through internal growth and de novo branching. To do so, we intend to evaluate and consider opening de novo banking centers in our current footprint and in other nearby market areas when opportunities arise. We currently are in the process of opening two de novo banking centers, one in downtown Fort Worth and one in northwest Lubbock. We also anticipate opening de novo banking centers in the Rio Grande market area as needed to service the continued population growth. We believe that the back office and technology systems we have in place will accommodate additional growth within our existing market area and into new markets in nearby regions to achieve economies of scale.

        Since our inception in 1996, we have grown in total assets through a combination of internal growth and acquisitions. Our completed and pending acquisitions include the following:

Acquired Entity	Consummation Date	Location
Heritage Financial Corporation	Pending	Granbury, Texas
Mercantile Bank Texas	July 30, 2004	Fort Worth, Texas
Ruidoso Bank Corporation	January 31, 2001	Ruidoso, New Mexico
Independent Bankshares, Inc	August 11, 2000	Abilene, Texas
Valley Bancorp, Inc.	April 1, 1999	El Paso, Texas
Continental National Bancshares, Inc	March 23, 1999	El Paso, Texas
UB&T Holding Company	March 1, 1999	Abilene, Texas
First Sierra Bancshares, Inc	April 1, 1998	Las Cruces, New Mexico
Bank of America (three branches)	November 6, 1996	Big Spring, Texas

        On May 17, 2005, we entered into a definitive stock purchase agreement to acquire Heritage Financial Corporation, including its wholly owned subsidiary bank, Heritage National Bank, headquartered in Granbury, Texas, a growing suburb of Fort Worth. Heritage National Bank operates through four offices located in Granbury, Benbrook, Crowley and Fort Worth, Texas. The Heritage Financial Corporation acquisition is consistent with our growth strategy of expanding in Tarrant County, Texas and will add banking center locations in areas of Tarrant County where we do not currently have a presence. The aggregate purchase price will be approximately $53.5 million in cash. As of March 31, 2005, Heritage Financial Corporation had total assets of $249.3 million, total deposits of $219.7 million, net loans of $96.2 million and stockholders' equity of $18.3 million.

  Operating Philosophy

        In pursuing our growth strategy, we plan to continue to focus on capital management, customer service, while optimizing deposit mix and asset quality and leveraging our infrastructure as described below.

  •
  Leveraging our existing infrastructure to create additional operational efficiencies.    We believe that as we grow we will be able to benefit from the economies of scale typically enjoyed by larger banking organizations, including efficiencies related to data processing, compliance and technology. We also believe the investments we have made in our banking center network and technology infrastructure are sufficient to support a larger banking organization, and therefore believe increases in our expense base going forward should be lower than our proportional increase in assets and revenues. The support services we provide to our banking centers are centralized in our office located in Lubbock, Texas. These services include back office operations, credit administration, human resources, internal audit, compliance, training and data processing. As a result of these network and technology improvements and the centralization of our support services, we believe our operations enhance efficiencies, maintain consistency in policies and procedures and enable our employees to focus on developing and strengthening customer relationships. We believe that these trends going forward will continue to contribute to our profitability.

  •
  Emphasizing relationship-based banking.    We focus on serving the needs of small to medium-sized businesses, the owners and employees of those businesses, as well as executives and professionals. We believe we are able to provide a superior level of customer service compared to the larger regional and super-regional banks because we operate under a community banking philosophy which is customer driven, emphasizes long-term customer relationships and provides practical financial solutions, convenience and consistent service. Each of our banking centers is administered by one of our local market presidents who has knowledge of the particular community and lending expertise in the specific industries found within the community. We entrust our branch presidents with the authority and flexibility within limited parameters to make customer-related decisions, as our management believes that the most efficient and effective decisions are made at the point of customer contact by the people who know the customer. With this type of branch-based decision-making, we endeavor to provide customers with rapid decisions on lending issues.

  •
  Optimizing our deposit mix.    Beginning in December 2000, we modified our deposit pricing to reduce our reliance on high cost time deposits. We began to lower our rates on interest-bearing time deposits to the lower range of market levels which has caused a significant decrease in this balance over the last five years. Time deposits at December 31, 2000 were $491.7 million, or 48.5% of total deposits, and declined to $273.2 million, or 24.3% of total deposits, at March 31, 2005. To replace this funding source, we have emphasized the promotion of commercial transaction accounts, such as noninterest-bearing transaction accounts. We believe this realignment of our deposit mix is one of the key factors that has contributed to improvement of our net interest margin.

  •
  Continuing emphasis on asset quality.    Our credit administration team has developed an "asset quality culture" consisting of comprehensive policies and procedures for credit underwriting and funding that we believe has enabled us to maintain sound asset quality. For the three months ended March 31, 2005, our annualized ratio of net charge-offs to average loans was 0.13%, and averaged 0.16% over the three years ended December 31, 2004.

Lending Activities

        Our objective is to offer the commercial and consumer customers in our markets a variety of products and services, including a full array of loan products. We make (1) commercial loans, (2) real estate loans to commercial businesses, to individuals, and for construction and land development, and (3) other loans consisting primarily of agriculture loans and consumer loans. We strive to do business in the areas served by our banking centers, and all of our marketing efforts and the vast majority of our loan customers are located within our existing market areas. The following is a discussion of each of our major types of lending activities:

  Commercial

        Our commercial loans are primarily made within our market area and are underwritten on the basis of the borrower's ability to service the debt from cash flow. As a general practice, these loans are secured by current assets of the borrower, including accounts receivable and inventory, and by equipment or other assets owned by the borrower. Normally, we obtain the personal guaranty of the owner of the business. In general, commercial loans have more collateral risk than loans secured primarily by real estate and, therefore, usually yield a higher return. The increased risk also derives from the expectation that commercial loans generally will be serviced principally from the operations of the business, and those operations may not be successful. As a result of these additional complexities, variables and risks, commercial loans require more thorough underwriting and servicing than most types of real estate loans. Our commercial loans generally range in size from $100,000 to $3.0 million. At March 31, 2005, we had $268.9 million in commercial loans, which represented 28.3% of our total loans.

  Real Estate Loans

        Our largest loan category is real estate loans. Significant groups within this category include commercial rental properties, owner occupied properties, interim construction loans for both residential and commercial structures, and development loans. Commercial rental property loans finance the purchase of income producing real estate properties. These loans often involve higher loan principal amounts and repayment is dependent in large part on sufficient income from the properties securing the loans to cover operating expenses and debt service. As a general practice, we require our commercial real estate loans to be secured by income producing properties with margins meeting our criteria and to be guaranteed by financially capable, responsible individuals. In underwriting commercial rental property loans, we consider the property's operating history, future operating projections, current and projected occupancy, location, and physical condition. The underwriting generally also includes credit checks, appraisals, and a review of the financial condition of the borrower and of the guarantors. These loans are typically secured by first liens on the real estate, may have fixed or variable interest rates, and normally have amortizations from 10 to 20 years with five year balloon payments. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans.

        Loans on owner occupied properties are made to individuals or business entities that own the real estate from which they operate. This category may include, for example, medical office buildings owned by the doctors that occupy them and manufacturing companies that own their own buildings. Underwriting of these loans focuses on an analysis of the cash flow and stability of the underlying business, which provides the cash flow stream for debt service. Coupled with this analysis is an assessment of the value of the real estate itself, which is pledged as collateral. These loans generally have amortization periods from 10 to 20 years with five year balloon payments, and interest rates can be either floating or fixed. Generally, personal liability of the owners is required.

        We also make loans to finance the construction of residential and nonresidential properties. Construction loans generally are secured by first liens on real estate. We conduct periodic inspections, either directly or through an agent, prior to periodic draws on these loans. The underwriting guidelines for construction loans are similar to those used for commercial rental property loans. However, construction loans involve additional risks attributable to the fact that loan funds are advanced with the pledge of a project under construction, and the project is of uncertain value prior to its completion. Because of uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation on real property, it can be difficult to accurately evaluate the total funds required to complete a project and the related loan to value ratio. As a result of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project. If we are forced to foreclose on a project prior to completion, there is no assurance that we will be able to recover all of the unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminate period of time. While we have underwriting procedures designed to identify what management believes to be acceptable levels of risk in construction lending, these procedures may not prevent losses from the risks described above.

        Development loans provide funds to purchase and develop both commercial and residential land under a documented development plan that we have reviewed and accepted. These loans are made to established local professional builders or developers with successful track records for the purchase and development of land into commercial or residential lots. Normal development time is 18 months or less. The development plan on these loans must include a detailed budget of the costs anticipated for the complete development project. Inspections are performed by loan officers with relevant experience or a suitable third party to insure the appropriateness of advances in relation to the status of the project.

        At March 31, 2005, we had $570.7 million in real estate loans, which represented 60.1% of our total loans.

  Other Loans

        In addition to commercial and real estate loans, we make agriculture loans and consumer loans. We provide various kinds of operating and term loans to agricultural producers in our market areas, including annual crop production loans, equipment financing loans, and cattle secured loans. These notes are normally secured by, as appropriate, crops, equipment, accounts, various kinds of support payments, cattle (generally feedlot cattle), and hedge accounts. Inspections are performed on crop production and cattle loans to monitor outstanding loan balances to our collateral. As of March 31, 2005, we had $69.7 million in agricultural and other loans, which represented 7.3% of our total loans.

        We also provide a wide variety of consumer loans including motor vehicle, watercraft, education, personal (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from 12 to 72 months and vary based upon the nature of collateral and size of loan. Approval of our consumer loans is usually based on a credit scoring system. Generally, consumer loans entail greater risk than most real estate secured loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan balance. The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. We have very few indirect consumer loans, indicating our preference to maintain personal banking relationships and strict underwriting standards. Our consumer loans have decreased during the last five years, reflecting management's strict control of consumer credit due to record high personal bankruptcy filings nationwide. At March 31, 2005, we had $40.2 million in consumer loans, which represented 4.2% of our total loans.

  Underwriting Strategy

        While our legal lending limit for loans to one borrower as of March 31, 2005 was $17.9 million, we have generally operated within an internal lending limit equal to approximately two-thirds of our legal lending limit. Lending officers are assigned various levels of loan approval authority based upon their respective levels of experience and expertise, as well as upon the size of the banking center in which they work. Applications for new and renewed loans, or modifications to loans, in which the loan relationship is above an individual loan officer's approval authority are evaluated weekly by our loan committees. Our strategy for approving or disapproving loans is to follow conservative loan policies and underwriting practices which include:

  •
  granting loans on a sound and collectible basis;

  •
  investing funds for the benefit of our shareholders and the protection of our depositors;

  •
  serving the needs of the community and our general market area while seeking a balance between maximum yield and minimum risk;

  •
  verifying the availability of primary and secondary sources of repayment for the loan;

  •
  developing and maintaining our targeted levels of diversification for our loan portfolio as a whole and of the loans within each category; and

  •
  monitoring the documentation of our loans and the satisfaction of any insurance coverage requirements.

        Our loan review personnel and our compliance officers interact on a regular basis with commercial, mortgage and consumer lenders to identify potential underwriting or technical exception variances. In addition, we have placed increased emphasis on the early identification of problem loans in an effort to aggressively seek resolution of these situations before these loans become a loss.

Deposit Products and Other Sources of Funds

        Our primary sources of funds for use in our lending and investing activities consist of:

  •
  deposits;

  •
  maturities and principal and interest payments on loans and securities; and

  •
  other borrowings.

        In addition, we have raised additional capital through the issuance of floating rate junior subordinated debentures in connection with trust preferred securities issuances by various statutory trust subsidiaries in July 2001, July 2003, and March 2004. We used the proceeds from these offerings to fund certain acquisitions and for general corporate purposes. Further, in July and August 2004, we issued 900,000 shares of our common stock in a private placement. The proceeds of the private placement, $17.9 million, were used to fund a portion of the purchase price for our acquisition of Mercantile Bank.

        We closely monitor rates and terms of competing sources of funds and utilize those sources we believe to be the most cost effective and consistent with our asset and liability management policies.

  Deposits

        An important balance sheet component impacting our net interest margin is the composition and cost of our deposit base. We believe that we can improve our net interest margin by growing core deposits, or total deposits excluding CDs greater than $100,000, which we believe are less subject to competitive interest rate considerations. We attempt to price our deposit products in order to promote core deposit growth and maintain our liquidity requirements in order to satisfy our customers' needs.

        We offer a wide variety of deposit products. We have historically relied upon, and expect to continue to rely upon, deposits to satisfy our needs for sources of funds. We provide regular checking, savings, NOW and money market deposit accounts; fixed rate, fixed maturity retail CDs ranging in terms from 30 days to five years; individual retirement accounts and Jumbo CDs. For business customers, we provide courier service to pick up noncash deposits, and for those customers that use large amounts of cash, we arrange for armored car and vault service.

        Our focus is on attracting lower cost core transaction account deposits. Based on average balances, as of March 31, 2005, our deposit portfolio was comprised of 34.9% noninterest-bearing deposits, as compared to 30.7% at December 31, 2004 and 26.7% at December 31, 2003. We do not have any wholesale brokered deposits.

        We intend to continue our efforts on attracting deposits from our business lending relationships in order to reduce our cost of funds and improve our net interest margin. Also, we believe that we have the ability to attract sufficient additional deposits by repricing the yields on our CDs in order to meet loan demands during times that growth in core deposits lags growth in loan demand.

        In addition to our traditional marketing methods, we pursue new customers and deposits by:

  •
  expanding long term business customer relationships, including referrals from our customers; and

  •
  building deposit relationships through our branch relationship officers who are compensated based upon the profitability of such relationships.

  Other Borrowings

        We may occasionally use our Fed funds lines of credit to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short term purposes. We have three Fed funds lines with other financial institutions pursuant to which we can borrow up to $16.0 million on an unsecured basis. These lines may be terminated by the respective lending institutions at any time.

        We obtain other overnight borrowed funds under arrangements with certain customers whereby bank securities are sold under an agreement to repurchase the next business day. These borrowing arrangements are collateralized by the pledging of the applicable investment securities. The borrowing costs of these arrangements are priced lower than the daily Fed fund rate.

        We also occasionally borrow from the Federal Home Loan Bank, or FHLB, pursuant to an existing commitment based on the value of the collateral pledged (either loans or securities). As of March 31, 2005, our FHLB borrowings were approximately $870,000.

Trust and Wealth Management Services

        We provide a wide variety of trust and wealth management services to our customers. As of March 31, 2005, we had over $200.0 million of trust and wealth assets under management. Our trust services include estate administration, personal trust administration, charitable trust administration, employee benefit administration, investment management and farm and ranch management. Through our association with Fiserv Investor Services, Inc., we provide access to a wide variety of investment products including mutual funds, tax-free and taxable bonds, stocks, UITs, U.S. Government and Federal Agency Securities, annuities, college and retirement plans and pension and profit sharing plans.

Our Investment Activities

        Our general objectives with respect to our investment portfolio are to:

  •
  achieve an acceptable asset/liability position (based on our separate policy related to asset/liability management that provides guidance for how investments are to be used to manage interest rate risk);

  •
  provide a balance of quality and diversification to our assets;

  •
  provide liquidity necessary to meet cyclical and long term changes in the mix of assets and liabilities;

  •
  provide a stable flow of dependable earnings;

  •
  maintain collateral for pledging requirements;

  •
  manage interest rate risk;

  •
  comply with regulatory and accounting standards; and

  •
  provide funds for local community needs.

        Our investment securities consist primarily of U.S. Agency issues, municipal bonds and mortgage backed securities. In addition, for liquidity purposes, we use Fed funds sold which are temporary overnight sales of excess funds to correspondent banks.

        All of our investment securities are classified as "available-for-sale" or "held-to-maturity" pursuant to SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders' equity. Held-to-maturity securities are those securities that we have both the intent and the ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.

        Our investment securities portfolio is managed in accordance with guidelines set forth in our investment policy. Specific day to day transactions affecting the investment securities portfolio are managed by our Chief Financial Officer. In accordance with our written investment policy, all trades require the prior written approval of our Chief Financial Officer. These investment activities are reviewed monthly or more often, as needed, by our Asset Liability Committee and are reported monthly to our Board of Directors.

        Our investment policy addresses strategies, types and levels of allowable investments and is reviewed and approved annually by our Board of Directors. Our investment policy authorizes us to invest in a variety of investment securities, subject to various limitations. It also limits the amount we can invest in various types of securities, places limits on average life and duration of securities, and limits the securities dealers with whom we can conduct business.

Competition

        The banking business is highly competitive, and our profitability depends principally on our ability to compete in the market areas in which our banking operations are located. We experience substantial competition in attracting and retaining savings deposits and in lending funds. The primary factors we encounter in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, money market mutual funds and corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors we encounter in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans normally comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. We believe that we have been able to compete effectively with other financial institutions by emphasizing customer service and technology, by establishing long-term customer relationships and building customer loyalty, and by providing products and services designed to address the specific needs of our customers.

Employees

        As of March 31, 2005, we had 545 full-time equivalent employees, 149 of whom are officers of State National Bank. We consider our relations with our employees to be good.

Legal Proceedings

        From time to time, we are involved in routine litigation that arises in the normal conduct of our business. However, we are not, and none of our subsidiaries are, currently involved in any litigation that we believe, either singularly or in the aggregate, could be reasonably expected to have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

Properties

        Our principal offices are located at 4500 Mercantile Plaza Drive, Suite 300, Forth Worth, Texas. All of our banking centers are located in Texas and New Mexico. The following table sets forth a list of our banking center locations and certain other properties which we own or rent:

Locations	Own/Rent	Square Footage	Annual Rent
Tarrant County Market
Arlington, TX
921 West Lamar	Own	7,500	N/A
Azle, TX
11588 FM 730 North	Own	3,900	N/A
150 Industrial Avenue(1)	Own	20,400	N/A
Bedford, TX
1600 Airport Freeway, Suite 100	Rent	8,100	$155,000
1600 Airport Freeway (motor bank)	Rent	500	$25,000
Fort Worth, TX
309 West 7th Street, Suite 100	Rent	3,800	$46,000
4500 Mercantile Plaza Drive, Suite 100	Rent	13,500	$304,000
4500 Mercantile Plaza Drive, Suite 300(2)	Rent	3,800	$68,000
Hurst, TX
606 A Grapevine Highway	Rent	1,600	$34,000
West Texas Market
Abilene, TX
6301 Buffalo Gap Road	Own	3,500	N/A
547 Chestnut	Own	8,600	N/A
1049 North 3rd Street(3)	Own	58,900	N/A
4702 South 14th Street	Rent	1,200	$19,000
Big Spring, TX
1500 South Gregg Street	Own	3,200	N/A

Lubbock, TX
1617 Broadway Avenue	Own	12,500	N/A
6601 Indiana	Own	1,800	N/A
1611 10th Street(4)	Own	16,500	N/A
8200 Nashville(5)	Own	23,200	N/A
Odessa, TX
1330 East 8th Street	Own	62,400	N/A
3809 East 42nd Street	Rent	2,400	$51,000
Plainview, TX
2804 Olton Road	Own	6,300	N/A
San Angelo, TX
4112 College Hills Boulevard(6)	Own	6,800	N/A
Stamford, TX
210 South Swenson Street	Own	14,000	N/A
Winters, TX
500 South Main Street	Own	9,500	N/A
Rio Grande Market
Alamogordo, NM
600 9th Street	Rent	2,900	$48,000
Deming, NM
411 Cody Road	Rent	1,100	$18,000
Elephant Butte, NM
600 Highway 195, Suite A	Rent	1,000	$20,000
El Paso, TX
6044 Gateway Boulevard East	Rent	8,200	$153,000
9820 Gateway North	Rent	2,400	$48,000
10456 Montwood Drive	Own	2,500	N/A
7744 North Loop Drive	Own	14,700	N/A
601 N. Mesa Street	Own	18,900	N/A
690 Sunland Park Drive	Own	16,300	N/A
2100 Yarbrough Drive	Own	11,500	N/A
1610 Zaragosa Street	Rent	2,400	$45,000
Las Cruces, NM
225 E. Idaho	Rent	1,200	$31,000
555 S. Telshor	Rent	9,800	$182,000
Ruidoso, NM
707 Mechem Drive	Own	6,800	N/A
1710 Sudderth	Own	7,900	N/A
Ruidoso Downs, NM
2151 Highway 70 West	Rent	1,000	$36,000
Santa Teresa, NM
1245 Country Club Road	Rent	2,500	$52,000

Truth Or Consequences, NM
210 Main Street	Own	6,000	N/A
Nogales, AZ
1860 North State Road(7)	Rent	800	$11,000

(1)
We own condominium interests totaling approximately 16,800 square feet. Three other condominium owners own units totaling approximately 3,600 square feet.

(2)
State National Bancshares corporate headquarters.

(3)
The North 3rd Street banking center occupies approximately 10,500 square feet and leases approximately 48,400 square feet to third parties.

(4)
Denotes property used for our operations center facility, which occupies 16,500 square feet.

(5)
The 82nd Street banking center occupies approximately 11,700 square feet, leases approximately 7,900 square feet to third parties and is attempting to lease the remaining approximate 3,900 square feet.

(6)
The San Angelo banking center occupies approximately 3,400 square feet and leases approximately 3,400 square feet to third parties.

(7)
Loan production office.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived our selected consolidated financial data as of December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We derived our selected consolidated financial data as of December 31, 2002, 2001 and 2000 and for the years ended December 31, 2001 and 2000 from our audited consolidated financial statements which are not included in this prospectus. Our selected consolidated financial data as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements reflect all adjustments, including usual recurring adjustments, which in the opinion of management, are necessary for the fair presentation of that information as of and for the periods presented. Our results for the interim periods are not necessarily indicative of the results that you should expect for the full year or in the future.

        You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes included elsewhere in this prospectus. Results from past periods are not necessarily indicative of results that may be expected for any future period. Average balances have been computed using daily averages.

	As of or for the three months ended March 31,		As of or for the years ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
Income Statement Data:
Total interest income	$17,436	$13,922	$60,989	$57,165	$64,165	$81,720	$72,917
Total interest expense(1)	2,732	2,061	9,093	10,755	17,675	36,361	32,625

Net interest income(1)	14,704	11,861	51,896	46,410	46,490	45,359	40,292
Provision for loan losses(2)	300	—	450	118	1,118	11,730	1,918

Net interest income after provision for loan losses	14,404	11,861	51,446	46,292	45,372	33,629	38,374
Noninterest income:
Service charges and other fees	2,380	2,145	9,333	8,749	8,098	8,277	5,814
Gain on sale of loans	573	544	2,261	3,159	2,217	1,400	377
Net realized gain on sale of securities	1	—	—	11	199	6	28
Bank owned life insurance	316	323	1,259	1,176	1,119	642	—
Other	1,094	779	2,957	2,703	3,149	2,114	1,639

Total noninterest income	4,364	3,791	15,810	15,798	14,782	12,439	7,858
Noninterest expense:
Salaries and employee benefits	7,069	5,597	24,507	22,416	21,587	21,171	17,234
Net occupancy and equipment expense	2,168	1,898	7,678	7,529	8,171	8,195	6,218
Amortization of intangibles	824	628	2,888	2,685	3,025	6,495	4,821
Professional fees	355	253	1,143	1,023	1,465	1,948	2,212
Other noninterest expense	3,009	2,556	11,368	14,666	13,470	13,386	10,668

Total noninterest expense(1)	13,425	10,932	47,584	48,319	47,718	51,195	41,153

Income (loss) before income taxes	5,343	4,720	19,672	13,771	12,436	(5,127)	5,079
Income tax expense (benefit)	1,906	1,658	6,317	4,202	3,432	(936)	2,313
Cumulative effect of a change in accounting principle(2)	—	—	—	—	(15,642)	—	—

Net income (loss)	$3,437	$3,062	$13,355	$9,569	$(6,638)	$(4,191)	$2,766

Per Share Data:
Earnings (loss)—basic	$0.34	$0.34	$1.40	$1.04	$(0.70)	$(0.44)	$0.34
Earnings (loss)—diluted	0.33	0.33	1.37	1.02	(0.69)	(0.44)	0.34
Book value	15.34	13.64	15.05	13.32	12.66	13.39	13.58
Tangible book value	7.35	8.57	7.01	8.17	7.38	6.41	6.50
Weighted average shares outstanding—basic	10,054,826	9,138,993	9,536,114	9,217,1224	9,481,910	9,493,603	8,049,359
Weighted average shares outstanding—diluted	10,318,771	9,278,412	9,737,049	9,362,588	9,589,569	9,576,371	8,132,402
Balance Sheet Data:
Total assets	$1,354,848	$1,156,189	$1,350,380	$1,126,831	$1,142,532	$1,217,624	$1,208,059
Investment securities available-for-sale	133,325	221,403	151,008	211,039	267,601	352,201	331,404
Federal Reserve Bank stock and other investments	7,894	7,061	8,306	7,073	6,766	3,243	2,576
Loans, net	938,181	722,286	926,401	726,543	648,155	634,037	617,223
Intangibles, net	85,480	50,904	86,304	51,533	54,261	73,115	75,513
Total deposits	1,125,364	951,842	1,126,394	938,734	960,418	1,020,209	1,032,854
Other borrowings	75,232	79,666	72,626	66,849	65,385	69,996	46,391
Stockholders' equity	154,252	124,681	151,360	121,248	116,729	127,419	128,814
Performance Ratios:
Return on average equity(3)	8.97%	9.95%	9.84%	7.94%	(5.59)%	(3.24)%	2.59%
Return on average assets(4)	1.03	1.08	1.08	0.85	(0.57)	(0.33)	0.27
Net interest margin(5)	5.24	4.86	4.87	4.77	4.67	4.15	4.58
Efficiency ratio(6)	66.03	65.77	65.96	73.26	72.73	77.40	75.46
Asset Quality Ratios:
Total nonperforming assets to total loans and other real estate	0.86%	1.18%	0.98%	1.13%	1.88%	1.74%	1.28%
Allowance for loan losses to nonperforming loans	181.88	153.43	157.66	168.08	124.21	106.24	159.15
Allowance for loan losses to total loans	1.20	1.38	1.21	1.36	1.66	1.67	1.86
Net charge-offs to average loans	0.13	(0.04)	0.18	0.14	0.15	2.17	0.69
Capital Ratios:(7)
Leverage ratio	9.36%	10.60%	8.82%	9.86%	8.60%	7.50%	6.10%
Tier 1 risk-based capital ratio	11.13	14.19	10.89	13.37	13.00	12.50	9.70
Total risk-based capital ratio	12.21	16.21	11.98	14.62	14.20	14.00	11.30

(1)
In 2002, 2001 and 2000, we included our guaranteed preferred beneficial interest expenses of $2,339,000, $1,747,000 and $433,000, respectively, as "Noninterest expense." However, commencing in 2003, we began to include this expense as an "interest expense." Accordingly, for comparability purposes, we have reclassified such amounts for 2002, 2001 and 2000.

(2)
The loan charge-offs and the related loan loss provision that occurred during the year 2001 were primarily attributable to five borrowing relationships that were originated by Independent Bankshares, Inc. and acquired by us on August 11, 2000. Though due diligence was performed, the loan problems were undetected due to fraud committed by the borrowers and a former officer of Independent Bankshares, Inc. As a result of these charged-off loans, we also required that other related loans be paid off thereby generating a further reduction in loans acquired through that acquisition.

The overall reduction in loans and the nonaccrual status of the loans discussed above, impacted the fair value of the acquisition of Independent Bankshares, Inc. and because of the timing of the loan problems, an impairment to goodwill of $15,642,000 was recorded under the guidance established by SFAS No. 142 as of January 1, 2002.

(3)
Return on average equity is determined by dividing net income by average stockholders' equity.

(4)
Return on average assets is determined by dividing net income by average assets.

(5)
Net interest margin is determined by dividing net interest income (fully taxable equivalent) by average interest-earning assets.

(6)
The efficiency ratio is determined by dividing total noninterest expense less intangible amortization by an amount equal to net interest income (fully taxable equivalent) plus noninterest income.

(7)
These ratios are explained in the section of this prospectus captioned "Supervision and Regulation." As of March 31, 2005, all $48.5 million of our junior subordinated debentures associated with the trust preferred securities issuance counted as Tier 1 capital under current Federal Reserve Board guidelines.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 combines the historical income statements of State National Bancshares with Mercantile Bank after giving effect to the following transactions:

  •
  the issuance of 900,000 shares of common stock in a private placement between July 19, 2004 and August 3, 2004 and the application of $17.9 million of net proceeds from such sale;

  •
  the issuance of $10.3 million of junior subordinated debentures on March 17, 2004 which was used to fund a portion of the purchase price for our acquisition of Mercantile Bank; and

  •
  our acquisition of Mercantile Bank on July 30, 2004.

        The pro forma adjustments to the statement of income are computed as if the transactions occurred on January 1, 2004. This unaudited pro forma statement was prepared giving effect to the purchase accounting adjustments and other assumptions described in the accompanying notes. Pro forma balance sheet data is not provided as our audited consolidated balance sheet as of December 31, 2004 included elsewhere in this prospectus gives full effect to the Mercantile Bank acquisition.

        The unaudited pro forma condensed consolidated statement of income reflects pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable, but are subject to change. We have made, in our opinion, all adjustments that are necessary to present fairly the pro forma information. The unaudited condensed consolidated statement of income does not purport to represent what our actual results of operations or financial position would have been if our acquisition of Mercantile Bank had occurred on January 1, 2004 or to project our results of operations or financial position for any future period.

	Consolidated State National	Mercantile (January 1- July 30, 2004)	Adjustments			Pro Forma with Consolidated Mercantile
	(Dollars in thousands, except per share data)
Interest Income:
Loans, including fees	$52,951	$5,720	$			$58,671
Securities	7,454	459		(393	)(a)	7,520
Deposits on other banks	175	2				177
Fed funds sold	409	65				474

Total interest income	$60,989	$6,246		$(393)		$66,842

Interest Expense:
Deposits	$6,636	$560	$			$$7,196
Fed funds purchased and securities sold under agreement to repurchase	176	6				182
Junior subordinated debentures	2,233			82	(b)	2,315
Notes payable	48					48

Total interest expense	$9,093	$566		$82		$9,741

Net interest income	51,896	$5,680		(475)		57,101
Provision for loan losses	450	1,088				1,538

Net interest income after provision	$51,446	$4,592		$(475)		$55,563

Noninterest income:
Service charges on deposit accounts	$9,333	$504	$			$9,837
Gain on sale of loans	2,261					2,261
Impairment of investment securities	(26)					(26)
Other	4,242	239				4,481

Total noninterest income	$15,810	$743	$			$16,553

Noninterest expense:
Salaries and employee benefits	$24,507	$5,068	$(2,661	)(c)	$26,914
Net occupancy and equipment expense	7,678	883			8,561
Amortization of intangibles	2,888		522	(d)	3,410
Professional fees	1,143	285			1,428
Communication expense	1,016	76			1,092
Data processing expense	788	295			1,083
Restructuring/merger expenses	285	217	(217	)(c)	285
Net costs applicable to other real estate and other repossessed assets	263	5			268
Other	9,016	454			9,470

Total noninterest expense	$47,584	$7,283	$(2,356)		$52,511

Income (loss) before taxes	$19,672	(1,948)	$1,881		$19,605
Income tax expense (benefit)	6,317	(746)	658	(e)	6,229

Net income (loss)	$13,355	$(1,202)	$1,223		$13,376

Per Share Data:
Earnings—basic	$1.40				$1.33
Earnings—diluted	$1.37				$1.31
Weighted average shares outstanding—basic	9,536,114				10,031,232	(f)
Weighted average shares outstanding—diluted	9,735,874				10,230,992	(f)

(a)
This adjustment reflects the average earnings that will be lost due to securities of $23.4 million sold to fund our purchase of Mercantile Bank. An average rate of 2.88% was used based on securities' earnings for seven months before the acquisition.

(b)
This adjustment reflects additional subordinated debt payable expense that we incurred due to the additional $10 million of trust preferred debt that was used in the purchase of Mercantile Bank. An average rate of 3.96% (the three month LIBOR of 1.17% + 2.79%) for the period ended January 1 to March 16, 2004.

(c)
This adjustment reflects the expenses incurred by Mercantile Bank during the first seven months of 2004 related to our acquisition of Mercantile Bank. Included in these adjustments are the change of control payments, tax gross up payments and various conversion related expenses.

(d)
This adjustment reflects the amortization of Mercantile Bank's core deposit intangible assets over an average life of eight years at a 150% declining balance representing the seven months before we acquired Mercantile Bank.

(e)
This adjustment reflects the tax effect of the proforma adjustments using a 35% tax rate.

(f)
Average shares outstanding include 900,000 additional shares of common stock issued in the private placement offering.

Note to Unaudited Pro Forma Combined Consolidated Statement of Income

        On July 30, 2004, we acquired all of the outstanding capital stock of Mercantile Bank. The unaudited pro forma condensed consolidated statement of income for the year ended December 31, 2004 combines the historical financial statements of State National Bancshares for the year ended December 31, 2004 with Mercantile Bank for the period from January 1, 2004 through July 30, 2004 after giving effect to the acquisition using the purchase method of accounting in accordance with generally accepted accounting principles. Pro forma adjustments to the statement of income are computed as if the Mercantile Bank acquisition occurred on January 1, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis presents our consolidated financial condition and results of operations for the three months ended March 31, 2005 and 2004, as well as for the years ended December 31, 2004, 2003 and 2002. This discussion should be read together with the "Selected Historical Financial and Operating Data," our financial statements and the notes thereto, and other financial data included in this prospectus. In addition to the historical information provided below, we have made certain estimates and forward-looking statements that involve risks and uncertainties. Our actual results could differ significantly from those anticipated in these estimates and in the forward-looking statements as a result of certain factors, including those discussed in the section of this prospectus captioned "Risk Factors," and elsewhere in this prospectus.

General

        We are a registered bank holding company headquartered in Fort Worth, Texas, offering a broad array of financial services through our wholly owned banking subsidiary, State National Bank. As of March 31, 2005, we had, on a consolidated basis, total assets of $1.4 billion, net loans of $938.2 million, total deposits of $1.1 billion, and stockholders' equity of $154.3 million. We currently operate through a network of 38 banking centers located throughout Texas and New Mexico. On July 30, 2004, we acquired all of the capital stock of Mercantile Bank, a commercial bank headquartered in Fort Worth, Texas with approximately $215.7 million in total assets as of July 30, 2004.

        As a bank holding company, we generate most of our revenue from interest on loans and investments, service charges, and gains on the sale of loans. Our primary source of funding for our loans is deposits we hold in our subsidiary bank. Our largest expenses are interest on these deposits and salaries and related employee benefits. We usually measure our performance by calculating our return on average assets, return on average equity, our regulatory leverage and risk-based capital ratios. We also measure our performance by our efficiency ratio, which is calculated by dividing noninterest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and noninterest income.

        Our consolidated financial statements for each of the years in the three-year period ended December 31, 2004 include the results of operations for each of our wholly owned subsidiaries: State National Bank, TWOENC, Inc. (subsidiary of State National Bank) and State National Bancshares of Delaware. Our statutory trust subsidiaries are special purpose vehicles that were used to issue trust preferred securities. It should be noted, however, that in December 2003, the FASB issued a revision to Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, that required the deconsolidation of certain "variable interest entities," such as our statutory trust subsidiaries. Effective December 31, 2003, we adopted the provisions of FIN No. 46R, requiring the deconsolidation of these trusts. As a result, our statutory trusts are no longer consolidated with us or State National Bank. Commencing on December 31, 2003, we refer to the trust preferred securities we issued through our statutory trust subsidiaries as junior subordinated debentures instead of trust preferred securities, as we had prior to that date.

        Since 2000, we have raised approximately $48.5 million through the issuance of junior subordinated debentures in connection with our trust preferred securities issuances, which we have applied to achieve and maintain our status as a well-capitalized institution, to sustain our continued loan growth and to finance acquisitions.

Critical Accounting Policies

        We prepare our consolidated financial statements based on the selection of certain accounting policies, generally accepted accounting principles and customary practices in the banking industry.

These policies, in certain areas, require us to make significant estimates and assumptions. Our accounting policies are described in detail in the notes to our consolidated financial statements included as part of this prospectus.

        We deem a policy critical if (1) the accounting estimate required us to make assumptions about matters that are highly uncertain at the time we make the accounting estimate; and (2) different estimates that reasonably could have been used in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on our financial statements.

  Loans and Allowance for Loan Losses

        The following discussion addresses our allowance for loan loss and our provision for loan losses, which we deem to be our most critical accounting policy. We have other significant accounting policies and continue to evaluate the materiality of their impact on our consolidated financial statements, but we believe that these other policies either do not generally require us to make estimates and judgments that are difficult or subjective, or it is less likely that they would have a material impact on our reported results for a given period.

        Our allowance for loan losses is an amount that we believe will be adequate to absorb inherent estimated losses on existing loans in which full collectabilitiy is unlikely based upon our review and evaluation of our loan portfolio, including letters of credit, lines of credit and unused commitments to provide financing. Our allowance for loan losses is reduced by loan charge offs, increased by recoveries of loans previously charged off and increased or decreased by our loan loss provision in an amount determined by our management to be appropriate.

        The amount of our provision for loan losses is based on periodic (not less than quarterly) evaluations of our loan portfolio, especially nonperforming and other potential problem loans. During these evaluations, we consider factors such as:

  •
  management's evaluation of specific loans;

  •
  the level and composition of nonperforming loans;

  •
  the financial condition of borrowers on the problem loan list;

  •
  the value and liquidity of collateral;

  •
  delinquency;

  •
  historical loss experience;

  •
  results of examinations by regulatory agencies;

  •
  our internal asset review process that is independent of the management of State National Bank;

  •
  expectations of current economic conditions and their impact on particular industries and individual borrowers;

  •
  the strength of available guarantees;

  •
  concentrations of credit; and

  •
  other factors that include allowances assigned to specific loans and nonspecific allowances, which are based on the above factors.

        Although we believe that we use the best information available to make loan loss allowance determinations, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making our initial determinations. Our policy requires that a new loan loss allowance determination be made at the time a lender becomes aware of changed conditions that warrant an adjustment. A downturn in the economy and employment could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in income. Additionally, as an integral part of their examination process, bank regulatory agencies periodically review the adequacy of our allowance for loan losses amount and the methodology we use to determine it. The bank regulatory agencies could require us to increase our loan loss allowance or change our methodology based on their judgment of information available to them at the time of their examination.

  Stock-Based Compensation

        We have a nonqualified stock option plan to provide an incentive for key employees to remain in service, to extend to them the opportunity to acquire a proprietary interest in our company and to attract and retain quality personnel. Prior to 2003, we had applied the recognition and measurement provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations in accounting for our plan. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively to all new awards granted to our employees after January 1, 2003. Awards under our plan vest over periods ranging from immediate to three years. Therefore, the expense related to stock-based employee compensation included in our determination of net income periods commencing on or after January 1, 2003 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS 123. For stock options granted prior to January 1, 2003, we continue to apply the intrinsic value-based method of accounting under APB 25, under which compensation cost is recognized only when the option exercise price is less than the fair market value of the underlying stock on the date of grant. The option price under these plans is the fair market value of the shares at the grant date, but in no event will the exercise price be less than $10. The aggregate number of shares of our common stock to be issued pursuant to the exercise of all options granted under our plan may not exceed 10% of the then outstanding shares of our common stock.

        SFAS No. 123, "Share-Based Payment (Revised 2004)" ("SFAS 123R"). SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is mandatory for all entities with fiscal periods starting after June 30, 2005. We intend to implement SFAS 123R on January 1, 2006 and its adoption is not anticipated to have a material impact on our consolidated financial position, results of operations or cash flows.

  Impairment of Goodwill

        SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives be reviewed for impairment at least annually. We perform annual impairment tests for goodwill and other intangible assets that we determine have an indefinite life in October of each year. Based on these impairment calculations, we believe no impairment existed as of March 31, 2005.

        We evaluate all other intangible assets periodically to determine recoverability of their carrying value when economic conditions indicate impairment may exist. These conditions would include an ongoing negative performance history and a forecast of anticipated performance that is significantly below our initial expectation for an acquired entity. Impairment would be determined based upon our estimated discounted cash flows of the entity acquired over the remaining amortization period, compared to the remaining intangible balance. As of March 31, 2005, we believe that no impairment of other intangible assets had occurred as determined by SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Company

        State National Bancshares, Inc., through State National Bancshares of Delaware, Inc., owns 100% of State National Bank. Prior to February 14, 2003, two charters of approximately equal asset size existed, State National Bank El Paso and State National Bank Lubbock. On February 14, 2003, State National Bank El Paso was merged with and into State National Bank Lubbock. State National Bank Lubbock continued as the surviving entity after the merger and its name was changed to "State National Bank." There was no merger consideration paid as, prior to the transactions, State National Bank El Paso was a subsidiary of State National Bancshares, Inc.

Reclassification

        Certain reclassifications have been made to prior years to conform to the 2004 presentation.

For the Three Months Ended March 31, 2005 and 2004

Results of Operations

        Our net income for the three months ended March 31, 2005 was approximately $3.4 million, an increase of $375,000 over net income for the same period in 2004 of approximately $3.1 million. The increase in our net earnings for the first quarter of 2005 over the first quarter of 2004 was primarily attributable to our acquisition of Mercantile Bank.

        On a basic net earnings per share basis, our net earnings were $0.34 for the first quarter of 2005 as compared to $0.34 for the first quarter of 2004. Our return on average assets was 1.03% for the first quarter of 2005 as compared to 1.08% for the same period in 2004. Our return on average equity was 8.97% for the first quarter of 2005 as compared to 9.95% for the first quarter of 2004.

  Net Interest Income and Net Interest Margin

        Net interest income is the difference between interest income, principally from loan and investment securities portfolios, and interest expense, principally on customer deposits and borrowings. Net interest income is our principal source of earnings. Changes in net interest income result from changes in volume, net interest spread and net interest margin. Volume refers to the average dollar level of interest-earning assets and interest-bearing liabilities. Net interest spread refers to the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Net interest margin refers to net interest income divided by average interest-earning assets, and is influenced by the level and relative mix of interest-earning assets and interest-bearing liabilities.

        Our tax equivalent net interest income was $14.7 million for the three months ended March 31, 2005, an increase of $2.8 million, or 24.0%, from $11.9 million for the same period in 2004. Our net interest margin on a fully taxable-equivalent basis was 5.24% for the three months ended March 31, 2005 and 4.86% for the three months ended March 31, 2004. These increases were primarily the result of higher volumes in our loan portfolio as well as higher interest rates on our loan portfolio. The higher loan portfolio volumes can be attributed to our acquisition of Mercantile Bank as well as to organic growth of our loan portfolio. At the date of our acquisition of Mercantile Bank, we acquired net loans of $145.0 million. The increase in interest rates is correlated to the increase in the prime rate, which has increased from 4.00% to 5.50% in the 12 months between March 31, 2004 and March 31, 2005. As we are in an asset sensitive position, meaning that our interest-earning assets exceed our interest-bearing liabilities, this increase in rates has improved our net interest margin. Our net interest spread also increased to 4.83% for the three months ended March 31, 2005 as compared to 4.57% for the same period in 2004. The increases in volumes in our loan portfolio as well as the increases in interest rates were partially offset by a decrease in our securities portfolio. Our securities portfolio was reduced to fund the increase in our loan portfolio.

        Our average interest-earning assets were $1.1 billion for the three months ended March 31 2005, compared to $976.3 million for the three months ended March 31, 2004, representing an increase of 15.2%, which is primarily attributable to our acquisition of Mercantile Bank. Average net loans were $947.3 million for the three months ended March 31, 2005, compared to $736.6 million for the three months ended March 31, 2004, representing an increase of 28.6%. Due primarily to increased volumes in our loan portfolio, primarily attributable to our acquisition of Mercantile Bank, our tax equivalent total interest income increased by 25.2% to $17.5 million for the three months ended March 31, 2005 compared to $13.9 million for the same period in 2004.

        Our average interest-bearing liabilities also increased by 9.6% to $791.1 million for the three months ended March 31, 2005, from $722.1 million for the three months ended March 31, 2004. Our total interest expense increased by 32.6% to $2.7 million for the three months ended March 31, 2005, compared to $2.1 million for the same period during 2004. The increase in our interest expense is due primarily to higher interest rates paid on our interest-bearing demand deposits and on our junior subordinated debentures. The average interest rate we paid for interest-bearing deposits increased to 0.61% for the three months ended March 31, 2004 compared to 0.37% for the three months ended March 31, 2005. The average interest rate paid for our certificates of deposits increased from 1.66% for the three months ended March 31, 2005 compared to 1.80% for the three months ended March 31, 2004. Also, the average interest rate we paid for our junior subordinated debentures increased from 4.69% to 5.97%. These increases were influenced by the fact that, while the prime interest rate increased from 4.00% to 5.50% over the period, due to our asset sensitive position, our interest-earning assets reprice faster than our interest bearing liabilities, thereby creating a lag effect.

        The following table presents our average balance sheets as of March 31, 2005 and March 31, 2004 and indicates the interest earned or paid on each major category of interest-earning assets and interest-bearing liabilities on a fully taxable equivalent basis, and the average rates earned or paid on each major category. This analysis details the contribution of our interest-earning assets and the overall impact of the cost of funds on our net interest income.

	Three Months Ended March 31,
	2005			2004
	Average Balance	Interest Income/ Expense	Yield/ Rate(1)	Average Balance	Interest Income/ Expense	Yield/ Rate(1)
	(Dollars in thousands)
ASSETS:
Interest-earning assets:
Loans, net of unearned income	$947,320	$15,802	6.67%	$736,648	$11,669	6.34%
Securities	150,717	1,496	3.97	213,832	2,208	4.13
Time deposits in other banks	9,845	53	2.15	7,362	14	0.76
Fed funds sold	16,494	100	2.43	18,483	43	0.93

Total interest-earning assets	1,124,377	17,451	6.21	976,325	13,934	5.71

Noninterest-earning assets:
Cash and due from banks	61,097			47,440
Intangible assets	85,837			51,188
Premises and equipment, net	33,934			25,056
Accrued interest receivable and other assets	45,515			39,493
Allowance for loan losses	(11,468)			(10,096)
Total noninterest-earning assets	214,915			153,081

TOTAL ASSETS	$1,339,292			$1,129,406

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
Demand, savings and money market deposits	$446,557	$682	0.61%	$365,320	$342	0.37%
Time deposits	278,618	1,252	1.80	295,983	1,230	1.66
Fed funds purchased and securities sold under agreement to repurchase	18,017	85	1.89	21,120	24	0.45
Junior subordinated debentures	47,000	702	5.97	38,667	453	4.69
Notes payable	880	11	4.77	995	12	4.82

Total interest-bearing liabilities	791,072	2,732	1.38	722,085	2,061	1.14

Noninterest-bearing liabilities:
Demand deposits	387,856			276,719
Accrued interest payable and other liabilities	7,079			7,479

Total noninterest-bearing liabilities	394,935			284,198

TOTAL LIABILITIES	1,186,007			1,006,283
STOCKHOLDERS' EQUITY	153,285			123,123

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,339,292			$1,129,406

Net interest income		$14,719			$11,873

Net interest spread(2)			4.83%			4.57%

Net interest margin(3)			5.24%			4.86%

(1)
Yields on tax-exempt securities are calculated on a fully taxable equivalent basis assuming a 35% tax rate.

(2)
Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(3)
Represents net interest income on a fully taxable equivalent basis as a percentage of average interest-earning assets.

        The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for our interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates (rate) on a fully taxable equivalent basis. All changes in interest owed and paid for interest-earning assets and interest-bearing liabilities are attributable to either volume or rate. The impact of changes in the mix of interest-earning assets and interest-bearing liabilities is reflected in our net interest income.

	Three Months Ended March 31, 2005 vs. 2004 Increase (Decrease) Due to Changes In:
	Volume	Rate	Total
	(In thousands)
Interest-earning assets:
Loans, net of unearned income	$3,337	$796	$4,133
Securities	(652)	(60)	(712)
Time deposits in other banks	5	34	39
Fed funds sold	(5)	62	57

Total interest income	2,685	832	3,517

Interest-bearing liabilities:
Demand, savings and money market deposits	76	264	340
Time deposits	(72)	94	22
Fed funds purchased and securities sold under agreement to repurchase	(4)	65	61
Junior subordinated debentures	99	151	249
Notes payable	(1)	—	(1)

Total interest expense	97	574	671

Increase in net interest income	$2,588	$258	$2,846

  Provision for Loan Losses

        The amount of our provision for loan losses is based on periodic (not less than quarterly) evaluations of the loan portfolio, especially nonperforming and other potential problem loans. As discussed above, during these evaluations, we consider various factors. For additional information concerning the factors considered in these evaluations, see "Critical Accounting Policies—Loans and Allowance for Loan Losses."

        Our provision for loan losses for the three months ended March 31, 2005 was $300,000. We did not record a provision as of March 31, 2004 due to the improved loan quality and recoveries that were received during the prior year which exceeded management's expectation, thereby reducing the need for a provision during the first quarter ended March 31, 2004.

  Noninterest Income

        Our noninterest income was $4.4 million for the three months ended March 31, 2005, a 15.1% increase from $3.8 million for the same period in 2004. Noninterest income represented approximately 0.3% of our average assets as of March 31, 2005 and 2004. Additionally, our noninterest income represented approximately 20.0% and 21.4% of our total revenues as of March 31, 2005 and 2004, respectively.

        As a result of our efforts to diversify our revenue sources, we currently earn noninterest income from various sources. Our largest noninterest income source is service charges, primarily on deposit accounts, representing 54.5% and 56.6% of our total noninterest income for the three months ended March 31, 2005 and 2004, respectively. This income source increased to $2.4 million as of March 31, 2005 from $2.1 million as of March 31, 2004. These increases were primarily due to an increase in our number of transactional and savings accounts resulting from our acquisition of Mercantile Bank. We periodically review service charge rates in an effort to maximize service charge income while maintaining a competitive position.

        Gain on the sale of loans of $573,000 was the second largest source of our noninterest income as of March 31, 2005, as compared to $544,000 for the same period during 2004. Income from gain on sale of loans as a percentage of total noninterest income was 13.1% and 14.3% as of March 31, 2005 and 2004, respectively. This source of noninterest income is derived primarily from the origination and subsequent sale of mortgage loans. The origination of these loans is primarily from two sources, the purchase of new homes as well as the refinancing of existing home loans. The increase in our gain on sale of loans from 2004 to 2005 is attributable to the expansion of our mortgage origination activities in the Tarrant County market. We hedge our interest rate risk by selling our mortgage loans on a "best efforts" basis to secondary mortgage buyers at the time the rate is locked into the borrower, which in effect eliminates most of the risk at the time of the sale.

        Other income was $1.1 million for the three month period ended March 31, 2005, compared with $779,000 for the same period in 2004. The $315,000 increase in other income was due, in part, to a $242,000 gain recorded on the sale of our interest in the PULSE network.

        The following table sets forth the various components of our noninterest income for the periods indicated:

	Three Months Ended March 31,
	2005		2004
	Amount	%	Amount	%
	(Dollars in thousands)
Service charges on deposit accounts	$2,380	54.5%	$2,145	56.6%
Gain on sale of loans	573	13.1	544	14.3
Bank owned life insurance	316	7.3	323	8.5
Net realized gain on sale of securities	1	—	—	—
Other	1,094	25.1	779	20.6

Total noninterest income	$4,364	100.0%	$3,791	100.0%

  Noninterest Expense

        Our total noninterest expense increased 22.8% to $13.4 million for the three months ended March 31, 2005, compared to $10.9 million for the same period in 2004. This increase can primarily be attributed to the costs of our acquisition of Mercantile Bank. We had a minor increase in our efficiency ratio to 66.0% as of March 31, 2005 from 65.8% as of March 31, 2004.

        We anticipate that the overall volume of our noninterest expense will continue to increase as we grow. However, we remain committed to controlling costs and efficiency, and intend to moderate these increases relative to our revenue growth.

        Salaries and employee benefits totaled $7.1 million and $5.6 million, or 52.7% and 51.2% of total noninterest expenses, for the three months ended March 31, 2005 and 2004, respectively. The increase in salaries and employee benefits from March 31, 2004 to March 31, 2005 of $1.5 million was due primarily to our acquisition of Mercantile Bank, the growth of our mortgage department, increases in our medical benefit costs and normal pay increases.

        Occupancy and equipment expenses totaled $2.2 million and $1.9 million, or 16.2% and 17.4% of our total noninterest expenses, for the three months ended March 31, 2005 and 2004, respectively. These cost increases are attributable primarily to our acquisition of Mercantile Bank.

        Intangible amortization expenses were $824,000 and $628,000, or 6.1% and 5.8% of total noninterest expenses, for the three months ended March 31, 2005 and 2004, respectively. The increase from 2004 to 2005 is related to the increased amount of core deposit intangible amortization related to the Mercantile Bank acquisition. This increase is partially offset by the fact that we amortize our core deposit intangibles on an accelerated basis, which means that our amortization expense will decrease if there are no changes to our balance of core deposit intangibles.

        Professional fees were $355,000 and $253,000, or 2.6% and 2.3% of total noninterest expenses, for the three months ended March 31, 2005 and 2004, respectively. These increases are attributable primarily to increased audit costs as well as to increases in fees associated with the mortgage department. Communication expenses were $280,000 and $223,000, or 2.1% and 2.0% of our total noninterest expenses, for the three months ended March 31, 2005 and 2004, respectively. Data processing expenses increased to $220,000 for the three months ended March 31, 2005, from $194,000 for the same period in 2004. These increases are directly attributable to our acquisition of Mercantile Bank. Our expenses related to other real estate and repossessed assets were $9,000 and a gain of $15,000, or 0.1% and (0.1)% of total noninterest expenses, for the three months ended March 31, 2005 and 2004, respectively.

        Other noninterest expense also increased for the three month period ended March 31, 2005 as compared to March 31, 2004 primarily due to our asset growth over this period.

        We also expect our noninterest expense to increase as a result of our becoming a publicly-traded company. Specifically, we expect increases in audit fees, legal fees associated with public reporting, printing costs, proxy solicitation costs, additional directors and officers insurance cost and other expenses generally associated with publicly-traded companies.

        The following table sets forth a summary of noninterest expense for the periods indicated:

	Three Months Ended March 31,
	2005		2004
	Amount	%	Amount	%
	(Dollars in thousands)
Salaries and employee benefits:
Salaries	$5,767	42.9%	$4,572	41.8%
Medical and other benefits	545	4.1	446	4.1
Pension	266	2.0	208	1.9
Payroll taxes	491	3.7	371	3.4

Total salaries and employee benefits	7,069	52.7	5,597	51.2
Net occupancy and equipment expense	2,168	16.2	1,898	17.3
Amortization of intangibles	824	6.1	628	5.8
Professional fees	355	2.6	253	2.3
Communication expense	280	2.1	223	2.0
Advertising	221	1.7	169	1.5
Data processing expense	220	1.6	194	1.8
Supplies	202	1.5	183	1.7
Postage	166	1.2	164	1.5
Other real estate	9	0.1	(15)	(0.1)
Other	1,911	14.2	1,638	15.0

Total noninterest expense	$13,425	100.0%	$10,932	100.0%

Financial Condition

        Our total assets as of March 31, 2005 and December 31, 2004 were $1.4 billion. Our total deposits decreased to $1.1 billion as of March 31, 2005, after decreasing $1.0 million, or 0.1%, from $1.1 billion as of December 31, 2004. The decrease in deposits was primarily due to seasonality and to decreases in interest rates paid on our time deposit accounts, causing a decline in these accounts. We planned the reduction in our deposit accounts in an effort to realign our deposit mix.

        Stockholders' equity increased $2.9 million during the first three months of 2005 to $154.3 million as of March 31, 2005 from $151.4 million as of December 31, 2004. The increase in our total stockholders' equity during the first three months of 2005 was the result of our earnings.

  Loans

        Our loan portfolio is comprised of loans made to businesses, individuals, and farm and ranch operations located in our primary trade areas. Real estate loans represent loans primarily for residential construction, commercial non-owner-occupied and owner-occupied real estate.

        As of March 31, 2005, our total loans were $949.6 million, an increase of $11.8 million, as compared to December 31, 2004. As of March 31, 2005, our real estate loans increased $11.2 million, commercial loans increased $5.3 million and individual loans increased $1.4 million from December 31, 2004. The increase in our loan portfolio is primarily attributable to increased loan demand. As of March 31, 2005, our agriculture and other loans decreased $6.2 million compared to December 31, 2004. This decrease in our agriculture loan portfolio is primarily attributable to seasonality. Our total loans, net of unearned income as a percentage of total assets, increased to 70.1% as of March 31, 2005 from 69.5% as of December 31, 2004 due to the increase in loans and the reduction in our time deposits.

        The following table presents our loan balances by category as of the dates indicated:

	As of March 31,	As of December 31,
	2005	2004
	(In thousands)
Real estate loans	$570,739	$559,512
Commercial loans	268,921	263,594
Consumer loans	40,204	38,759
Agriculture and other loans	69,703	75,919

Total loans	949,567	937,784
Less: Allowance for loan losses	(11,386)	(11,383)

Loans, net	$938,181	$926,401

        We are primarily involved in making commercial loans to small-to medium-sized businesses and professionals. We offer a variety of commercial and real estate lending products including revolving lines of credit, letters of credit, working capital loans, loans to finance accounts receivable, inventory and equipment, commercial real estate purchase loans, construction loans, refinance loans and various types of agriculture loans. Real estate loans, the largest component of our loan portfolio, equaled $570.7 million and $559.5 million as of March 31, 2005, and December 31, 2004, respectively. The percentage of our real estate loans in relation to our total loan portfolio, however, has remained relatively constant. Real estate secured loans as a percentage of total loans were 60.1% as of March 31, 2005, and 59.7% as of December 31, 2004.

        Typically, our commercial loans have floating rates of interest, are for varying terms (generally not exceeding five years), are personally guaranteed by the principal owners and are collateralized by real estate, accounts receivable, inventory or other business assets. Commercial loans increased to $268.9 million as of March 31, 2005 from $263.6 million as of December 31, 2004. Commercial loans as a percentage of total loans were 28.3% as of March 31, 2005, and 28.1% at the end of 2004.

        We also make installment consumer loans. Individual loans have historically represented a small part of our total loan portfolio. Our customer base is primarily in the North/West Texas and southern New Mexico areas. Although we have a diversified loan portfolio, our borrowers' ability to repay their loans is substantially dependent upon the general economic conditions of the region, which consist primarily of agribusiness, manufacturing, wholesale/retail and health care industries, and institutions of higher education. Consumer loans increased to $40.2 million as of March 31, 2005 from $38.8 million as of December 31, 2004. Consumer loans as a percentage of total loans were 4.2% and 4.1% at March 31, 2005 and December 31, 2004, respectively.

        Agriculture and other loans decreased to $69.7 million as of March 31, 2005 from $75.9 million as of December 31, 2004. Fluctuations in the loan balance are primarily due to seasonality. Agriculture and other loans as a percentage of total loans were 7.3% and 8.1% at March 31, 2005 and December 31, 2004, respectively.

        The following table presents the distribution of the maturity of our loans and the interest rate sensitivity of those loans at March 31, 2005. The table also presents the portion of our loans that have fixed interest rates or interest rates that fluctuate over the life of the loans in accordance with changes in the interest rate environment as represented by the prime rate.

	As of March 31, 2005
	One Year and Less	One to Five Years	Over Five Years	Total
		(In thousands)
Real estate loans	$166,594	$288,761	$115,384	$570,739
Commercial loans	140,790	97,487	30,644	268,921
Consumer loans	20,129	18,959	1,116	40,204
Agriculture and other loans	61,780	5,417	2,506	69,703

Total loans	$389,293	$410,624	$149,650	$949,567

With fixed interest rates	33,384	209,281	42,800	285,465
With variable interest rates	355,909	201,343	106,850	664,102

Total loans	$389,293	$410,624	$149,650	$949,567

  Underwriting Strategy

        As of March 31, 2005, our legal lending limit to any one borrower was $17.9 million and our largest loan to any one borrower was $13.5 million. We generally operate within an internal lending limit equal to approximately two-thirds of our legal lending limit. While we grant our lending officers various levels of loan approval authority based upon our assessment of their level of experience and expertise, their discretionary authority is relatively small in relation to our legal lending limit, and a majority of our loans by volume are approved via a loan committee system. We believe that we have developed conservative loan policies and underwriting practices. In addition, we have placed increased emphasis on the early identification of problem loans in an effort to aggressively seek resolution of these situations before these loans become a loss. See "Business—Lending Activities—Underwriting Strategy" for further information.

  Nonperforming Assets

        Our nonperforming loans consist of nonaccrual, past due and restructured loans. A past due loan is an accruing loan that is contractually past due 90 days or more as to principal or interest payments. Loans on which we do not expect to collect interest in the normal course of business are placed on nonaccrual or are restructured. When a loan is placed on nonaccrual status, any interest previously accrued, but not yet collected, is reversed against current income unless, in the opinion of management, the outstanding interest remains collectible. Thereafter, interest is included in income only to the extent of cash received. A loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated to management the ability to make payments of principal and interest as scheduled.

        A "restructured loan" is a loan upon which interest accrues at a below market rate or upon which certain principal has been forgiven so as to aid the borrower in the final repayment of the loan, with any interest previously accrued, but not yet collected, being reversed against current income. Interest is accrued based upon the new loan terms.

        Our nonperforming loans are fully or substantially collateralized by assets, with any excess of loan balances over collateral values allocated in the allowance for loan loss. Assets acquired through foreclosure are carried at the lower of cost or estimated fair value, net of estimated costs of disposal, if any. See "Other Real Estate and Other Repossessed Assets" for further information.

        The following table lists nonaccrual, past due and restructured loans, and other real estate and other repossessed assets as of the dates indicated.

	As of March 31,	As of December 31,
	2005	2004
	(Dollars in thousands)
Nonaccrual loans	$6,052	$6,926
Accruing loans past due over 90 days	99	68
Restructured loans	109	226
Other real estate	1,934	1,943
Other repossessed assets	2	9

Total nonperforming assets	$8,196	$9,172

Total nonperforming assets to total loans and other real estate	0.86%	0.98%

        Nonperforming assets, which consist of nonperforming loans and foreclosed assets, were $8.2 million at March 31, 2005, as compared to $9.2 million at December 31, 2004. As a percentage of loans and other real estate, nonperforming assets were 0.86% at March 31, 2005, as compared to 0.98% at December 31, 2004.

        At March 31, 2005, loans identified as being impaired consisted of nonhomogeneous loans placed on nonaccrual status.

        At March 31, 2005 and December 31, 2004, the average investment in loans that are considered to be impaired under SFAS No. 114 was approximately $6.5 million and $6.2 million, respectively. Included in these amounts at March 31, 2005 and December 31, 2004, was $6.0 million and $6.9 million, respectively, of impaired loans for which our related specific reserve for loan losses was approximately $1.3 million and $1.4 million, respectively. We had $33,000 and $38,000 of impaired loans at March 31, 2005 and December 31, 2004, respectively, that did not have a specific related reserve for loan losses.

        The approximate effect of such nonearning assets was a loss of interest income of approximately $111,000 and $412,000 for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively. Payments that we received on these loans were first applied to principal, and interest was applied at the end of the note term. We recognized interest income of $69,000 and $143,000 for the three months ended March 31, 2005 and for the year ended December 31, 2004, respectively.

        We define a potential problem loan as a loan where information about possible credit problems of the borrower is known, causing management to have serious doubts as to the ability of the borrower to comply with the present loan repayment terms and which may result in the inclusion of such loan in one of the nonperforming asset categories. We do not believe we have any potential problem loans, other than those reported in the above table or those included on our watch list as discussed below.

        We follow a loan review program to evaluate the credit risk in our loan portfolio. Through our loan review process, we maintain an internally classified loan list that, along with the list of nonperforming loans discussed below, helps management assess the overall quality of our loan portfolio and the adequacy of our allowance. Loans classified as "substandard" are those loans with clear and defined weaknesses, such as highly leveraged positions, unfavorable financial ratios, uncertain repayment sources, involvement in bankruptcy proceedings or poor financial condition, which may jeopardize recoverability of the loan. Loans we classify as "doubtful" are those loans that have characteristics similar to substandard loans, but also have an increased risk that a loss may occur or at least a portion of the loan may require a charge-off if liquidated, at present. Although loans we classify as substandard do not duplicate loans classified as doubtful, both substandard and doubtful loans may include some loans that are past due at least 90 days, are on nonaccrual status or have been restructured. Loans classified as "loss" are those loans that are in the process of being charged off.

        In addition to the internally classified loans, we have a "watch list" of loans that further assists us in monitoring our loan portfolio. We include a loan on our watch list if it demonstrates one or more deficiencies requiring attention in the near term or if the loan's ratios have weakened to a point where more frequent monitoring is warranted. These loans do not have all the characteristics of a classified loan (substandard, doubtful or loss), but do have weakened elements as compared with loans of a satisfactory credit. Our management reviews the loans on our watch list to assist in assessing the adequacy of our allowance. Substantially all of the loans on our watch list at March 31, 2005 were current and paying in accordance with loan terms.

  Other Real Estate and Other Repossessed Assets

        Foreclosures on defaulted loans result in our acquiring other real estate and other repossessed assets. Accordingly, we incur other expenses, specifically net costs applicable to other real estate and other repossessed assets, in maintaining, insuring and selling such assets. We attempt to convert nonperforming loans into interest-earning assets, although usually at a lower dollar amount than the face value of such loans, either through liquidation of the collateral securing the loan or through intensified collection efforts.

        Our other real estate and other repossessed assets consist of real property and other assets unrelated to our banking premises or facilities. Income derived from our other real estate and other repossessed assets, if any, is generally less than that which would have been earned as interest at the original contract rates on the related loans. At March 31, 2005 and December 31, 2004, our other real estate and other repossessed assets had an aggregate book value of $1.9 million and $2.0 million, respectively. Other real estate and other repossessed assets decreased $16,000, or 0.8%, during 2005, primarily due to our sale of properties and fewer repossessed assets and foreclosures acquired. Our March 31, 2005 balance of $1.9 million included nine commercial and/or agriculture properties valued at $828,000, 13 residential properties valued at $1.1 million, and two repossessed automobiles valued at

$2,500. Our December 31, 2004 balance of $2.0 million included seven commercial and/or agriculture properties valued at $922,000, 12 residential properties valued at $1.0 million, and two repossessed automobiles valued at $9,000.

  Allowance for Loan Losses

        Our allowance for loan losses is an amount determined as of a specific date to be adequate to provide for losses on loans that we deem to be uncollectible. We determine the allowance and the required provision expense by reviewing general loss experiences and the performances of specific credits. As a percent of average loans, our net loan charge-offs were 0.13% as of March 31, 2005 and 0.18% during 2004. Our allowance for loan losses as a percentage of loans was 1.20% as of March 31, 2005 and 1.21% as of December 31, 2004. A key indicator of the adequacy of the allowance for loan losses is the ratio of the allowance to nonperforming loans, which consist of nonaccrual loans, loans past due 90 days, and restructured loans. The ratio representing our allowance to our nonperforming loans is disclosed in the table below.

        Although we believe that we use the best information available to make loan loss allowance determinations, future adjustments could be necessary if circumstances or economic conditions differ substantially from the assumptions used in making our initial determinations. A downturn in the economy and employment rates could result in increased levels of nonperforming assets and charge-offs, increased loan loss provisions and reductions in income. Additionally, as an integral part of their examination process, bank regulatory agencies periodically review our allowance for loan losses. The banking agencies could require the recognition of additions to our loan loss allowance based on their judgment of information available to them at the time of their examination.

        The following table presents the activity in our allowance for loan losses for the three months ended March 31, 2005 and the year ended December 31, 2004. The table also presents our average loan balances and certain pertinent ratios for the three months ended March 31, 2005 and the year ended December 31, 2004.

	Three Months Ended March 31, 2005	Year Ended December 31, 2004
	(Dollars in thousands)
Analysis of allowance for loan losses:
Balance, beginning of period	$11,383	$10,026
Provision for loan losses	300	450
Loan loss reserves of acquired banks	—	2,410
Loans charged-off:
Real estate loans	79	314
Commercial loans	305	1,410
Consumer loans	171	639
Agriculture and other loans	—	2

Total charge-offs	555	2,365

Recoveries of loans previously charged-off:
Real estate loans	50	40
Commercial loans	130	609
Consumer loans	76	208
Agriculture and other loans	2	5

Total recoveries	258	862

Net loans charged-off	297	1,503

Balance, end of period	$11,386	$11,383

Average loans outstanding, net of unearned income, for the period ended	$947,320	$825,981
Ratio of net loan charge-offs to average loans, net of unearned income, for the period ended	0.13%	0.18%
Ratio of allowance for loan losses to total loans, net of unearned income	1.20%	1.21%

        The following table shows the allocations in our allowance and the respective percentages of each loan category to our total loans as of the dates indicated. Other than the loan types presented in the table below, we had no loan concentration at March 31, 2005 that represented more than 10% of our total loans.

	As of March 31, 2005		As of December 31, 2004
	Amount	Loan Category to Total Loans	Amount	Loan Category to Total Loans
	(Dollars in thousands)
Allocated:
Real estate loans	$2,076	60.1%	$2,048	59.7%
Commercial loans	1,923	28.3	1,790	28.1
Consumer loans	280	4.2	360	4.1
Agriculture and other loans	685	7.3	808	8.1

Total loans	4,964	100.0%	5,006	100.0%

Unallocated	6,422		6,377

Total allowance for loan losses	$11,386		$11,383

  Investment Securities

        Our investment securities totaled $141.2 million as of March 31, 2005, as compared to $159.3 million as of December 31, 2004. At March 31, 2005 and December 31, 2004, the majority of our securities were classified as securities available-for-sale. The reduction in our volume of investment securities throughout the past three years is primarily a result of our increasing loan activity and a reduction in our time-deposits. See "Deposits" for further information.

        The following is a summary of our securities classified as available-for-sale and held-to-maturity as of the dates indicated.

	Available-for-Sale		Held-to-Maturity		Total
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In thousands)
March 31, 2005:
U.S. treasury securities	$7,198	$7,133	$—	$—	$7,198	$7,133
U.S. government agencies obligations	66,131	66,465	—	—	66,131	66,465
Collateralized mortgage obligations	316	314	—	—	316	314
Mortgage-backed securities	56,283	55,429	—	—	56,283	55,429
State and municipal obligations	2,583	2,623	—	—	2,583	2,623
Federal Reserve Bank stock and other investments	1,369	1,361	7,894	7,894	9,263	9,255

Total	$133,880	$133,325	$7,894	$7,894	$141,774	$141,219

December 31, 2004:
U.S. treasury securities	$7,270	$7,228	$—	$—	$7,270	$7,228
U.S. government agencies obligations	76,647	77,421	—	—	76,647	77,421
Collateralized mortgage obligations	1,398	1,396	—	—	1,398	1,396
Mortgage-backed securities	60,837	60,501	—	—	60,837	60,501
State and municipal obligations	3,034	3,101	—	—	3,034	3,101
Federal Reserve Bank stock and other investments	1,361	1,361	8,306	8,306	9,667	9,667

Total	$150,547	$151,008	$8,306	$8,306	$158,853	$159,314

  Investment Portfolio—Maturity and Yields

        The estimated fair value of our securities portfolio at March 31, 2005 is presented below by contractual maturity.

	As of March 31, 2005
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investments available-for-sale(1)(2):
U.S. treasury obligations	$3,014	1.76%	$4,119	2.31%	$—	—%	$—	—%	$7,133	2.08%
U.S. government agencies obligations	9,883	6.45	56,582	3.71	—	—	—	—	66,465	4.11
Mortgage backed securities and collateralized mortgage obligations(3)	604	5.62	54,267	3.69	869	4.83	3	4.25	55,743	3.73
State and municipal obligations	978	3.64	1,419	3.82	102	4.60	124	5.50	2,623	3.86
Other securities	—	—	—	—	—	—	1,361	2.45	1,361	2.45

Total investments available-for-sale	14,479	5.23	116,387	3.65	971	4.81	1,488	2.70	133,325	3.82

Other investments:
FHLB stock and other investments	—	—	—	—	—	—	7,894	5.81	7,894	5.81

Total other investments	—	—	—	—	—	—	7,894	5.81	7,894	5.81

Total investments	$14,479	5.23	$116,387	3.65	$971	4.81	$9,382	5.31	$141,219	3.93

(1)
Based on estimated fair value.

(2)
The yields shown in the above table are not calculated on a fully taxable equivalent basis.

(3)
Maturities of mortgage-backed securities and collateralized mortgage obligations, or CMOs, are based on anticipated lives of the underlying mortgages, not contractual maturities. CMO maturities are based on cash flow (or payment) windows derived from broker market consensus.

  Goodwill and Other Intangibles

        Our implementation of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") affects our 2005 and 2004 net earnings and our basic and diluted earnings per share. SFAS No. 141 required that all business combinations initiated after June 30, 2001 be accounted for under the purchase method and addressed the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 142 also addressed the accounting for goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 provided that intangible assets with finite useful lives should continue to be amortized and that goodwill and intangible assets with indefinite lives should no longer be amortized, but rather, they should be tested annually for impairment. SFAS No. 142 became effective January 1, 2002.

        The change in our carrying amount of goodwill for the three months ended March 31, 2005 and year ended December 31, 2004 is as follows:

	March 31, 2005	December 31, 2004
	(In thousands)
Balance, Beginning	$70,818	$37,934
Mercantile Bank acquisition	—	32,884

Balance, Ending	$70,818	$70,818

  Deposits

        Interest-bearing deposits represent our primary source of funding. Our average total deposits were $1.1 billion as of March 31, 2005, as compared to $1.0 billion as of December 31, 2004. The increase due to the acquisition of Mercantile Bank was partially offset by a decrease in our time deposit accounts resulting from a decrease in the interest rates on those accounts. We planned the reduction in our deposit accounts, specifically in an effort to realign our deposit mix. We do not have any brokered deposits. The following table provides a breakdown of our average deposits and rates paid.

	Three Months Ended March 31, 2005			Year Ended December 31, 2004
	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate
	(Dollars in thousands)
Noninterest-bearing demand deposits	$387,856	34.8%	—%	$316,207	30.7%	—%
Interest-bearing demand, savings and money market deposits	446,557	40.1	0.61	420,091	40.8	0.44
Time deposits of less than $100,000	161,024	14.5	1.64	174,920	17.0	1.55
Time deposits of $100,000 or more	117,594	10.6	2.02	118,237	11.5	1.75

Total deposits	$1,113,031	100.0%	0.70%	$1,029,455	100.0%	0.64%

        The following table provides a maturity distribution of our time deposits of $100,000 or more at March 31, 2005:

March 31, 2005
(In thousands)
Three months or less	$28,985
Over three through six months	29,536
Over six through 12 months	26,979
Over 12 months	31,883

Total time deposits of $100,000 or more	$117,383

        We do not rely heavily on time deposits of $100,000 or more. Time deposits of $100,000 or more are a more volatile and costly source of funds than other deposits and are more likely to affect our future earnings because of interest rate sensitivity.

  Borrowings

  Junior Subordinated Debentures

        During 2004, the Statutory Trust II issued and has outstanding, 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security. The proceeds from the sale of the Capital Securities were used by the Statutory Trust II to purchase an equivalent amount of our subordinated debentures. Distributions on the Capital Securities are payable quarterly (March 17, June 17, September 17, and December 17 of each year) at the annual rate based on the three-month LIBOR, plus 2.79%, reset for each distribution date, have a stated maturity of March 17, 2034, and are guaranteed by us. The Capital Securities are redeemable at a specified premium prior to March 17, 2009. After March 17, 2009, the Capital Securities are redeemable at par. Annual distributions paid to holders of the Capital Securities as of March 31, 2005 and December 31, 2004 were $134,000 and $351,000, respectively.

        During 2001 the Statutory Trust issued and had outstanding, 22,000 shares of floating rate capital securities ("Capital Securities I") at $1,000 per capital security. The proceeds from the sale of the Capital Securities I were used by the Statutory Trust to purchase an equivalent amount of our subordinated debentures. Distributions on the Capital Securities I are payable quarterly (October 31, January 31, April 30, and July 31 of each year) at the annual rate based on the three-month LIBOR, plus 3.58%, reset for each distribution date, have a stated maturity of July 31, 2031, and are guaranteed by us. The Capital Securities I are redeemable at a specified premium between July 31, 2006 and July 31, 2011. After July 31, 2011, the Capital Securities I are redeemable at par. Annual distributions paid to holders of the Capital Securities I as of March 31, 2005 and December 31, 2004 were $336,000 and $1.1 million, respectively.

        During 2003 the Capital Trust issued and had outstanding, 15,000 shares of floating rate capital securities ("Capital Securities II") at $1,000 per capital security. The proceeds from the sale of the Capital Securities II were used by the Capital Trust to purchase an equivalent amount of our subordinated debentures. The funds generated from this transaction were used to redeem trust preferred securities issued by Independent Capital Trust as discussed below. Distributions on the Capital Securities II are payable quarterly (March 30, June 30, September 30, and December 30 of each year) at the annual rate based on the three-month LIBOR, plus 3.05%, reset for each distribution date, had a stated maturity of September 30, 2033, and are guaranteed by us. The Capital Securities II were redeemable at a par on or after September 30, 2008. Annual distributions paid to holders of the Capital Securities II as of March 31, 2005 and December 31, 2004 were $210,000 and $688,000, respectively.

        In connection with our acquisition of Independent Bankshares, we agreed to assume and guarantee the $13.0 million par value outstanding trust preferred securities issued by its subsidiary, Independent Capital Trust. There were 1,300,000 shares of trust preferred securities issued by Independent Capital Trust in 1998 at $10.00 per preferred security. Independent Capital Trust used the proceeds from the sale to purchase an equivalent amount of subordinated debentures of Independent Bankshares. The trust preferred securities had a distribution rate of 8.5% and a stated maturity of September 22, 2028. The securities were redeemable at par on September 22, 2003. On September 22, 2003, all the trust's preferred securities were redeemed by the trust and, in turn, all the debentures issued by Independent Bankshares to the trust were also redeemed. Distributions on the trust preferred securities were payable quarterly. Annual distributions paid in 2003 were $804,000. As part of the purchase accounting for our acquisition of Independent Bankshares, the trust preferred securities were fair valued at approximately $10.9 million as of the acquisition date. The discount to record the instrument to fair value was $2.1 million and was calculated at an effective purchase yield of 10.26%. The discount was being amortized as an expense over the life of the instrument. On September 22, 2003, all of the trust's preferred securities were redeemed by the trust and, in turn, all of the debentures issued by Independent Bankshares to the trust were also redeemed. The remaining balance of the discount was expensed in full at the time of redemption. Independent Bankshares also had approximately $438,000 in capitalized issuance costs related to the trust preferred which were also expensed at the time of redemption.

        As of March 31, 2005, we had three issues of junior subordinated debentures outstanding totaling $48.5 million as follows:

Description	Issuance Date	Call Date	Interest Rate at March 31, 2005	Floating Interest Rate	Junior Subordinated Debt Owed to Trusts	Final Maturity Date
State National Statutory Trust I	7/31/01	7/31/06	6.31%	3.58% + 3 month LIBOR	$22.7 million	7/31/31
State National Capital Trust I	7/14/03	9/30/08	6.14%	3.05% + 3 month LIBOR	$15.5 million	9/30/33
State National Statutory Trust II	3/17/04	2/17/09	5.82%	2.79% + 3 month LIBOR	$10.3 million	3/17/34

        Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The preferred trust securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust's obligations under the trust securities issued by each respective trust provided such trusts has funds to pay the interest and principal.

        Under the provisions of each issue of the debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on any issue of the debentures are deferred, the distribution on the applicable trust preferred securities will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

        In late 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51 (Revised December 2003)." FIN 46R requires that trust preferred securities be deconsolidated from our consolidated financial statements. We adopted FIN 46R on December 31, 2003 and as a result, no longer reflect the trust preferred securities in our consolidated financial statements. Instead, the junior subordinated debentures are shown as liabilities in our consolidated balance sheets and interest expense associated with the junior subordinated debentures is shown in our consolidated statements of income.

        The trust preferred securities issued by our subsidiary trusts are currently included in our Tier 1 capital for regulatory purposes. On March 1, 2005, the Federal Reserve Board adopted final rules that continue to allow trust preferred securities to be included in Tier 1 capital, subject to stricter quantitative and qualitative limits. Currently, trust preferred securities and qualifying perpetual preferred stock are limited in the aggregate to no more than 25% of core capital. The amount of such excess trust preferred securities are includable in Tier 2 capital. The new quantitative limits will be fully effective March 31, 2009.

        Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital. In addition, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

  Other Borrowings

        We have a revolving credit facility arrangement with a correspondent bank in the amount of $5.0 million. We had no borrowings under this facility at March 31, 2005 and it has a final maturity of May 31, 2006.

        The notes payable balance consists of advances of approximately $870,000 and $899,000, as of March 31, 2005 and December 31, 2004, respectively, from the Federal Home Loan Bank of Dallas. The balance at March 31, 2005 represents seven separate notes with interest rates ranging from 2.65% to 5.45% and maturities ranging from January 2, 2008 to February 1, 2018.

        In conjunction with our acquisition of United Bank & Trust ("UB&T"), we issued subordinated notes to former UB&T shareholders in the original amount totaling $5.0 million with interest payable quarterly at a rate equal to the LIBOR plus 1.25%. The subordinated notes were recorded at estimated fair value of $4.8 million. This note was paid in full during 2002 with the exception of one shareholder who elected not to have early pay off of the note. In February 2004, the note balance was paid off in full to the remaining shareholder.

        The following table summarizes our outstanding other borrowings as of the dates and for the periods indicated:

	Three Months Ended March 31, 2005	As of and for the Year Ended December 31, 2004
	(Dollars in thousands)
Ending balance	$870	$899
Average balance for the period	880	952
Maximum month-end balance during the period	889	1,125
Average interest rate for the period	3.5%	3.5%
Weighted average interest rate at the end of the period	4.7	4.6

For the Years Ended December 31, 2004, 2003 and 2002

Results of Operations

        Our net income for 2004 was $13.4 million, an increase of $3.8 million over net income for 2003 of $9.6 million. We experienced a net loss in 2002 of $6.6 million. The increase in our net earnings for 2004 over 2003 and for 2003 over 2002 was primarily attributable to growth in net interest income, a decline in the provision for loan losses, and the cumulative effect of a change in our accounting principles, which occurred in 2002.

        On a basic net earnings per share basis, our net earnings were $1.40 for 2004 as compared to $1.04 for 2003 and ($.70) for 2002. Our return on average assets was 1.08% for 2004 as compared to 0.85% for 2003 and (0.57%) for 2002. Our return on average equity was 9.84% for 2004 as compared to 7.94% for 2003 and (5.59%) for 2002.

  Net Interest Income

        Our tax-equivalent net interest income was $52.0 million in 2004 as compared to $46.5 million in 2003, an increase of $5.5 million, or 11.7%, and $46.7 million in 2002, a decrease from 2002 to 2003 of $200,000, or 0.04%. The increase in net interest income from 2003 to 2004 was primarily the result of higher volumes in our loan portfolio. This increase was partially offset by a decrease in the security portfolio volume which we reduced to fund our loan growth. Our total net interest income for 2003 did not significantly change compared to 2002. The reductions in interest income from loans and securities from 2002 to 2003 were primarily caused by a decrease in the average interest rate of both portfolios as well as a decrease in the volume of the security portfolio. The decrease in rates was due to a reduction in the prime rate over the time period. From January 1, 2002 to December 31, 2003, the prime rate decreased from 4.75% to 4.00% and, during this same period, we reduced our security portfolio to fund our loan growth.

        Our net interest margin increased to 4.87% at December 31, 2004 from 4.77% at December 31, 2003 and 4.62% at December 31, 2002. Net interest spread also increased to 4.57% at December 31, 2004 from 4.44% at December 31, 2003 and 4.21% at December 31, 2002.

        Our average interest-earning assets increased $91.7 million, or 9.4%, to $1.1 billion for the year ended December 31 2004, compared to $974.0 million for the year ended December 31, 2003. Average interest earning-assets decreased $35.6 million, or 3.5%, to $974.0 million in 2003 from $1.0 billion for the year ended December 31, 2002. The increase in 2004 was primarily related to our acquisition of

Mercantile Bank. The decrease in 2003 from 2002 was primarily attributable to the reduction of time deposits.

        Our average net loans were $826.0 million for the year ended December 31, 2004, compared to $694.6 million for the year ended December 31, 2003, representing an increase of $131.4 million, or 18.9%. Average net loans increased $43.4 million, or 6.7%, to $694.6 million in 2003 from $651.2 million for the year ended December 31, 2002. The increase in 2004 was primarily attributable to our acquisition of Mercantile Bank while the increase in 2003 was primarily attributable to organic loan growth. At the date of our acquisition of Mercantile Bank, we acquired net loans of $145.0 million.

        Our tax equivalent interest income increased 6.6% from $57.2 million at December 31, 2003 to $61.0 million for the same period in 2004. Tax equivalent interest income decreased 11.0% to $57.2 million for the year ended December 31, 2003 from $64.3 million for the same period in 2002.

        Our average interest-bearing liabilities also increased by 4.4% to $780.8 million for year ended December 31, 2004, from $747.6 million for the year ended December 31, 2003. Average interest-bearing liabilities decreased 8.4% to $747.6 million in 2003 from $816.5 million for the year ended December 31, 2002. The decrease from 2002 to 2003 was related to the decline of the time deposit balance. It was management's intent to realign our deposit mix through interest rate reduction. This process continued into 2004; however the decrease was offset by our acquisition of Mercantile Bank.

        Our total interest expense decreased by 15.5% to $9.1 million for the year ended December 31, 2004, compared to $10.8 million for the same period during 2003. Total interest expense also decreased by 39.2% to $10.8 million for the year ended December 31, 2003 from $17.7 million for the year ended December 31, 2002. The decreases in 2004 and 2003 as compared to the prior year were primarily due to a decrease in the average interest rate paid on time deposits. This rate decreased from 3.05% in 2002 to 2.03% in 2003 and 1.63% in 2004. As discussed above, the rate decreases were implemented in order to realign our deposit mix. The average balance of time deposits decreased to $293.2 million in 2004 from $335.2 million in 2003 and $400.1 million in 2002.

        The following table presents our average balance sheets for each of the last three fiscal years and indicates the interest earned or paid on each major category of interest-earning assets and interest-bearing liabilities on a fully taxable equivalent basis, and the average rates earned or paid on each major category. This analysis details the contribution of our interest-earning assets and the overall impact of the cost of funds on our net interest income.

	Years Ended December 31,
	2004			2003			2002
	Average Balance	Interest Income/ Expense	Yield/ Rate(1)	Average Balance	Interest Income/ Expense	Yield/ Rate(1)	Average Balance	Interest Income/ Expense	Yield/ Rate(1)
	(Dollars in thousands)
ASSETS:
Interest earning assets:
Loans, net of unearned income	$825,981	$52,951	6.41%	$694,634	$46,393	6.68%	$651,237	$47,443	7.29%
Securities	194,622	7,508	3.86	241,735	10,484	4.34	310,496	16,148	5.20
Time deposits in other banks	13,501	175	1.30	11,388	118	1.04	18,231	296	1.62
Fed funds sold	31,603	409	1.29	26,211	250	0.95	29,623	454	1.53

Total interest-earning assets	1,065,707	61,043	5.73	973,968	57,245	5.88	1,009,587	64,341	6.37
Noninterest-earning assets:
Cash and due from banks	53,580			44,962			51,539
Intangible assets	63,781			52,848			60,090
Premises and equipment, net	27,597			26,374			26,182
Accrued interest receivable and other assets	41,617			42,589			36,893
Allowance for loan losses	(10,999)			(10,832)			(11,556)

Total noninterest-earning assets	175,576			155,941			163,148

TOTAL ASSETS	$1,241,283			$1,129,909			$1,172,735

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing liabilities:
Demand, savings and money market deposits	$420,091	$1,854	0.44%	$351,245	$1,523	0.43%	$358,446	$2,673	0.75%
Time deposits	293,157	4,782	1.63	335,240	6,808	2.03	400,098	12,202	3.05
Fed funds purchased and securities under agreement to repurchase	22,181	176	0.79	22,315	125	0.56	20,411	210	1.03
Junior subordinated debentures	44,423	2,233	5.03	37,707	2,252	5.97	32,926	2,447	7.43
Note payable	952	48	5.04	1,139	47	4.13	4,570	143	3.13

Total interest-bearing liabilities	780,804	9,093	1.16	747,646	10,755	1.44	816,451	17,675	2.16
Noninterest-bearing liabilities:
Demand deposits	316,207			249,465			221,432
Accrued interest payable and other liabilities	8,611			12,344			16,157

Total noninterest-bearing liabilities, net	324,818			261,809			237,589

TOTAL LIABILITIES	1,105,622			1,009,455			1,054,040
STOCKHOLDERS' EQUITY	135,661			120,454			118,695

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,241,283			$1,129,909			$1,172,735

Net interest income		$51,950			$46,490			$46,666

Net interest spread(2)			4.57%			4.44%			4.21%

Net interest margin(3)			4.87%			4.77%			4.62%

(1)
Yields on tax-exempt securities are calculated on a fully taxable equivalent basis assuming a 35% tax rate.

(2)
Represents the average rate earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(3)
Represents net interest income on a fully taxable equivalent basis as a percentage of average interest-earning assets.

        The following table presents the changes in the components of net interest income and identifies the part of each change due to differences in the average volume of our interest-earning assets and interest-bearing liabilities and the part of each change due to the average rate on those assets and liabilities. The changes in interest due to both volume and rate in the table have been allocated to volume or rate change in proportion to the absolute amounts of the change in each.

	Years Ended December 31,
	2004 vs. 2003			2003 vs. 2002
	Increase (Decrease) Due To Changes In:			Increase (Decrease) Due To Changes In:
	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)
Interest-earning assets:
Loans, net of unearned income	$8,772	$(2,214)	$6,558	$3,161	$(4,211)	$(1,050)
Securities	(2,043)	(933)	(2,976)	(3,576)	(2,088)	(5,664)
Time deposits in other banks	22	35	57	(111)	(67)	(178)
Fed funds sold	51	108	159	(52)	(152)	(204)

Total interest income	6,802	(3,004)	3,798	(578)	(6,518)	(7,096)

Interest-bearing liabilities:
Demand, savings and money market deposits	299	32	331	(54)	(1,096)	(1,150)
Time deposits	(855)	(1,171)	(2,026)	(1,978)	(3,416)	(5,394)
Fed funds purchased and securities sold under agreement to repurchase	(1)	52	51	20	(105)	(85)
Junior subordinated debentures	401	(420)	(19)	355	(550)	(195)
Notes payable	(8)	9	1	(107)	(11)	(96)

Total interest expense	(163)	(1,499)	(1,662)	(1,764)	(5,156)	(6,920)

Increase (Decrease) in net interest income	$6,965	$(1,505)	$5,460	$1,186	$(1,362)	$(176)

  Provision for Loan Losses

        Our provision for loan losses for the year ended December 31, 2004 was $450,000, compared to $118,000 for the previous year. Our provision in 2004 represented an increase of $332,000, or 281.4%, from our 2003 provision. The unusually low provision recorded in 2003 was primarily related to our improved loan quality and recoveries received during the prior year, which exceeded management's expectations, thereby reducing the need for a provision. During 2004, due to loan growth, it became necessary to begin to increase our provision to more normal levels. Our provision for loan losses for the year ended December 31, 2003, was $118,000, compared to $1.1 million for 2002. The provision in 2003 represented a decrease of $1.0 million, or 89.5%, from the 2002 provision, which was primarily related to our improved loan quality and recoveries received during the prior year, which exceed management's expectations, thereby reducing the need for a provision. See "Critical Accounting Policies—Loans and Allowance for Loan Losses" for further information.

  Noninterest Income

        Our noninterest income for 2004 was $15.8 million, which was the same as compared to 2003. Though service charge income increased during the year, it was offset by the decrease in gain on sale of loans. Noninterest income increased $1.0 million in 2003, or 6.8%, from $14.8 million in 2002. This increase resulted primarily from an increase in service charges on our deposit accounts and an increase in the gain on sale of our loans. Noninterest income represented approximately 1.3%, 1.4% and 1.3% of average assets in 2004, 2003 and 2002, respectively. Additionally, our noninterest income represented approximately 20.6%, 21.7% and 18.7% of our total revenues as of December 31, 2004, 2003 and 2002, respectively.

        As a result of our efforts to diversify our revenue sources, we currently earn noninterest income from various services. Our largest noninterest income source is service charges, primarily on deposit accounts, representing 59.0%, 55.4% and 54.8% of total noninterest income in 2004, 2003 and 2002, respectively. This income source increased to $9.3 million in 2004, from $8.7 million in 2003 and from $8.1 million in 2002. These increases were primarily due to an increase in our number of transactional and savings accounts. We periodically review service charge rates in an effort to maximize service charge income while maintaining a competitive position.

        Gain on sale of loans of $2.3 million was our second largest source of noninterest income in 2004, as compared to $3.2 million in 2003, and $2.2 million in 2002. Income from gain on sale of loans as a percentage of our total noninterest income was 14.3%, 20.0% and 15.0% in 2004, 2003 and 2002, respectively. This source of noninterest income is derived primarily from the origination and subsequent sale of mortgage loans. The origination of these loans is primarily from two sources, the purchase of new homes as well as the refinancing of existing home loans. The increase in gain on sale of loans from 2002 to 2003 is attributable to our increased mortgage loan origination and subsequent sale of the mortgage loan originated. The market value of loans held for sale is impacted by changes in current interest rates. An increase in interest rates results in a decrease in the market value of these loans while a decrease in interest rates results in an increase in the market value of these loans. Loans for sale originated in 2003 were $138.0 million as compared to $101.2 million in 2002. The decrease in gain on sale of loans from 2003 to 2004 is primarily related to a decrease in the volume of mortgages attributable to refinancing activities. As demand is reduced we originate fewer loans for sale. Loans for sale originated in 2004 were $102.4 million as compared to $138.0 million in 2003. We hedge this risk by selling the mortgage loans on a "best efforts" basis to secondary mortgage buyers at the time the rate is locked into the borrower, which in effect eliminates most of the interest rate risk at the time of the sale.

        The third largest source of noninterest income during 2004 was the income on bank-owned life insurance. During the year ended December 31, 2004, income on bank-owned life insurance was $1.3 million compared to $1.2 million for 2003 and $1.1 million for 2002. These represented increases of 7.1% and 5.1%, respectively, for 2004 and 2003. These increases were primarily related to additional purchases of bank-owned life insurance during 2002, 2003 and 2004.

        Other income was $3.0 million for the year ended December 31, 2004, compared with $2.7 million in 2003 and $3.2 million in 2002.

        The following table sets forth the various components of our noninterest income for the periods indicated:

	Years Ended December 31,
	2004		2003		2002
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Service charges on deposit accounts	$9,333	59.0%	$8,749	55.4%	$8,098	54.8%
Gain on sale of loans	2,261	14.3	3,159	20.0	2,217	15.0
Bank owned life insurance	1,259	8.0	1,176	7.4	1,119	7.6
Net realized gain on sale of securities	—	—	11	0.1	199	1.3
Impairment of investment securities	(26)	(0.2)	—	—	—	—
Other	2,983	18.9	2,703	17.1	3,149	21.3

Total noninterest income	$15,810	100.0%	$15,798	100.0%	$14,782	100.0%

  Noninterest Expense

        Our total noninterest expense decreased to $47.6 million in 2004, from $48.3 million in 2003 and $47.7 million in 2002. This represents a year over year decrease in noninterest expense of 1.5% for 2004 and an increase of 1.3% for 2003. The decrease from 2003 to 2004 is primarily attributable to the loss on retirement of debt acquired in the Independent Bankshares acquisition recorded in 2003 as described below. The increase from 2002 to 2003 is also attributable to the loss on retirement of debt but was partially offset by cost savings created by the merger of our charter banks, State National Bank West Texas and State National Bank El Paso. We believe that the improvement in our efficiency ratio from 72.7% in 2002 to 73.3% (69.3% excluding the loss on retirement of debt) in 2003 and to 66.0% in 2004 is due primarily to efficiencies created over the three year time period related to the merger of our charter banks and our acquisition of Mercantile Bank.

        We anticipate that the overall volume of our noninterest expense will increase as we grow. However, we remain committed to controlling costs and efficiency and intend to moderate these increases relative to our revenue growth.

        Salaries and employee benefit expenses increased to $24.5 million in 2004, from $22.4 million in 2003. This increase was primarily due to our acquisition of Mercantile Bank, the growth of the mortgage department, increases in our medical benefit costs as well as normal pay increases. Salaries and employee benefit expenses increased to $22.4 million in 2003, from $21.6 million in 2002. The increase in 2003 is attributable to higher commissions on mortgage origination, normal pay increases, and increases in our medical and other benefit costs.

        Occupancy and equipment expenses increased to $7.7 million in 2004, from $7.5 million in 2003. This increase was primarily attributable to our acquisition of Mercantile Bank. Occupancy and equipment expenses decreased to $7.5 million in 2003, from $8.2 million in 2002. This decrease was mainly attributable to a decrease in amortization expense as many assets became fully depreciated in 2002.

        Intangible amortization expenses were $2.9 million, $2.7 million and $3.0 million or 6.1%, 5.6% and 6.3% of total noninterest expenses, in 2004, 2003 and 2002, respectively. The increase from 2003 to 2004 is related to the increased amount of core deposit intangible amortization related to the Mercantile Bank acquisition. This increase was partially offset by the effects of our amortization methodology. Because we amortize our core deposit intangibles on an accelerated basis, in most years, the amortization will decrease if there are no changes to the balance of core deposit intangibles. The effects of this methodology caused the decrease in intangible amortization expense from 2002 to 2003.

        Professional fee expenses were $1.1 million, $1.0 million and $1.5 million, or 2.4%, 2.1% and 3.1% of total noninterest expenses, in 2004, 2003 and 2002, respectively. Communication expenses were $1.0 million, $1.1 million and $1.6 million, or 2.1%, 2.3% and 3.3% of total noninterest expenses, in 2004, 2003 and 2002, respectively. The decrease from 2002 to 2003 is primarily attributable to the cost savings created by the merger of our two bank charters. Data processing expenses were $0.8 million, $1.0 million and $1.6 million or 1.7%, 2.0% and 3.4% of total noninterest expenses, in 2004, 2003 and 2002, respectively. The decrease from 2002 to 2003 is primarily attributable to the cost savings created by the merger of our charter banks.

        Loss on retirement of debt was $2.5 million in 2003, primarily attributable to our assumption in 2000 of $13.0 million par value outstanding trust preferred securities issued by the subsidiary of Independent Bankshares, Independent Capital Trust.

        Restructuring and merger expenses were $285,000, $1.0 million and $1.6 million, or 0.6%, 2.1% and 3.3% of total noninterest expenses, in 2004, 2003 and 2002, respectively. The restructuring and merger expenses in 2004 were primarily related to our acquisition of Mercantile Bank and the expenses in 2003 and 2002 were related to the merger of our bank charters.

        Our expenses related to other real estate and repossessed assets were $263,000, $359,000 and $104,000, or 0.5%, 0.7% and 0.2% of total noninterest expenses, in 2004, 2003 and 2002, respectively. The increase from 2002 to 2003 is primarily related to large commercial properties that were foreclosed on in the fourth quarter of 2002 which incur significant month to month operating expenses. The costs were offset by a gain recorded on the sale of property in the second quarter of 2003 which we acquired in a prior acquisition. These assets had been written off due to the length of time the assets had been possessed, so the entire sale was recorded as a gain. The decrease from 2003 to 2004 is primarily due to the sale of some of the properties we foreclosed on in 2002.

        Other noninterest expense also increased annually during the prior three-year period; however, these increases were primarily related to our asset growth over this period.

        The following table sets forth a summary of noninterest expense for the periods indicated:

	Years Ended December 31,
	2004		2003		2002
	Amount	%	Amount	%	Amount	%
	(Dollars in thousands)
Salaries and employee benefits:
Salaries	$20,372	42.8%	$18,465	38.2%	$17,962	37.6%
Medical and other benefits	1,905	4.0	1,819	3.8	1,733	3.6
Pension	843	1.8	811	1.7	598	1.3
Payroll taxes	1,387	2.9	1,321	2.7	1,294	2.7

Total salaries and employee benefits	24,507	51.5	22,416	46.4	21,587	45.2
Net occupancy and equipment expense	7,678	16.1	7,529	15.6	8,171	17.1
Amortization of intangibles	2,888	6.1	2,685	5.6	3,025	6.4
Professional fees	1,143	2.4	1,023	2.1	1,465	3.1
Communication expense	1,016	2.1	1,129	2.3	1,591	3.3
Advertising	882	1.9	1,063	2.2	649	1.4
Supplies	822	1.7	803	1.7	914	1.9
Data processing	788	1.7	973	2.0	1,624	3.4
Courier	736	1.6	767	1.6	696	1.5
Postage	671	1.4	694	1.4	701	1.5
Restructuring/merger expenses	285	0.6	1,020	2.1	1,591	3.3
Other real estate	263	0.5	359	0.7	104	0.2
Loss on retirement of debt	—	—	2,503	5.2	—	—
Other	5,905	12.4	5,355	11.1	5,600	11.7

Total noninterest expense	$47,584	100.0%	$48,319	100.0%	$47,718	100.0%

  Provision for Income Taxes

        Our income tax expense was $6.3 million for 2004, as compared to $4.2 million for 2003 and $3.4 million for 2002 which increased due to increasing income before income taxes. Our effective tax rates on pretax income were 32.1%, 30.5% and 27.6%, for the years 2004, 2003 and 2002, respectively and were increasing due to declining tax exempt income (bank owned life insurance and municipal bonds) relative to income before income taxes.

Financial Condition

        Our total assets as of December 31, 2004 were $1.4 billion compared to $1.1 billion as of both December 31, 2003 and 2002. The increase in our total assets during 2004 was primarily the result of the Mercantile Bank acquisition.

        Our total deposits increased to $1.1 billion as of December 31, 2004, increasing $187.7 million, or 20.0%, from $938.7 million as of December 31, 2003. The increase was primarily due to the Mercantile Bank acquisition. Total deposits as of December 31, 2003 decreased by $21.7 million, or 2.3%, when compared to $960.4 million as of December 31, 2002. The decrease was primarily due to decreases in interest rates paid on our time deposit accounts, causing a lower demand for these accounts. We planned the reduction in our deposit accounts, specifically in an effort to realign our deposit mix.

        As of December 31, 2004, our total stockholders' equity was $151.4 million, representing an increase of 24.9% from $121.2 million as of December 31, 2003. Our total stockholders' equity as of December 31, 2003 represented an increase of 3.9% from $116.7 million as of December 31, 2002. The increase in our total stockholders' equity during 2004 was primarily the result of our earnings and our private placement offering in July of 2004.

  Loans

        As of December 31, 2004, our total loans were $937.8 million, an increase of $201.2 million, as compared to December 31, 2003. In 2004, real estate loans increased $130.1 million, commercial loans increased $59.4 million, agriculture loans increased $10.6 million, and consumer loans increased $1.1 million compared to 2003. The significant increase in our loan portfolio is primarily attributable to our acquisition of Mercantile Bank and increased loan demand. Our total loans averaged $826.0 million during 2004, an increase of $131.3 million over the prior year's average.

        The following table presents our loan balances by category as of the dates indicated.

	As of December 31,
	2004	2003	2002	2001	2000
	(In thousands)
Real estate loans	$559,512	$429,415	$387,477	$356,535	$236,578
Commercial loans	263,594	204,229	184,963	192,026	222,823
Consumer loans	38,759	37,642	43,730	61,921	79,338
Agriculture and other loans	75,919	65,283	42,700	34,335	90,391

Total loans	937,784	736,569	658,870	644,817	629,130
Less: Allowance for loan losses	(11,383)	(10,026)	(10,914)	(10,756)	(11,658)
Deferred dealer premiums and loan costs	—	—	(3)	(24)	(249)

Loans, net	$926,401	$726,543	$647,953	$634,037	$617,223

        As of December 31, 2004, 2003 and 2002, our total loans, net of unearned income, were $937.8 million, $736.6 million and $658.9 million, respectively. The increase in our loan volume during 2004 and 2003 resulted primarily from, as mentioned above, our acquisition of Mercantile Bank and organic loan growth. Our total loans, net of unearned income as a percentage of total assets, increased to 69.5% as of December 31, 2004 from 65.4% and 57.7% as of December 31, 2003 and 2002, respectively, due to the increase in loans and the reduction in total assets.

        Real estate loans, the largest component of our loan portfolio, equaled $559.5 million, $429.4 million and $387.5 million as of December 31, 2004, 2003 and 2002, respectively. The percentage of our real estate loans in relation to our total loan portfolio, however, has remained relatively constant. Real estate secured loans as a percentage of total loans were 59.7%, 58.3% and 58.8% for the fiscal years ended 2004, 2003 and 2002, respectively.

        Commercial loans increased to $263.6 million as of December 31, 2004 from $204.2 million and $185.0 million as of December 31, 2003 and 2002, respectively. Commercial loans as a percentage of total loans were 28.1%, 27.7% and 28.1% at the end of 2004, 2003 and 2002, respectively.

        Consumer loans increased to $38.8 million as of December 31, 2004 from $37.6 million as of December 31, 2003. Individual loans as of December 31, 2002 totaled $43.7 million. Consumer loans as a percentage of total loans were 4.1%, 5.1% and 6.6% at December 31, 2004, 2003 and 2002, respectively.

        Agriculture and other loans increased to $75.9 million as of December 31, 2004 from $65.3 million as of December 31, 2003. Agriculture and other loans as of December 31, 2002 totaled $42.7 million. Fluctuations in the loan balance are primarily due to additional agriculture lenders. Agriculture and other loans as a percentage of total loans were 8.1%, 8.9% and 6.5% at December 31, 2004, 2003 and 2002, respectively.

        The following table presents the distribution of the maturity of our loans and the interest rate sensitivity of those loans at December 31, 2004. The table also presents the portion of our loans that have fixed interest rates or interest rates that fluctuate over the life of the loans in accordance with changes in the interest rate environment as represented by the prime rate.

	As of December 31, 2004
	One Year and Less	One to Five Years	Over Five Years	Total
		(In thousands)
Real estate loans	$161,314	$279,334	$118,864	$559,512
Commercial loans	134,956	93,085	35,553	263,594
Consumer loans	17,846	19,808	1,105	38,759
Agriculture and other loans	64,781	8,480	2,658	75,919

Total loans	$378,897	$400,707	$158,180	$937,784

With fixed interest rates	$34,201	$211,389	$44,026	$289,616
With variable interest rates	344,696	189,318	114,154	648,168

Total loans	$378,897	$400,707	$158,180	$937,784

  Nonperforming Assets

        The following table lists nonaccrual, past due and restructured loans, and other real estate and other repossessed assets as of the dates indicated.

	As of December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Nonaccrual loans	$6,926	$5,454	$8,528	$8,629	$5,077
Accruing loans past due over 90 days	68	245	156	702	1,359
Restructured loans	226	384	103	793	889
Other real estate	1,943	2,220	3,640	1,057	598
Other repossessed assets	9	12	50	54	125

Total nonperforming assets	$9,172	$8,315	$12,477	$11,235	$8,048

Total nonperforming assets to total loans and other real estate	0.98%	1.13%	1.88%	1.74%	1.28%

        Nonperforming assets, which consist of nonperforming loans and foreclosed assets, were $9.2 million at December 31, 2004, as compared to $8.3 million at December 31, 2003 and $12.5 million at December 31, 2002. As a percentage of loans, nonperforming assets were 1.0% at December 31, 2004, as compared to 1.1% at December 31, 2003 and 1.9% at December 31, 2002.

        At December 31, 2004, 2003 and 2002, loans identified as being impaired consisted of nonhomogeneous loans placed on nonaccrual status.

        For the years ended December 31, 2004, 2003 and 2002, the average investment in loans that are considered to be impaired under SFAS No. 114 was approximately $6.2 million, $7.0 million and $8.5 million, respectively. As of December 31, 2004, 2003 and 2002, there were $6.9 million, $5.3 million and $8.4 million, respectively, of impaired loans for which our related specific reserve for loan losses was approximately $1.4 million, $227,000 and $1.9 million, respectively. We had $38,000, $171,000 and $141,000 of impaired loans at December 31, 2004, 2003 and 2002, respectively, that did not have a specific related reserve for loan losses.

        The approximate effect of such nonperforming assets was a loss of interest income of approximately $412,000, $496,000 and $738,000 for the year ended December 31, 2004, 2003 and 2002, respectively. Payments that we received on these loans were first applied to principal, and interest was applied at the end of the note term. We recognized interest income of $143,000, $292,000 and $21,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

  Other Real Estate and Other Repossessed Assets

        At December 31, 2004, 2003 and 2002, our other real estate and other repossessed assets had an aggregate book value of $2.0 million, $2.2 million and $3.7 million, respectively. Other real estate and other repossessed assets decreased $280,000, or 12.5%, during 2004, primarily due to our sale of properties and fewer repossessed assets and foreclosures acquired. Our other real estate and other repossessed assets decreased $1.5 million, or 39.5%, during 2003, primarily due to our sale of two convenience stores in the later half of 2003. Our December 31, 2004 balance of $2.0 million included seven commercial and/or agriculture properties valued at $922,000, 12 residential properties valued at $1.0 million, and two repossessed automobiles valued at $9,000. Our December 31, 2003 balance of $2.2 million included ten commercial and/or agriculture properties valued at $1.5 million, five residential properties valued at $737,000, and five repossessed automobiles valued at $12,000. Our December 31, 2002 balance of $3.7 million included 11 commercial or agriculture properties valued at $2.9 million, six residential properties valued at $710,000, and 13 repossessed automobiles valued at $63,000.

  Allowance for Loan Losses

        As a percent of average loans, our net loan charge-offs were 0.18% during 2004, 0.14% during 2003 and 0.15% during 2002. Our allowance for loan losses as a percentage of loans was 1.21% as of December 31, 2004, as compared to 1.36% as of December 31, 2003 and 1.66% as of December 31, 2002. The following table presents the activity in our allowance for loan losses for each of the past five years. The table also presents our average loan balances and certain pertinent ratios for the last five years.

	Years Ended December 31,
	2004	2003	2002	2001	2000
	(Dollars in thousands)
Analysis of allowance for loan losses:
Balance, beginning of period	$10,026	$10,914	$10,756	$11,658	$7,088
Provision for loan losses	450	118	1,118	11,730	1,918
Loan loss reserves of acquired banks	2,410	—	—	1,582	3,343
Purchase accounting adjustments	—	—	—	—	3,028
Loans charged-off:
Real estate loans	314	315	352	890	52
Commercial loans	1,410	1,050	1,584	9,669	2,770
Consumer loans	639	553	858	1,892	1,302
Agriculture and other loans	2	27	—	3,152	42

Total charge-offs	2,365	1,945	2,794	15,603	4,166

Recoveries of loans previously charged-off:
Real estate loans	40	186	21	5	16
Commercial loans	609	349	1,410	1,101	273
Consumer loans	208	305	285	275	158
Agriculture and other loans	5	99	118	8	—

Total recoveries	862	939	1,834	1,389	447

Net loans charged-off	1,503	1,006	960	14,214	3,719

Balance, end of period	$11,383	$10,026	$10,914	$10,756	$11,658

Average loans outstanding, net of unearned income, for the period ended	$825,981	$694,634	$651,237	$654,376	$537,452
Ratio of net loan charge-offs to average loans, net of unearned income, for the period ended December 31	0.18%	0.14%	0.15%	2.17%	0.69%
Ratio of allowance for loan losses to total loans, net of unearned income	1.21%	1.36%	1.66%	1.67%	1.86%

        The following table shows the allocations in our allowance and the respective percentages of each loan category to our total loans as of the dates indicated. Other than the loan types presented in the table below, we had no loan concentration at December 31, 2004 that represented more than 10% of our total loans.

	As of December 31,
	2004		2003		2002		2001		2000
	Amount	Loan Category to Total Loans	Amount	Loan Category to Total Loans	Amount	Loan Category to Total Loans	Amount	Loan Category to Total Loans	Amount	Loan Category to Total Loans
	(Dollars in thousands)
Allocated:
Real estate loans	$2,048	59.7%	$1,707	58.3%	$1,989	58.8%	$2,310	55.3%	$1,245	47.3%
Commercial loans	1,790	28.1	1,404	27.7	1,566	28.1	2,080	29.8	3,802	33.0
Consumer loans	360	4.1	394	5.1	657	6.6	974	9.6	1,248	12.4
Agriculture and other loans	808	8.1	768	8.9	262	6.5	20	5.3	1,833	7.3

Total loans	5,006	100.0%	4,273	100.0%	4,475	100.0%	5,383	100.0%	8,129	100.0%

Unallocated	6,377		5,753		6,439		5,373		3,529

Total allowance for loan losses	$11,383		$10,026		$10,914		$10,756		$11,658

  Investment Securities

        Our investment securities totaled $159.3 million as of December 31, 2004, as compared to $218.1 million as of December 31, 2003 and $274.4 million at December 31, 2002. At December 31, 2004, 2003 and 2002, the majority of our securities were classified as securities available-for-sale. The reduction in our volume of investment securities throughout the past three years is primarily a result of our increasing loan activity and a reduction in our time-deposits. See "Deposits" for further information.

        The following is a summary of our securities classified as available-for-sale and held-to-maturity as of the dates indicated.

	Available-for-Sale		Held-to-Maturity		Total
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
December 31, 2004:
U.S. treasury securities	$7,270	$7,228	$—	$—	$7,270	$7,228
U.S. government agencies obligations	76,647	77,421	—	—	76,647	77,421
Collateralized mortgage obligations	1,398	1,396	—	—	1,398	1,396
Mortgage-backed securities	60,837	60,501	—	—	60,837	60,501
State and municipal obligations	3,034	3,101	—	—	3,034	3,101
Federal Reserve Bank stock and other investments	1,361	1,361	8,306	8,306	9,667	9,667

Total	$150,547	$151,008	$8,306	$8,306	$158,853	$159,314

December 31, 2003:
U.S. treasury securities	$7,597	$7,639	$—	$—	$7,597	$7,639
U.S. government agencies obligations	104,488	107,784	—	—	104,488	107,784
Collateralized mortgage obligations	8,205	8,268	—	—	8,205	8,268
Mortgage-backed securities	83,718	83,989	—	—	83,718	83,989
State and municipal obligations	1,920	2,048	—	—	1,920	2,048
Federal Reserve Bank stock and other investments	1,341	1,311	7,073	7,073	8,414	8,384

Total	$207,269	$211,039	$7,073	$7,073	$214,342	$218,112

December 31, 2002:
U.S. treasury securities	$7,117	$7,220	$—	$—	$7,117	$7,220
U.S. government agencies obligations	158,253	164,796	—	—	158,253	164,796
Collateralized mortgage obligations	26,153	26,556	—	—	26,153	26,556
Mortgage-backed securities	62,289	63,141	—	—	62,289	63,141
State and municipal obligations	4,464	4,610	—	—	4,464	4,610
Federal Reserve Bank stock and other investments	1,270	1,278	6,766	6,766	8,036	8,044

Total	$259,546	$267,601	$6,766	$6,766	$266,312	$274,367

  Investment Portfolio—Maturity and Yields

        The estimated fair value of our securities portfolio at December 31, 2004 is presented below by contractual maturity.

	As of December 31, 2004
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investments available-for-sale(1)(2):
U.S. treasury obligations	$3,049	1.77%	$4,178	2.31%	$—	—%	$—	—%	$7,227	2.08%
U.S. government agencies obligations	18,632	6.55	58,789	4.01	—	—	—	—	77,421	4.63
Mortgage backed securities and collateralized mortgage obligations(3)	1,807	5.87	58,720	3.56	1,368	4.33	3	3.75	61,898	3.64
State and municipal obligations	563	2.55	1,944	3.85	318	4.90	276	5.42	3,101	3.85
Other securities	—	—	—	—	—	—	1,361	3.39	1,361	3.39

Total investments available-for-sale	24,051	5.80	123,631	3.73	1,686	4.44	1,640	3.73	151,008	4.07

Other investments:
FHLB stock and other investments	—	—	—	—	—	—	8,306	3.98	8,306	3.98

Total other investments	—	—	—	—	—	—	8,306	3.98	8,306	3.98

Total investments	$24,051	5.80	$123,631	3.73	$1,686	4.44	$9,946	4.07	$159,314	4.07

(1)
Based on estimated fair value.

(2)
The yields shown in the above table are not calculated on a fully taxable equivalent basis.

(3)
Maturities of mortgage-backed securities and collateralized mortgage obligations, or CMOs, are based on anticipated lives of the underlying mortgages, not contractual maturities. CMO maturities are based on cash flow (or payment) windows derived from broker market consensus.

  Goodwill and Other Intangibles

        The change in our carrying amount of goodwill for the years ended December 31, 2004 and 2003 is as follows:

	2004	2003
	(In thousands)
Balance, January 1	$37,934	$37,934
Mercantile Bank acquisition	32,884	—

Balance, December 31	$70,818	$37,934

  Deposits

        Interest-bearing deposits represent our primary source of funding. Our total deposits were $1.1 billion as of December 31, 2004, as compared to $938.7 million as of December 31, 2003 and $960.4 million as of December 31, 2002. The increase in 2004 was primarily the result of the Mercantile Bank acquisition. In 2003, the decrease in deposits was primarily due to decreases in interest rates paid on our time deposit accounts, causing a lower demand for these accounts. We planned the reduction in our deposit accounts, specifically in an effort to realign our deposit mix. We do not have any brokered deposits. The following table provides a breakdown of our average deposits and rates paid over the past three years.

	Years Ended December 31,
	2004			2003			2002
	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate	Average Balance	Percent of Deposits	Average Rate
	(Dollars in thousands)
Noninterest-bearing demand deposits	$316,207	30.7%	—%	$249,465	26.7%	—%	$221,432	22.5%	—%
Interest-bearing demand, savings and money market deposits	420,091	40.8	0.44	351,245	37.5	0.43	358,446	36.6	0.75
Time deposits of less than $100,000	174,920	17.0	1.55	198,461	21.2	1.96	245,651	25.1	3.02
Time deposits of $100,000 or more	118,237	11.5	1.75	136,779	14.6	2.14	154,686	15.8	3.09

Total deposits	$1,029,455	100.0%	0.64%	$935,950	100.0%	0.89%	$980,215	100.0%	1.52%

        The following table provides a maturity distribution of our time deposits of $100,000 or more at December 31, 2004:

December 31, 2004
(In thousands)
Three months or less	$39,482
Over three through six months	21,272
Over six through 12 months	29,917
Over 12 months	31,331

Total time deposits of $100,000 or more	$122,002

  Borrowings

        We have a revolving credit facility arrangement with a correspondent bank in the amount of $5.0 million, which has a final maturity of May 31, 2006. We had no borrowings under this facility at December 31, 2004.

        The notes payable balance consists of advances of approximately $899,000, $1.0 million and $789,000 as of December 31, 2004, 2003 and 2002, respectively, from the Federal Home Loan Bank of Dallas. The balance at December 31, 2004 represents seven separate notes with interest rates ranging from 2.65% to 5.45% and maturities ranging from January 2, 2008 to February 1, 2018.

        The following table summarizes our outstanding note borrowings as of the dates and for the periods indicated:

	As of and for the Years Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Ending balance	$899	$1,013	$925
Average balance for the period	952	1,139	4,570
Maximum month-end balance during the period	1,125	1,207	12,164
Average interest rate for the period	5.0%	4.1%	3.1%
Weighted average interest rate at the end of the period	4.7	4.3	4.8

Capital Resources and Capital Adequacy Requirements

        Our total stockholders' equity was $151.4 million, or 11.2% of total assets, at December 31, 2004, as compared to $121.2 million, or 10.8% of total assets, at December 31, 2003 and $116.7 million, or 10.2% of total assets, at December 31, 2002. During 2004, our total stockholders' equity averaged $135.7 million, or 10.9% of average assets, as compared to $120.5 million, or 10.7% of average assets, during 2003 and $118.7 million, or 10.1% of average assets, during 2002.

        We and our subsidiary bank, State National Bank, are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on our and financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, we and our subsidiary bank must meet specific capital guidelines that involve quantitative measures of State National Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require us and State National Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (Tier 1 and Tier 2) to net risk-weighted assets and of Tier 1 capital to adjusted quarterly average assets. At December 31, 2004, management believes that we and State National Bank met all capital adequacy requirements to which they were subject.

        As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized State National Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized or adequately capitalized, we and State National Bank must maintain minimum Tier 1 capital to net risk-weighted assets, total capital to net risk-weighted assets and Tier 1 capital to adjusted quarterly average assets ratios as set forth in the tables below. No other condition or events have occurred since the most recent notification that management believes have changed either our or State National Bank's category.

        Banking regulators also have a leverage ratio requirement. The leverage ratio requirement is measured as the ratio of Tier 1 capital to adjusted quarterly average assets. The leverage ratio standards require all banking companies to have a minimum leverage ratio of at least 4%. To be designated as well-capitalized, the banking company must have a leverage ratio of at least 5%. To be categorized as well-capitalized or adequately capitalized, the subsidiary banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios, as set forth in the following table.

        The minimum regulatory capital ratios as determined by the regulators for well-capitalized bank holding companies and our actual capital amounts and ratios at March 31, 2005, were as follows:

	March 31, 2005	Minimum Capital Ratios	Well-Capitalized Ratios
	(Dollars in thousands)
Tier 1 capital	$117,455
Total capital	128,841
Total risk-weighted assets	1,055,417
Adjusted quarterly average assets	1,255,194
Capital ratios:
Leverage ratio	9.36%	4.00%	5.00%
Tier 1 capital to risk-weighted assets	11.13	4.00	6.00
Total capital to risk-weighted assets	12.21	8.00	10.00

        The minimum capital ratios as determined by the regulators for well-capitalized banks and State National Bank's actual capital ratios at March 31, 2005 were as follows:

	Minimum Ratios for Well-Capitalized Banks	Actual Ratios at March 31, 2005
Leverage ratio	5.00%	8.61%
Tier 1 capital to risk-weighted assets	6.00	10.25
Total capital to risk-weighted assets	10.00	11.33

        The minimum regulatory capital ratios as determined by the regulators for well-capitalized bank holding companies and our actual capital amounts and ratios at December 31, 2004 and 2003, were as follows:

	December 31,
			Minimum Capital Ratios	Well- Capitalized Ratios
	2004	2003
	(Dollars in thousands)
Tier 1 capital	$113,536	$106,625
Total capital	124,919	116,596
Total risk-weighted assets	1,042,935	797,611
Adjusted quarterly average assets	1,287,094	1,081,424
Capital ratios:
Leverage ratio	8.82%	9.86%	4.00%	5.00%
Tier 1 capital to risk-weighted assets	10.89	13.37	4.00	6.00
Total capital to risk-weighted assets	11.98	14.62	8.00	10.00

        The minimum capital ratios as determined by the regulators for well-capitalized banks and State National Bank's actual capital ratios at December 31, 2004 were as follows:

	Minimum Ratios for Well-Capitalized Banks	Actual Ratios at December 31, 2004
Leverage ratio	5.00%	8.04%
Tier 1 capital to risk-weighted assets	6.00	9.94
Total capital to risk-weighted assets	10.00	11.03

        Various regulatory authorities routinely restrict dividends that may be paid by subsidiary banks. The amount that can be paid in any calendar year without prior approval of a subsidiary bank's regulatory agencies cannot exceed the lesser of the bank's net profits (as defined) for that year plus its net profits for the preceding two calendar years, or retained earnings. At March 31, 2005, the maximum amount available to State National Bank for dividends to us without regulatory approval was approximately $14.2 million.

        State National Bank is required to maintain a certain average balance with the Federal Reserve Bank based on its deposit mix. At March 31, 2005, due to our deposit mix, no average balance was required to be maintained.

  Liquidity Management

        Our liquidity represents our ability to meet cash demands as they arise. Such needs can develop from loan demand, deposit withdrawals or acquisition opportunities. Potential obligations resulting from the issuance of standby letters of credit and commitments to fund future borrowings to our loan customers also affect our liquidity needs. Many of these obligations and commitments are expected to expire without being drawn upon; therefore the total commitment amounts do not necessarily represent future cash requirements affecting our liquidity position. The potential need for liquidity arising from these types of financial instruments is represented by the contractual notional amount of the instrument, as detailed in the two following tables. Liquidity needs of a financial institution can be met from either assets or liabilities. On the asset side, the primary sources of liquidity are cash and due from banks, federal funds sold, maturities of securities and scheduled repayments and maturities of loans. We maintain adequate levels of cash and near-cash investments to meet our day-to-day needs. Our cash and due from bank balances averaged $61.1 million, $53.6 million, $45.0 million and $51.5 million as of March 31, 2005 and December 31, 2004, 2003 and 2002, respectively. These amounts comprised 4.6%, 4.3%, 4.0% and 4.4% of our average total assets as of March 31, 2005 and December 31, 2004, 2003 and 2002, respectively.

        The average level of our securities, interest-earning time deposits in other banks and Fed funds sold was $177.1 million, $239.7 million, $279.3 million and $358.4 million as of March 31, 2005 and December 31, 2004, 2003 and 2002, respectively.

        At March 31, 2005, $13.9 million, or 16.2%, of our securities portfolio, excluding mortgage-backed securities, matured within one year and $62.1 million, or 72.7%, excluding mortgage-backed securities, matured after one year but within five years. Our commercial and real estate lending activities are concentrated in loans with maturities of less than five years with both fixed and adjustable interest rates, while our installment lending activities are concentrated in loans with maturities of three to five years with primarily fixed interest rates. Approximately $389.3 million, or 41.0%, of our loans matured within one year and/or had adjustable interest rates at March 31, 2005. At March 31, 2005, $104.8 million of securities were pledged as collateral for various public fund deposits and securities sold under agreements to repurchase.

        On the liability side, our principal sources of liquidity are deposits, borrowed funds and the accessibility to money and capital markets. Customer deposits are by far our largest source of funds. As of March 31, 2005 and December 31, 2004, 2003 and 2002, our average deposits were $1.1 billion, or 83.1% of average total assets, $1.0 billion, or 82.9% of average total assets, $936.0 million, or 82.8% of average total assets and $980.0 million, or 83.6% of average total assets, respectively. We attract our deposits primarily from individuals and businesses located within our market areas.

        In addition, we have raised capital through the issuance of floating rate junior subordinated debentures in connection with trust preferred securities issuances by various statutory trust subsidiaries in July 2001, July 2003, and March 2004. Further, in July and August 2004, we issued 900,000 shares of our common stock in a private placement. All of the net proceeds of the private placement, $17.9 million, were used to fund a portion of the purchase price for our acquisition of Mercantile Bank.

        We may occasionally use our Fed funds lines of credit to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short term purposes. We have three Fed funds lines with other financial institutions pursuant to which we can borrow up to $16 million on an unsecured basis. These lines may be terminated by the respective lending institutions at any time.

        We also borrow from the Federal Home Loan Bank, or FHLB, pursuant to an existing commitment based on the value of the collateral pledged (either loans or securities). FHLB borrowings have been only occasional and based upon pricing opportunities and other factors. We had FHLB outstanding advances of $870,000, $899,000, $1.0 million and $789,000 as of March 31, 2005 and December 31, 2004, 2003 and 2002, respectively. At March 31, 2005, we had the capacity to borrow approximately $309.1 million from the FHLB under their blanket collateral program.

  Aggregate Contractual Obligations

        The following table represents our on and off-balance sheet aggregate contractual obligations, other than deposit liabilities, to make future payments to third parties as of the date specified:

	As of March 31, 2005
	Less than One Year	One Year to Three Years	Over Three Years to Five Years	Over Five Years
	(In thousands)
FHLB advances	$120	$251	$256	$243
Junior subordinated debentures	—	—	—	48,461
Operating leases	1,394	2,234	1,723	1,234

Total	$1,514	$2,485	$1,979	$49,938

        Aggregate contractual obligations above exclude the interest on our guaranteed preferred beneficial interests in our junior subordinated debentures. See footnote 8 to our audited financial statements included elsewhere in this prospectus for additional information.

  Off-Balance Sheet Arrangements

        We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve varying degrees of credit risk in excess of the amount recognized in the consolidated statement of financial position. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. We use the same credit policies in making commitments and conditional obligations as we do for on-balance sheet instruments.

        Commitments to extend credit are agreements to extend credit to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis.

        Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

	Total Notional Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
	(In thousands)
Commitments to extend credit	$223,281	$182,665	$23,611	$10,760	$6,245
Standby letters of credit	12,378	9,743	2,554	81	—

Total commercial commitments	$235,659	$192,408	$26,165	$10,841	$6,245

        As of March 31, 2005 and December 31, 2004, 2003, and 2002, we had commitments to extend credit of $223.3 million, $217.6 million, $166.8 million, and $128.1 million, respectively, and standby letters of credit of $12.4 million, $12.2 million, $10.6 million, and $7.8 million, for March 31, 2005 and December 31, 2004, 2003 and 2002, respectively.

        We believe we have no other off-balance sheet arrangements or transactions with unconsolidated, special purpose entities that would expose us to liability that is not reflected on the face of the financial statements.

  Quantitative and Qualitative Disclosure about Market Risks

        Interest rate risk is one of the most significant market risk affecting us. Other types of market risk, such as foreign currency risk and commodity price risk, do not arise in the normal course of our business activities. Interest rate risk can be defined as the exposure to a movement in interest rates that could have an adverse effect on our net interest income or the market value of our financial instruments. The ongoing monitoring and management of this risk is an important component of our asset and liability management process, which is governed by policies established by State National Bank's Board of Directors and carried out by State National Bank's Asset/Liability Management Committee. The Asset/Liability Management Committee's objectives are to manage our exposure to interest rate risk over both the one year planning cycle and the longer term strategic horizon and, at the same time, to provide a stable and steadily increasing flow of net interest income. Interest rate risk management activities include establishing guidelines for tenor and repricing characteristics of new business flow, the pricing of deposit products, investment security purchase and sale strategies and mortgage loan sales.

        Our primary measurement of interest rate risk includes projections of earnings at risk, which is determined through computerized modeling. One method of modeling assumes a static balance sheet, and incorporates the balances, rates, maturities and repricing characteristics of all of the bank's existing assets and liabilities, including off-balance sheet financial instruments. Net interest income is computed by the model assuming no change in market interest rates. These results are then compared to the results of other interest rate scenarios where interest rates are shocked up and down 100 and 200 basis points. In addition, we perform a simulation modeling which incorporates assumptions regarding balance sheet growth and mix. This model measures the impact on net interest income relative to a base case scenario and then compares this result to scenarios assuming gradually increasing and decreasing interest rates over the next 12 months. The impact of imbedded options in such products as callable and mortgage-backed securities, real estate mortgage loans and callable borrowings are considered in both approaches. Both methods compare the changes in net interest income in the rising and declining rate scenarios to the net interest income in the rates unchanged scenario. The Asset/Liability Management Committee utilizes the results of this modeling to quantify the estimated exposure of net interest income to sustained interest rate changes.

        The results of the March 31, 2005 shock modeling and the simulation modeling suggested an exposure in the level of net interest income to decreasing interest rates for next 12-month period. The static shock model scenarios considered changes of 100 and 200 basis points during a 12-month period while the simulation model assumed a gradual 100 basis point increase/decrease of market interest rates over the next 12 months. Included in both models for the decreasing rate scenarios were assumptions of hypothetical floors on NOW account deposits, savings deposits and money market deposits. These floors reduce the cost reductions for these deposits in a decreasing interest rate environment given the current historically low levels of market interest rates.

        In the unchanged interest rate scenario, the net interest income, as projected using the March 31, 2005 simulation model, for the next 12 months was $68.3 million. The net interest income in the gradual decreasing interest rate scenario was calculated at $64.5 million, or $3.8 million (5.53%) lower than the net interest income in the rates unchanged scenario. The results in the gradually increasing scenario projected a net interest income for the next 12 months of $70.2 million, and increase of $1.9 million, or 2.8% higher as compared to the rates unchanged scenario. These exposures are well within our policy guidelines of (6.0)%.

        In addition to the simulation scenarios for gradual increasing and decreasing rates, another projection assuming a "most likely" interest rate environment is produced. At March 31, 2005, the "most likely" interest rate assumption called for market interest rates to increase 25 basis points in May 2005 and then increase another 25 basis points in July 2005. The results of this scenario projected net interest income of $69.6 million for the next 12 months or a $1.4 million increase (2.02%) in net interest income as compared to the rates unchanged model.

        Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, loan and security prepayments, deposit run-offs and pricing and reinvestment strategies and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may take in response to changes in interest rates. We cannot assure you that our actual net interest income would increase or decrease by the amounts computed by the simulations.

        The following table indicates the estimated impact on net interest income under various interest rate scenarios as of March 31, 2005 as calculated using the static shock model approach:

	Change in Future Net Interest Income
	At March 31, 2005
Change in Interest Rates	Dollar Change	Percentage Change
	(Dollars in thousands)
+200 basis points over one year	$14,187	24.5%
+100 basis points over one year	9,437	16.3
-100 basis points over one year	(2,293)	(4.0)
-200 basis points over one year	(7,465)	(12.9)

        We also monitor the repricing terms of our assets and liabilities through gap matrix reports for the rates in unchanged, rising and falling interest rate scenarios. The reports illustrate, at designated time frames, the dollar amount of assets and liabilities maturing or repricing.

        The following table sets forth, on a stand-alone basis, State National Bank's amounts of interest-earning assets and interest-bearing liabilities outstanding at March 31, 2005, which we anticipate, based upon certain assumptions, to reprice or mature in each of the future time periods shown. The projected repricing of assets and liabilities anticipates prepayments and scheduled rate adjustments, as well as contractual maturities under an interest rate unchanged scenario within the selected time intervals.

While we believe such assumptions are reasonable, we cannot assure you that assumed repricing rates will approximate our actual future deposit activity.

	State National Bank As of March 31, 2005 Volumes Subject to Repricing Within
	0-90 Days	91-180 Days	181-365 Days	1-5 Years	Over 5 Years	Noninterest Sensitive	Total
	(Dollars in thousands)
ASSETS:
Short term investments and fed funds sold	$36,548	$—	$—	$—	$—	$—	$36,548
Investment securities and FHLB/ Federal Reserve Bank stock	12,475	9,655	22,635	74,059	22,395	—	141,219
Loans	552,665	35,200	72,344	234,562	54,796	(11,386)	938,181
Fixed and other assets	—	—	—	—	—	238,900	238,900

Total assets	$601,688	$44,855	$94,979	$308,621	$77,191	$227,515	$1,354,848

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest-bearing checking, savings and money market accounts	$444,261	$—	$—	$—	$—	$407,898	$852,159
Certificates of deposit	70,538	65,526	68,613	68,069	459	—	273,205
Borrowed funds	18,598	30	60	469	285	—	19,442
Other liabilities	—	—	—	—	—	55,790	55,790
Stockholders' equity	—	—	—	—	—	154,252	154,252

Total liabilities and stockholders' equity	$533,397	$65,556	$68,673	$68,538	$744	$617,940	$1,354,848

Period gap	$68,291	$(20,701)	$26,306	$240,083	$76,447

Cumulative gap	$68,291	$47,590	$73,896	$313,979	$390,426

Period gap to total assets	5.0%	(1.5)%	$1.9%	17.7%	5.6%

Cumulative gap to total assets	5.0%	3.5%	$5.5%	23.2%	28.8%

Cumulative interest-earning assets to cumulative interest-bearing liabilities	112.8%	107.9%	111.1%	142.7%	153.0%

        Certain shortcomings are inherent in the method of analysis presented in the gap table. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table. As a result of these shortcomings, we focus more on earnings at risk simulation modeling than on gap analysis. Even though the gap analysis reflects a ratio of cumulative gap to total assets within acceptable limits, the earnings at risk simulation modeling is considered by management to be more informative in forecasting future income at risk.

        Finally, we also monitor core funding utilization in each interest rate scenario as well as market value of equity. These measures are used to evaluate long-term interest rate risk beyond the two-year planning horizon.

  Recent Accounting Pronouncements

        Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150") establishes standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify financial instruments that are within its scope as liabilities, in most circumstances. Such financial instruments include (1) financial instruments that are issued in the form of shares that are mandatorily redeemable; (2) financial instruments that embody an obligation to repurchase the issuer's equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; (3) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominantly based on a fixed amount, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares; and (4) certain freestanding financial instruments. We adopted SFAS 150 on January 1, 2004 and its adoption did not have a material impact on our consolidated financial position, results of operations or cash flows.

        SFAS No. 123, "Share-Based Payment (Revised 2004)" ("SFAS 123R") establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is mandatory for all entities with fiscal periods starting after June 30, 2005. We intend to implement SFAS 123R on January 1, 2006 and its adoption is not anticipated to have a material impact on our consolidated financial position, results of operations or cash flows.

        In December 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148") amends SFAS 123 to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25"). The provisions of the Statement were effective for fiscal years beginning after December 15, 2002. In 2003, we adopted the fair value method of accounting for our options granted using the prospective transition method allowed in SFAS 148. The implementation of this statement did not have a material impact on our financial position or results of operation.

        In March 2004, the EITF reached consensus on Issue 03-01 (EITF 03-01), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. This Issue specifically addresses whether an investor has the ability and intent to hold an investment until recovery. In addition, Issue 03-01 contains disclosure requirements that provide useful information about impairments that have not been recognized as other-than-temporary for investments with in the scope of this Issue. On September 30, 2004, the Financial Accounting Standards Board deferred the effective date of the Issue's guidance on how to evaluate and recognize an impairment loss that is other-than-temporary. This Issue's guidance is pending the issuance of a final FASB Staff Position ("FSP") relating to the draft FSP EITF Issue 03-01-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which the Board may issue as early as November. This deferral did not change the disclosure guidance which remains effective for fiscal years ending after December 15, 2003. Matters being considered by the FASB which may impact our financial reporting include the accounting as a component in determining net income for declines in market value of debt securities which are due solely to changes in market interest rates and the effect of sales of available-for-sale securities which have market values below cost at the time of sale and whether such sale indicates an absence of intent and ability of the investor to hold to a forecasted recovery of the investment's value to its original cost. On June 29, 2005, the Financial Accounting Standards Board nullified certain sections of EITF 03-01 dealing with guidance on the determination of whether an investment is other-than-temporarily impaired. The measurement, disclosure and accounting for debt securities as discussed in the EITF remain in effect. We do not believe that the implementation of EITF 3-01 will have a material impact on our financial statements or results of operations.

        Statement of Position No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as an impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities we acquired beginning January 1, 2005. The adoption of SOP 03-3 did not have a material impact on our consolidated financial position, results of operation or cash flows.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46R"), which replaces FASB Interpretation No. 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Application of FIN 46R (or FIN 46) is required in financial statements of entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. Under the provisions of FIN 46R, we are required to deconsolidate the Statutory Trusts and the Capital Trust (the "Trusts"), which are business trusts established to facilitate the issuance of the trust preferred securities. We adopted FIN 46R as of December 31, 2003. We have presented the subordinated debentures payable to the Trusts as a liability in our consolidated financial statements. The interest expense is presented as a component of interest expense. The adoption of FIN 46R did not have an effect on net income or stockholders' equity.

        In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes. Under the current regulatory criteria, our Tier 1 capital ratio is 8.82%. However, under the Federal Reserve's proposed rules effective March 31, 2009, our Tier 1 capital ratio would be 7.38%. We would still exceed the regulatory required minimum capital ratios for well-capitalized bank holding companies.

        In April 2003 the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of the Statement are effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The implementation of this statement did not have a material impact on our financial position, results of operation, or cash flows.

MANAGEMENT

General

        Our Board of Directors is made up of eight members. Each director is elected by our shareholders at our annual shareholders' meeting. Our directors hold office until the next annual meeting or until their successors are duly elected and qualified. Our executive officers are appointed by our Board of Directors and hold office until their successors are duly appointed and qualified.

        The directors of State National Bank are elected by State National Bancshares of Delaware, Inc., as the sole shareholder of State National Bank, and hold office for a term of one year or until their successors are chosen and qualified. The executive officers of State National Bank are appointed by its Board of Directors and hold office until their successors are duly appointed and qualified. All of our directors are also currently directors of State National Bank.

        If the acquisition of Heritage Financial Corporation is consummated, our current executive officers and directors and the current executive officers and directors of State National Bank will continue in the positions each presently holds. The following table sets forth the current directors and executive officers of State National Bank and State National Bancshares:

Name	Age	Position Held with State National Bank	Position Held with State National Bancshares
Rick J. Calhoon	51	Director	Director
James A. Cardwell	73	Director	Director
Don E. Cosby	50	Director, Executive Vice President, Chief Financial Officer	Director, Executive Vice President, Chief Financial Officer, Corporate Secretary
Gary J. Fletcher	59	Director	Director
Alan L. Lackey	47	Executive Vice President, Chief Credit Officer	Executive Vice President, Chief Credit Officer
Mark G. Merlo	43	Director	Director
Tom C. Nichols	58	Director, Chairman of the Board, President, Chief Executive Officer	Director, Chairman of the Board, President, Chief Executive Officer
Edwin L. Schulz	51	Executive Vice President, Chief Operations Officer	Executive Vice President, Chief Operations Officer
Ben B. Stribling	62	Director	Director
F. James Volk	59	Director, Senior Vice President, Regional President	Director, Regional President

        Set forth below is the biographical information, including the principal occupation and employment for the past five years, for all of our directors and executive officers and the directors and executive officers of State National Bank.

        Rick J. Calhoon.    Mr. Calhoon has been a member of our Board of Directors since 1999 and currently serves on our Audit and Compensation Committees. Mr. Calhoon has been in the oil and gas exploration and production business for 27 years and has been a co-owner and co-manager of Pruet Oil Company and related entities since 1978. He received a degree in finance and banking from the University of Arkansas. Mr. Calhoon currently serves as Chairman of the Board of Mississippi Baptist Hospital and Chairman of the U.S. Oil & Gas Association Mississippi/Alabama division.

        James A. Cardwell.    Mr. Cardwell has been a member of our Board of Directors since 1999 and currently serves on both our Audit and Compensation Committees. Mr. Cardwell founded Petro

Stopping Centers, L.P. in 1975 in El Paso, Texas. Petro Stopping Centers is an innovative concept in service for over-the-road travelers. Starting with one service station in 1954, Mr. Cardwell has built a dynamic career that spans more than four decades. Currently there are 60 Petro Stopping Centers across the country including 23 franchises. Mr. Cardwell continues to serve as Chairman of the Board of Directors and Chief Executive Officer of Petro Stopping Centers, a private limited partnership. Mr. Cardwell also serves as a member of the board of directors and audit committee of Archstone Smith Trust (NYSE: ASN), a publicly held real estate investment trust based in Englewood, Colorado.

        Don E. Cosby.    Mr. Cosby has been a member of our Board of Directors and has served as our Executive Vice President, Secretary, Treasurer and the Chief Financial Officer since 1996. Mr. Cosby has been in bank or finance-related businesses since 1981. He served as Chief Fiscal (Financial) Officer at Texas Tech University from 1989 to 1996. From 1981 to 1989, Mr. Cosby worked with the Ford Bank Group, Inc. as Chief Financial Officer with 23 banks in Texas and New Mexico. At the Ford Bank Group, Mr. Cosby was responsible for acquisition analysis and coordination, regulatory applications and compliance, tax planning and compliance, and debt structuring.

        Gary J. Fletcher.    Mr. Fletcher has been a member of our Board of Directors since 1996 and currently serves as the Chairman of our Audit Committee. Mr. Fletcher has owned a cattle ranch in Clarendon, Texas since September 1993. Prior to 1993, he served as President of the San Angelo branch of First United Bank Group, Inc., and as an officer and/or director of banks in Canyon, Texas; Lubbock, Texas; Plainview, Texas; Borger, Texas; and Albuquerque, New Mexico.

        Alan L. Lackey.    Mr. Lackey has served as our Executive Vice President and Chief Credit Officer since 1996. After graduating with an undergraduate degree in accounting and a Masters in Business Administration from Baylor University in 1982, Mr. Lackey worked for MCorp., a $20 billion regional holding company in Dallas from 1982 to 1991. His final position for MCorp., after MBank, the subsidiary bank, was acquired by Bank One, was Manager of Correspondent Banking. In 1991, Mr. Lackey joined First National Bank of Lubbock (a part of the Ford Bank Group), later acquired by Norwest, then Wells Fargo, where he ultimately managed commercial and real estate lending for the Lubbock office.

        Mark G. Merlo.    Mr. Merlo has been a member of our Board of Directors since 1998 and currently serves on our Compensation Committee. Since 1995, Mr. Merlo has also served as Senior Vice President of Castle Creek Capital LLC, an investment fund management company, and Castle Creek Financial LLC, an investment banking firm, both headquartered in Rancho Santa Fe, California. As of March 31, 2005, Castle Creek Capital LLC beneficially owned approximately 25.9% of our common stock. Mr. Merlo has over 20 years of banking experience and has assisted in over 34 banking related acquisitions, sales, and capital raising transactions. Prior to serving with Castle Creek, Mr. Merlo spent 11 years managing bank and thrift investment portfolios in excess of $1.0 billion and the treasury operations of the $4.0 billion former Farm Credit Bank of St. Louis.

        Tom C. Nichols.    Mr. Nichols has been our Chairman, President and Chief Executive Officer since 1996. Mr. Nichols has 35 years of highly diversified and progressively responsible experience in the banking and finance industry. His extensive experience includes the successful management of a number of financial institutions. From 1978 to 1994, Mr. Nichols worked for the Ford Bank Group, Inc. where he last served as President and Chief Operating Officer until it was acquired by Norwest. Mr. Nichols served as Regional President (West Texas Region) for Norwest Bank Texas, N.A. from 1994 to May 1995. Mr. Nichols started his career in banking as a bank examiner with the FDIC.

        Edwin L. Schulz.    Mr. Schulz has served as our Executive Vice President and Chief Operations Officer since 1996. Mr. Schulz has extensive banking experience in all administrative and operations areas. From 1976 to 1992, Mr. Schulz worked for Texas Commerce Bancshares in management and oversight of the West Texas chartered banks where he managed budgeting, forecasting and operations, including loan, branch administration, and deposits. From 1992 to 1996, Mr. Schulz served with First National Bank of Lubbock (a part of the Ford Bank Group) in a variety of management positions.

        Ben B. Stribling.    Mr. Stribling has been a member of our Board of Directors since 2001 and currently serves on our Audit Committee. Mr. Stribling serves as Chairman of Eden State Bank and of First State Bank, Rankin. Additionally, Mr. Stribling is the President of Eden Financial Corporation, Chairman of State Finance Company and Chairman of Centerstone Management Corporation, Dallas, Texas. He also serves as a board member of Laguna Bancshares, the holding company for Big Lake Bank, N.A. Mr. Stribling has been in the real estate/investment business for 36 years, and has been closely associated with the business of banking for several years.

        F. James Volk.    Mr. Volk has been a member of our Board of Directors since 1998. Mr. Volk also serves as one of our Senior Vice Presidents and as regional President of our West Texas and Rio Grande markets. From 1984 to 1995, Mr. Volk served as President and Chief Executive Officer of United New Mexico Bank in Las Cruces, New Mexico. From 1985 to 1996, Mr. Volk was a director of First Sierra Bancshares in Las Cruces, New Mexico, and served as Chief Executive Officer and President of First Sierra Bancshares from 1996 to 1998, when it was acquired by us. Mr. Volk has been in the business of banking for 34 years in the states of South Dakota, Montana, New Mexico and Texas. Mr. Volk also serves as an advisory director of the Federal Reserve Bank of Dallas-El Paso Branch.

Local Advisory Boards

        In addition to our Board of Directors, within each market area, State National Bank has local advisory boards comprised of prominent members of the community, including business leaders and professionals. Certain members of the local advisory boards also serve as members of our Board of Directors and on the Board of Directors of State National Bank. These advisory directors act as ambassadors of State National Bank within the community and promote business development within their market areas.

Compensation of Directors

        Members of our Board of Directors who are not also officers receive $500 per meeting (plus travel expenses) for attending Board meetings. Directors also receive $250 for attending committee meetings. Additionally, each board member receives an annual retainer of $5,000. State National Bank's advisory board members who are not officers also receive between $50 and $600 for each meeting they attend.

        Pursuant to our director fee stock plan, each director can elect whether they want to receive director fees in cash or in common stock. If a director chooses to receive common stock, the number of shares issued is calculated by dividing the amount of the director fees payable divided by the fair market value of the common stock, as determined by the Board each January. Certificates for the stock earned by those directors electing stock are presented for payment in each January for the prior year.

Corporate Governance Principles and Board Matters

        We are committed to having sound corporate governance principles, both at the holding company level and at State National Bank. These principles are essential to running our business efficiently and to maintaining our integrity in the marketplace. We have adopted a set of Corporate Governance Guidelines that embodies these principles. We and State National Bank have adopted a Code of Business Conduct and Ethics that applies to all officers, directors, employees, and consultants. In addition, our Chief Executive Officer and all senior financial officers, including the Chief Financial Officer, are bound by a separate Code of Ethics for the Chief Executive Officer and Senior Financial Officers that complies with the rules of the Securities and Exchange Commission. Our Corporate Governance Guidelines and Codes of Ethics will be posted on our Internet website under our Investor Relations page as soon as practicable.

  Board Independence

        We believe that each of our current directors, except for Messrs. Cosby, Nichols, and Volk qualifies as an independent director. Messrs. Cosby, Nichols and Volk serve as both directors and as executive officers for our organization.

  Independent Director Meetings

        For several years, the Audit Committee has met regularly and separately from the full Board of Directors and outside the presence of our management. On July 20, 2005, the independent members of our Board of Directors resolved that, in the future, they will meet regularly and separately from the full Board of Directors and outside the presence of our management in executive session at least two times every year.

  Shareholder Communications with our Board of Directors

        Our Board of Directors has established a process for shareholders to communicate with the Board of Directors or with individual directors. Shareholders who wish to communicate with our Board of Directors or with individual directors should direct written correspondence to our Corporate Secretary at our principal executive offices located at 4500 Mercantile Plaza Drive, Suite 300, Fort Worth, Texas 76137. Any such communication must contain:

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  a representation that the shareholder is a holder of record of our capital stock;

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  the name and address, as they appear on our books, of the shareholder sending such communication; and

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  the class and number of shares of our capital stock that are beneficially owned by such shareholder.

        The Corporate Secretary will forward such communications to our Board of Directors or the specified individual director to whom the communication is directed unless such communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Corporate Secretary has the authority to discard the communication or to take appropriate legal action regarding such communication.

  Board and Committee Meetings

        Our Board of Directors meets at least quarterly and the Board of Directors of State National Bank meets once each month. During fiscal 2004, our Board of Directors held seven meetings, and the Board of State National Bank held 12 meetings. Each director attended at least two-thirds of all Board and applicable committee meetings. Directors are encouraged to attend annual meetings of our shareholders. Seven of the eight directors attended the last annual meeting of our shareholders.

Committees of Our Board of Directors

        Our Board of Directors has three committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, each of which is described below.

  Audit Committee

        The Audit Committee assists the Board of Directors in fulfilling its responsibilities for general oversight of the integrity of our consolidated financial statements, compliance with legal and regulatory requirements, the independent auditors' qualifications and independence, the performance of our internal audit function and independent auditors, and risk assessment and risk management. Among other things, the Audit Committee prepares the Audit Committee report for inclusion in the annual proxy statement; annually reviews the Audit Committee charter and the Committee's performance; appoints, evaluates and determines the compensation of our independent auditors; reviews and approves the scope of the annual audit, the audit fee and the financial statements; reviews disclosure controls and procedures, internal controls, internal audit function, and corporate policies with respect to financial information; oversees investigations into complaints concerning financial matters; and reviews other risks that may have a significant impact on our financial statements. The Audit Committee works closely with management as well as our independent auditors. The Audit Committee has the authority to obtain advice and assistance from, and receive appropriate funding from us for, outside legal, accounting or other advisors as the Audit Committee deems necessary to carry out its duties.

        Our Board of Directors has adopted a written charter for the Audit Committee meeting applicable standards of the SEC and Nasdaq. The members of the Audit Committee throughout 2004 and as of the date of this prospectus were Gary J. Fletcher, Rick J. Calhoon, Ben B. Stribling, and James A. Cardwell. Mr. Fletcher serves as the Chairman of the Committee. The Audit Committee meets regularly and held six meetings during the fiscal year of 2004. When the external auditors are in attendance at the Board of Directors meetings, the Audit Committee has the opportunity to privately meet with the auditors in the absence of management. While each member of the audit committee is "financially sophisticated," as defined in the Nasdaq listing standards, our Board of Directors has determined that there is currently no "audit committee financial expert," as defined in SEC rules, serving on the Audit Committee. We are in the process of recruiting an individual who is an audit committee financial expert and is willing to serve as a director and as a member of our Audit Committee.

  Compensation Committee

        Our Compensation Committee discharges the Board's responsibilities relating to compensation of our executives and directors; produces an annual report on executive compensation for inclusion in our annual proxy statement; and provides general oversight of compensation structure, including our equity compensation plans and benefit programs. Other specific duties and responsibilities of the Compensation Committee include:

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  evaluating human resources and compensation strategies;

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  reviewing and approving objectives relevant to executive officer compensation;

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  evaluating performance and determining the compensation of executive officers in accordance with those objectives;

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  approving employment agreements for executive officers;

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  approving and amending our incentive compensation and stock option programs (subject to shareholder approval if required);

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  approving any changes to nonequity based benefit plans involving a material financial commitment by us or State National Bank, recommending to the Board compensation for our directors and State National Bank's directors; and

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  evaluating annually our performance in relation to our Compensation Committee charter.

        Our Board of Directors has adopted a written charter for our Compensation Committee. The Compensation Committee is composed of three directors, Rick J. Calhoon, James A. Cardwell, and Mark G. Merlo. We believe that each of the Compensation Committee members, is independent under applicable rules and regulations of the Nasdaq National Market and applicable standards of independence prescribed for purposes of any federal securities, tax and other laws relating to the committee's duties and responsibilities, including Section 162(m) of the Internal Revenue Code. Mr. Cardwell serves as the Compensation Committee's Chairman. The Compensation Committee held three meetings during the fiscal year 2004.

  Corporate Governance and Nominating Committee

        Our Board will establish a Corporate Governance and Nominating Committee for the purpose of reviewing all Board-recommended and shareholder-recommended nominees, determining each nominee's qualifications and making a recommendation to the full Board as to which persons should be our Board's nominees. Our Board will adopt a written charter for the Corporate Governance and Nominating Committee. This Committee will be composed of directors the Board has determined are independent under applicable SEC and Nasdaq rules. The duties and responsibilities of the Corporate Governance and Nominating Committee will include:

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  identifying and recommending to our Board individuals qualified to become members of our Board and to fill vacant Board positions;

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  regularly reviewing issues and developments related to corporate governance and recommending corporate governance standards to the Board;

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  recommending to our Board the director nominees for the next annual meeting of shareholders;

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  recommending to our Board director committee assignments;

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  reviewing and evaluating succession planning for our Chief Executive Officer and other executive officers;

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  monitoring the continuing education program for our directors;

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  developing and recommending an annual self-evaluation process for our Board and its committees; and

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  evaluating annually the Corporate Governance and Nominating Committee charter and the Committee's performance.

        Our Board of Directors believes that it is necessary that the majority of our Board of Directors be comprised of independent directors and that it is desirable to have at least one audit committee financial expert serving on the Audit Committee. The Corporate Governance and Nominating Committee will consider these requirements when recommending Board nominees. Our Corporate Governance and Nominating Committee will utilize a variety of methods for identifying and evaluating nominees for director. Our Corporate Governance and Nominating Committee will regularly assess the appropriate size of the Board, and whether any vacancies on the Board are expected due to retirement or other circumstances. When considering potential director candidates, the Corporate Governance and Nominating Committee will also consider the candidate's character, judgment, age, skills, including financial literacy, and experience in the context of our needs, the needs of State National Bank and the existing directors. While the Corporate Governance and Nominating Committee will have the authority to do so, we have not, as of the date of this prospectus, paid any third party to assist us in identifying and evaluating Board nominees.

        Our Board of Directors has established a procedure whereby our shareholders can nominate potential director candidates. The Corporate Governance and Nominating Committee will consider director candidates recommended by our shareholders in a similar manner as those recommended by members of management or other directors, provided the shareholder submitting such nomination has complied with procedures set forth in our amended and restated bylaws. No candidate for election to our Board has been recommended within the preceding year by a beneficial owner of 5% or more of our common stock.

Committees of State National Bank

        State National Bank is managed through several committees comprised of members of State National Bank's Board of Directors and senior management, including: the Senior Loan Committee, the Trust Committee and the Asset/Liability Management Committee, each of which is described below.

  Senior Loan Committee

        State National Bank's Board of Directors is ultimately responsible for State National Bank's lending policies and procedures; however, commercial loans are approved under a system of officers and loan committee limits at State National Bank. The Senior Loan Committee reviews and approves all large relationships. Regional Officer Loan Committees review and approve smaller loans. Both of these committees meet on a weekly basis. All material loan activity is reviewed each month by our Board of Directors.

  Trust Committee

        The Trust Committee is responsible for overseeing all aspects of State National Bank's trust operations. The Trust Committee is made up of John Elliott, Tom C. Nichols, Don E. Cosby, F. James Volk, Jim Farley, and Toby Tripp, with Mr. Elliott serving as its Chairman. The Trust Committee meets as often as necessary, but at least quarterly. In 2004, the Trust Committee held 12 meetings.

  Asset/Liability Management Committee

        The Asset/Liability Management Committee is comprised of Tom C. Nichols, Don E. Cosby, F. James Volk, Ed McGee, Mark G. Merlo, Gary J. Fletcher, John Elliott, Ronald Simpson, George Ruth, Alan L. Lackey, Greg Cory and Edwin L. Schulz. The Asset/Liability Management Committee meets monthly, and is primarily responsible for:

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  development and control over the implementation of liquidity risk and market risk management policies;

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  review of interest rate and exchange rate movement, forecasts, and the development of State National Bank's strategy under specific market conditions; and

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  continued improvement of the overall asset/liability structure of State National Bank.

Compensation Committee Interlocks and Insider Participation

        During 2004, matters related to compensation and employee benefits were considered by our Compensation Committee. During 2004, our Compensation Committee was comprised of three directors, Rick J. Calhoon, James A. Cardwell, and Mark G. Merlo. With the exception of Don E. Cosby, who serves as an ex-officio, nonvoting member of our Compensation Committee, none of our executive officers serves as a member of the Compensation Committee of the board of any other company that has one or more executive officers serving as a member of our Board of Directors or the Compensation or Nominating and Governance Committees, and no such interlocking relationship existed during fiscal year 2004. As discussed below, Mr. Merlo is a Senior Vice President of Castle Creek Capital, LLC, an investment banking firm and our exclusive financial advisor in connection with any acquisition of or investment in other financial institutions, any financing or recapitalization transaction or any sale of our company or our material assets. See "Certain Relationship and Related Transactions" for additional information.

Executive Compensation

        The following table includes certain summary information concerning the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers, for services rendered in all capacities during the fiscal years ended December 31, 2004, 2003 and 2002.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Salary(1)	Bonus	Other Annual Compensation(2)	Securities Underlying Options
Tom C. Nichols Chairman of the Board, President and Chief Executive Officer	2004 2003 2002	$300,000 272,914 250,000	$90,000 60,000 40,000	$79,197 101,559 17,660	— — —
Don E. Cosby Executive Vice President, Chief Financial Officer, Secretary and Treasurer	2004 2003 2002	$200,000 186,453 175,000	$60,000 40,000 20,000	$34,499 51,174 8,848	— — —
F. James Volk Senior Vice President and Regional President	2004 2003 2002	$175,000 170,973 165,000	$60,000 40,000 30,000	$20,446 22,791 14,023	2,500 7,500 —
Alan L. Lackey Executive Vice President and Chief Credit Officer	2004 2003 2002	$146,003 138,505 135,000	$50,000 35,000 20,000	$10,819 11,801 4,130	2,500 5,000 15,000
Edwin L. Schulz Executive Vice President and Chief Operations Officer	2004 2003 2002	$126,808 121,816 116,500	$40,000 50,000 15,000	$13,925 14,723 6,439	2,500 2,500 7,500

(1)
Amounts shown do not include amounts expended by State National Bank pursuant to plans (including group life and health, moving expense reimbursement and employer 401(k) matching amounts) that do not discriminate in scope, terms or operation in favor of the executive officer and that are generally available to all salaried employees. Amounts also do not include amounts expended by State National Bank, which may have a value as a personal benefit to the named individual. The value of perquisites and such other personal benefits did not exceed the lesser of either $50,000 or 10% of the total annual salary and bonus for any individual named.

(2)
Other annual compensation includes the vested benefit in supplementary executive retirement plan, life insurance over $50,000, car allowance and country club dues.

Employment Agreements

        We are a party to employment agreements with Tom C. Nichols and Don E. Cosby, providing for their employment as our Chief Executive Officer and Chief Financial Officer, respectively. Both employment agreements were entered into on July 30, 1999 for an original term expiring July 1, 2002, and automatically renew for 18 month periods unless terminated by us or the employee 90 days prior to the renewal date. Both agreements automatically renewed on July 1, 2005 for another 18 month period. Under the terms of the employment agreements, Mr. Nichols will receive a base salary of $300,000 and Mr. Cosby will receive a base salary of $200,000, and they will participate in all of our benefit plans. In addition, the employment agreements provide that Mr. Nichols and Mr. Cosby will be reimbursed for all reasonable expenses incurred in the course of their duties. The employment agreements also provide that Mr. Nichols and Mr. Cosby are eligible to participate in the annual bonus pool as determined by our Board of Directors. If either Mr. Nichols or Mr. Cosby is terminated for any reason other than for Cause (as defined in the employment agreements), they will be entitled to receive a monetary award payable in one lump sum equal to 125% of their respective base salary plus bonus then multiplied by three. Other than the employment agreements described above, we do not have any other employment agreements with any of our directors or officers.

        To provide continuity with Mercantile Bank's management, we entered into four employment agreements with senior management with terms varying from 18 months to three years. In addition, to provide continuity with Heritage Financial Corporation's management, we intend to enter into five employment agreements with senior management with terms varying from six months to three years. The employment agreement with the presidents of Heritage Financial Corporation will provide for the issuance of options to purchase our common stock to such officers, participation in our employee benefits plans, and will require the officers to make certain nonsolicitation and noncompete covenants.

Supplemental Executive Retirement Plan

        We also have a Supplemental Executive Retirement Plan to provide additional benefits for certain key officers. Pursuant to the plan, we are obligated to pay each participant or his or her beneficiaries benefits at the participant's death or retirement. The estimated cost of the plan is being accrued over the period of active employment of the participants. We adopted this plan in 2002. As of March 31, 2005, $824,000 had been accrued as a liability for the plan. The amount charged to operations in 2004 was $308,000.

401(k) Plan

        All our full- and part-time employees over the age of 21 are eligible to participate in our 401(k) Plan after three months of employment. Subject to certain limitations imposed by federal tax laws, employees may contribute up to 100% of their salary (including commissions but excluding bonuses) per year. We contribute a safe-harbor matching contribution equal to 100% of the participants' first 3% of deferred compensation contribution. The next 2% of deferred compensation contribution is matched at 50% for a maximum match of 4%.

Health and Insurance Benefits

        Our full-time officers and employees are provided hospitalization and major medical insurance. We pay a substantial part of the premiums for these coverages. All insurance coverage under these plans is provided under group plans on generally the same basis to all of our full-time employees. Also, we provide other basic insurance coverage including dental, life, short-term disability and long-term disability insurance.

        In 1997 and 2000, we adopted collateral assignment Split Dollar Plan Agreements with Messrs. Nichols and Cosby, respectively. Under these Split Dollar Plan Agreements, the bank officer owns the life insurance policy on his life and we pay the premiums with an assignment by the bank officer to us of the policy proceeds payable at death sufficient to repay all of the premium payments that we have made on behalf of the bank officer. At March 31, 2005, the aggregate net premiums paid by us for the policies of Messrs. Nichols and Cosby were $173,000 and $64,000, respectively. Upon the death of the bank officer, we will recover from the death benefit under the policy an amount sufficient to cover our net premium outlay. Any residual death benefits amounts shall be paid to the beneficiary(ies) designated by the bank officer. If the policy is cancelled for any reason during the lifetime of a bank officer, only the portion of the cash surrender value equal to our net premium outlay shall be repaid to us and any excess shall be paid to the bank officer.

Stock Option Plan

        Our stock option plan provides for the granting of nonqualified stock options to our key employees or employees of State National Bank. A total of not more than 10% of our then current outstanding shares of common stock may be granted under our stock option plan (subject to adjustment in certain circumstances), and we may issue reacquired or unissued shares of our common stock upon the exercise of options to purchase our common stock.

        Our stock option plan provides that it is administered by a committee (currently our Compensation Committee), which consists of at least three directors appointed by our Board of Directors. The committee determines the recipient of each option grant and number of shares that are subject to each stock option granted.

        Each option grant is evidenced by an award agreement, which sets forth the number of shares of our common stock subject to the respective options, the exercise price which must equal the fair market value of a share of our common stock on the date of grant, and the vesting schedule that governs when the options to purchase our common stock become fully vested and exercisable. Unless otherwise provided in the award agreement, once an option to purchase our common stock becomes exercisable, it remains exercisable for the remainder of its term; provided, however, that in no event shall any option to purchase our common stock be exercisable after the date 10 years following the date of grant. Upon the termination of an optionee's employment (other than by cause, death or disability), such person's options to purchase our common stock may be exercised during the three month period following the date of such termination. In the event of the death or disability of an optionee, the options to purchase our common stock may be exercised by such person or his personal representative during the one year period following the date the optionee ceases to be our employee by reason of such death or disability. If the optionee's employment is terminated for cause any option to purchase our common stock then held by that employee will be forfeited.

        In the event of a change in control of our organization, all of the outstanding options to purchase our common stock will fully vest and become exercisable, and will either be adjusted in a manner our Board of Directors deems appropriate to reflect the change in control, converted into options to acquire stock of the corporation affecting the change in control or canceled in exchange for a cash payment equal to (a) the excess, if any, of (i) the fair market value of a share of our common stock, over (ii) the exercise price per share of our common stock subject to the option to purchase our common stock, multiplied by (b) the number of shares subject to such canceled option to purchase our common stock. For purposes of our stock option plan, a change in control means (i) a dissolution or liquidation of State National Bancshares; (ii) a merger or consolidation (unless the interests of our shareholders immediately prior to any such merger or consolidation are substantially identical to the interests of our shareholders immediately after such merger or consolidation; provided, however, that our Board of Directors, immediately prior to such merger or consolidation, may deem this parenthetical inapplicable); or (iii) a transaction in which any person becomes an owner of 50% or more of our voting stock (provided, however, that our Board of Directors, immediately prior to such transaction, may deem this clause (iii) inapplicable).

        Our Board of Directors may at any time terminate or from time to time amend or suspend our stock option plan; provided, however, that no such amendment may, without approval of our shareholders, except as provided in our stock option plan, (a) increase the aggregate number of shares of our common stock subject to which options may be granted under our stock option plan; (b) increase the maximum period during which options may be exercised; or (c) extend the effective period of our stock option plan. No option to purchase our common stock may be granted during any suspension of our stock option plan or after our stock option plan has been terminated, and no amendment, suspension or termination may, without an optionee's consent, alter or impair, other than as provided in our stock option plan and the optionee's award agreement, any of the rights or obligations under any option to purchase our common stock previously granted to such optionee under our stock option plan.

  Stock Option Grants in 2004

        The following table provides information concerning individual grants of stock options during calendar year 2004 to each of the named executive officers. Our stock option plan does not permit us to grant, and we have never granted any stock appreciation rights. Unless otherwise indicated, the exercise prices represent the fair market value of the common stock on the grant date.

        The amounts shown as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent certain assumed rates of appreciation in the value of our common stock. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future price of our common stock. The potential realizable value is calculated based on the five year term of the option at its time of grant. It is calculated based on the assumption that our common stock appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock. The amounts reflected in the table may not necessarily be achieved.

					Potential Realizable Value of Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal 2004(1)
Name			Exercise Price Per Share(1)	Expiration Date
					5%	10%
F. James Volk	2,500	1.05%	$21.00	7/15/2009	$14,505	$32,052
Alan L. Lackey	2,500	1.05	21.00	7/15/2009	14,505	32,052
Edwin L. Schulz	2,500	1.05	21.00	7/15/2009	14,505	32,052

(1)
Options to purchase 237,717 shares of our common stock were granted to our employees during the year ended December 31, 2004.

  Year End 2004 Option Values

        The following table provides information about stock options exercised in 2004 and options held as of December 31, 2004 by each of the named executive officers. No stock appreciation rights were exercised during 2004 and none were outstanding as of December 31, 2004. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold.

			Nature of Securities Underlying Unexercised Options at December 31, 2004(2)
					Value of Unexercised In-The-Money Options at December 31, 2004(2)(3)
Name	Shares Acquired on Exercise	Value Realized(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Tom C. Nichols	—	—	250,000	—	$1,875,000	$—
Don E. Cosby	—	—	70,000	—	520,000	—
F. James Volk	—	—	32,500	7,500	190,000	26,520
Alan L. Lackey	—	—	17,167	10,833	83,167	39,583
Edwin L. Schulz	—	—	10,833	6,667	57,333	22,917

(1)
The value realized for shares acquired on exercise was determined by subtracting the exercise price from the fair market value of the common stock on the exercise date multiplied by the number of shares acquired on exercise.

(2)
"Exercisable" refers to those options which were both exercisable and vested while "Unexercisable" refers to those options which were unvested.

(3)
Value is determined by subtracting the exercise price from the fair market value of our common stock as of December 31, 2004 ($21.00 per share based on fourth quarter 2004 stock trades) and multiplying by the number of shares underlying the options.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        Under Section 402 of the Sarbanes-Oxley Act of 2002, it is now unlawful for any issuer to extend, renew or arrange for the extension of credit in the form of a personal loan to or for any director or executive officer of that issuer. This prohibition does not apply to loans that were made on or prior to July 30, 2002, or certain types of loans described in Section 402 that are:

  •
  made available by the issuer in the ordinary course of the issuer's consumer credit business;

  •
  of a type generally made available by such issuer to the public; and

  •
  made by the issuer on market terms, or terms that are no more favorable than those offered by the issuer to the general public.

        Section 402 also does not apply to loans by an insured depository institution, if the loan is subject to the insider lending restrictions of Section 22(h) of the Federal Reserve Act or the Federal Reserve's Regulation O.

        Certain of our officers, directors and principal shareholders and their affiliates have had transactions with State National Bank, including borrowings and investments in certificates of deposit. Our management believes that all such loans and investments have been and will continue to be made in the ordinary course of business of State National Bank on substantially the same terms, including interest rates paid and collateral required, as those prevailing at the time for comparable transactions with unaffiliated persons, and do not involve more than the normal risk of collectibles or present other features unfavorable to us. Therefore, we believe that all of these transactions comply with Section 402 of the Sarbanes-Oxley Act or have been made pursuant to a valid exception from Section 402 of the Sarbanes-Oxley Act. As of March 31, 2005, the aggregate amount of all loans outstanding which individually exceed $60,000 to our executive officers and directors, members of their immediate families and the firms and corporations in which they have at least a 10.0% beneficial interest was approximately $543,000.

        As discussed above, in 1997 and 2000, we adopted collateral assignment Split Dollar Plan Agreements with Messrs. Nichols and Cosby, respectively. Section 402 of the Sarbanes-Oxley Act prohibits a direct or indirect extension of credit from a publicly traded company or its subsidiary to any of its directors or executive officers. The Sarbanes-Oxley Act provides that an extension of credit maintained on the date of enactment of the Sarbanes-Oxley Act will be "grandfathered" and will not be subject to Section 402, so long as there is no material modification to any term of any such extension of credit. The ongoing payment of premiums by us, which are repaid to us from the proceeds of the policy on the death of the executive as set forth in the policy, may be considered a loan for purposes of the Sarbanes-Oxley Act. However, the Split Dollar Plan Agreements do not permit us to unilaterally discontinue the payment of premiums on the policies. On the basis of these facts, we believe that to the extent that the split dollar arrangements may be considered loans, the arrangements are grandfathered under the Sarbanes-Oxley Act and are not prohibited. See "Management—Health and Insurance Benefits" for additional information.

        Castle Creek Capital, LLC, the general partner of three private equity funds (Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP, and Castle Creek Capital Partners Fund IIb, LP), and Castle Creek Financial, LLC, a registered broker-dealer, combine to form a San Diego-based merchant bank dedicated to investing in companies operating within the financial services industry.

        Since its inception, Castle Creek Capital, LLC has utilized the financial resources of its three private equity funds to provide expansion capital for its portfolio of companies. Castle Creek Financial, LLC has also acted as financial advisor to its portfolio companies on mergers and acquisitions.

        Castle Creek Capital, LLC's general partners have operating agreements that require the sharing of certain fees originated by Castle Creek Financial, LLC. Those fees are shared based upon a percentage of ownership that each fund has in a portfolio company from which a fee is generated by Castle Creek Financial, LLC.

        On May 19, 1999, we entered into an agreement with Castle Creek Financial, LLC, under which it agreed to act as our exclusive financial advisor in connection with any acquisition of or investment in other financial institutions, any financing or recapitalization transaction or any sale of our company or our material assets. Under the advisory agreement, Castle Creek Financial, LLC is paid a quarterly fee of $9,000 and additional fees if we acquire or invest in other financial institutions, if we engage in a financing or recapitalization or if we are sold. If we acquire or invest in other financial institutions, the fee owed to Castle Creek Financial, LLC generally equals 1% of the transaction value up to $20.0 million and 0.75% of the transaction value in excess of $20.0 million. Pursuant to the Heritage Financial Corporation transaction, we will pay Castle Creek Financial, LLC a fee that equals approximately $451,000. If we engage in a financing or recapitalization, the advisory agreement requires us to negotiate in good faith with Castle Creek Financial, LLC in order to agree upon acceptable compensation in consideration of its services. The arrangement with Castle Creek Financial, LLC is not applicable to this transaction, however, and no fee will be paid to Castle Creek Financial, LLC in connection with this transaction. If we are sold, Castle Creek Financial, LLC will be generally entitled to a fee of 1.5% of the transaction value.

        Castle Creek Capital, LLC manages Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP, and Castle Creek Capital Partners Fund IIb, LP. Castle Creek Capital, LLC is controlled by John M. Eggemeyer and beneficially owned approximately 25.9% of our common stock as of March 31, 2005. Mark G. Merlo, a Senior Vice President of Castle Creek Capital, LLC and Castle Creek Financial, LLC, is a member of our Board of Directors.

        In May 13, 2004, we engaged Castle Creek Financial, LLC as our financial advisor to provide advice on certain financial matters in conjunction with our efforts to sell 900,000 shares of our common stock in a private placement transaction to certain accredited investors. All of the net proceeds of this offering, $17.9 million, were used to fund our acquisition of Mercantile Bank Texas. Pursuant to our engagement with Castle Creek Financial, LLC, we paid Castle Creek Financial, LLC a fee equal to 5.0% of the aggregate purchase price of the common stock sold in the offering or $945,000. We also reimbursed expenses of Castle Creek Financial, LLC in conjunction with its services in the aggregate amount of $33,000.

BENEFICIAL STOCK OWNERSHIP BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

        The following table sets forth information regarding beneficial ownership of our common stock as of March 31, 2005 by (1) each shareholder known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, (2) each of our directors, (3) each of our named executive officers and (4) all of our directors and named executive officers as a group.

        Beneficial ownership is determined according to the rules of the SEC and generally includes any shares over which a person possesses sole or shared voting or investment power and options that are currently exercisable or exercisable within 60 days. Each director, officer or 5% or more shareholder, as the case may be, has furnished to us information with respect to beneficial ownership. Except as otherwise indicated in the footnotes to this table, we believe that the beneficial owners of common stock listed below, based on information each of them has provided to us, have sole investment and voting power with respect to their shares.

        The table lists applicable percentage ownership based on 10,054,915 shares of common stock outstanding as of March 31, 2005, and also lists applicable percentage ownership based on                        shares of common stock outstanding after the completion of this offering. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2005 are deemed outstanding for the purpose of calculating the percentage ownership of the person holding these options, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person. Unless otherwise noted, the address for each shareholder listed below is: c/o State National Bancshares, Inc., 4500 Mercantile Plaza Drive, Suite 300, Fort Worth, Texas 76137.

	Shares Beneficially Owned Prior to the Offering		Shares to be Beneficially Owned After the Offering
Name of Beneficial Owners
	Number	Percentage	Number	Percentage
Greater than 5% shareholders:
Castle Creek Funds(1) 6051 El Tordo Rancho Santa Fe, California 92067	2,599,018	25.85%			%
Franklin Templeton 51 John F. Kennedy Parkway Short Hills, NJ 07078-2702	1,882,936	18.73%			%
Directors and named executive officers:
Rick J. Calhoon(2)	212,346	2.11%			%
James A. Cardwell	210,288	2.09%			%
Don E. Cosby(3)	110,000	1.09%			%
Gary J. Fletcher	52,122	*			%
Alan L. Lackey(4)	36,767	*			%
Mark G. Merlo	15,355	*			%
Tom C. Nichols(5)	501,834	4.87%			%
Edwin L. Schulz(6)	21,017	*			%
Ben B. Stribling(7)	76,078	*			%
F. James Volk(8)	125,623	1.25%			%
All directors and executive officers as a group (10 persons)	1,361,430	13.41%			%

*
Indicates beneficial ownership of less than 1.0%.

(1)
Includes shares held by Castle Creek Capital Partners Fund I, LP, Castle Creek Capital Partners Fund IIa, LP, and Castle Creek Capital Partners Fund IIb, LP.

(2)
Includes 99,000 shares held in trusts for children, 56,030 held by Pruet Oil and 56,000 held by PPI, Inc.

(3)
Includes 70,000 shares issuable pursuant to stock options that are exercisable within 60 days.

(4)
Includes 17,167 shares issuable pursuant to stock options that are exercisable within 60 days.

(5)
Includes 1,023 shares owned by spouse, 8,000 shares owned by children and 250,000 shares issuable pursuant to stock options that are exercisable within 60 days.

(6)
Includes 10,833 shares issuable pursuant to stock options that are exercisable within 60 days.

(7)
Includes 35,000 shares held by Stribling Family Trust, 10,000 shares held by Karen Stribling Special Trust and 10,000 shares held by Stribling Corp.

(8)
Includes 32,500 shares issuable pursuant to stock options that are exercisable within 60 days.

SUPERVISION AND REGULATION

        This following is a summary description of the relevant laws, rules and regulations governing banks and bank holding companies. The descriptions of, and references to, the statutes and regulations below are brief summaries and do not purport to be complete. The descriptions are qualified in their entirety by reference to the specific statutes and regulations discussed.

General

        The supervision and regulation of bank holding companies and their subsidiaries are intended primarily for the protection of depositors, the deposit insurance funds of the FDIC and the banking system as a whole, and not for the protection of the bank holding company shareholders or creditors. The banking agencies have broad enforcement power over bank holding companies and banks, including the power to impose substantial fines and other penalties for violations of laws and regulations.

        Various legislation and proposals to overhaul the bank regulatory system and limit the investments that a depository institution may make with insured funds are from time to time introduced in Congress. Such legislation may change banking statutes and our operating environment and that of our banking subsidiary in substantial and unpredictable ways.

State National Bancshares and State National Bancshares of Delaware

        We are a bank holding company registered under the Bank Holding Company Act and are subject to supervision, regulation and examination by the Federal Reserve Board. State National Bancshares of Delaware is also a bank holding company registered under the Bank Holding Company Act and is equally subject to the supervision, regulation, and examination by the Federal Reserve Board. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. In addition, we and State National Bancshares of Delaware file reports with the Federal Reserve Board and provide additional information as requested. We are also subject to annual examinations.

  Regulatory Restrictions on Dividends; Source of Strength

        We are regarded as a legal entity separate and distinct from our subsidiaries. The principal source of our revenues will be dividends received from State National Bank. Various federal and state statutory provisions limit the amount of dividends State National Bank can pay to us without regulatory approval. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not declare a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

        Under Federal Reserve Board policy, a bank holding company is expected to act as a source of financial and managerial strength to each of its banking subsidiaries and commit resources to their support. Such support may be required at times when, absent this Federal Reserve Board policy, a holding company may not be inclined to provide it. A bank holding company's failure to meet these obligations generally will be considered by the Federal Reserve Board to be an unsafe and unsound banking practice or a violation of Federal Reserve Board regulations, or both. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.

  Gramm-Leach Bliley Act; Financial Holding Companies

        The Financial Services Modernization Act of 1999, or the Gramm-Leach-Bliley Act, revised and expanded the provisions of the Bank Holding Company Act by including provisions that permit a bank holding company to elect to become a financial holding company and therefore become eligible to engage in a broader range of activities that are "financial in nature." The qualification requirements and the process for a bank holding company that elects to be treated as a financial holding company requires that all of the subsidiary banks controlled by the bank holding company at the time of election to become a financial holding company must be and remain at all times "well-capitalized" and "well managed."

        The bank holding company must have also achieved at least a rating of "satisfactory record of meeting community credit needs" under the Community Reinvestment Act during the institution's most recent examination. A bank holding company that is not also a financial holding company can only engage in banking and such other activities that were determined by the Federal Reserve Board to be so closely related to banking or managing or controlling banks as to be a proper incident thereto at the time that the Gramm-Leach-Bliley Act was adopted by Congress. We have not yet made an election to become a financial holding company, but we may do so at some time in the future.

        Financial holding companies may engage, directly or indirectly, in any activity that is determined to be:

  •
  financial in nature;

  •
  incidental to such financial activity; or

  •
  complementary to a financial activity provided it "does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally."

        Under the regulations implementing the Gramm-Leach-Bliley Act, activities that are financial in nature include securities underwriting, dealing and market making, securitizing assets, sponsoring mutual funds and investment companies, engaging in insurance underwriting and brokerage activities and investing (without providing routine management) in companies engaged in nonfinancial activities. In addition, the Gramm-Leach-Bliley Act specifically gives the Federal Reserve Board the authority, by regulation or order, to expand the list of "financial" or "incidental" activities, after consultation with the U.S. Treasury Department.

  Privacy Policies

        Under the Gramm-Leach-Bliley Act, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer's request and establish procedures and practices to protect customer data from unauthorized access. We and all of our subsidiaries have established policies and procedures to assure our compliance with all privacy provisions of the Gramm-Leach-Bliley Act. In addition, the Fair and Accurate Credit Transactions Act of 2003, or the FACT Act, affects national credit reporting standards and permits consumers, including our customers, to opt out of information-sharing for marketing purposes among affiliated companies. The FACT Act requires banks to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve and the Federal Trade Commission have extensive rulemaking authority under the FACT Act, and we are subject to these provisions.

  Safe and Sound Banking Practices

        Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve Board has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution.

  Capital Adequacy Requirements

        The Federal Reserve Board has adopted a system using risk-based capital guidelines to evaluate the capital adequacy of bank holding companies having $150 million or more in assets on a consolidated basis. We currently have consolidated assets in excess of $150 million, and are therefore subject to the Federal Reserve Board's capital adequacy guidelines.

        Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These weights range from 0.0% for assets with low credit risk, such as cash, to 100.0% for assets with higher credit risk, such as business loans. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. Risk-based capital ratios are obtained by dividing Tier 1 capital and total qualifying capital (Tier 1 capital and a limited amount of Tier 2 capital) by total risk-adjusted assets and off-balance-sheet items. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital includes a limited amount of the allowance for loan and lease losses and certain other instruments that have some characteristics of equity. Inclusion of elements of Tier 2 capital as qualifying capital, however, is subject to certain other requirements and limitations of the federal banking regulatory agencies. The Federal Reserve currently requires a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance-sheet items of 4.0% and a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance-sheet items of 8.0%. To be considered "well-capitalized," a bank holding company must maintain, on a consolidated basis, (i) a Tier 1 risk-based capital ratio of at least 6.0%, and (ii) a total risk-based capital ratio of 10.0% or greater. As of March 31, 2005, our Tier 1 risk-based capital ratio was 11.13% and our total risk-based capital ratio was 12.21%. Thus, we are considered "well-capitalized" for regulatory purposes.

        In addition to the risk-based capital guidelines, the Federal Reserve Board uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company's Tier 1 capital divided by its average total consolidated assets. Certain highly-rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%. As of March 31, 2005, our leverage ratio was 9.36%.

        The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve Board guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets.

  Imposition of Liability for Undercapitalized Subsidiaries

        Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

        The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

        In addition, the federal banking regulatory agencies may treat an institution deemed well-capitalized, adequately capitalized or undercapitalized as being in the next lower capital category if such agency, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment.

  Acquisitions by Bank Holding Companies

        The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

        The Bank Holding Company Act generally prohibits a bank holding company from acquiring or retaining, directly or indirectly, ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company, or from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. There are exceptions to these prohibitions for certain nonbank activities that have been identified as activities closely related to the business of banking. Activities determined to be closely related to banking include brokerage services, investment advisory services, fiduciary services and certain data processing services.

  Control Acquisitions

        The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Control is conclusively presumed to exist if a person or entity acquires 25% or more of the outstanding shares of any class of voting stock of the bank holding company or insured depository institution. In addition, control is rebuttably presumed to exist if a person or entity acquires 10% or more but less than 25% of voting stock and either the issuer has a class of registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person or entity will own, control or hold the power to vote a greater percentage of such stock immediately following the transaction. Castle Creek Capital, LLC beneficially owned approximately 25.9% of our common stock as of March 31, 2005 and sought the nonobjection of the Federal Reserve Board in 1998 to acquire control of our organization.

  Cross-guarantees

        Under the Federal Deposit Insurance Act, or FDIA, a depository institution, the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or a receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance. State National Bank is currently the only FDIC-insured depository institution subsidiary of State National Bancshares. In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank's cross-guarantee liability with respect to commonly controlled insured depository institutions.

  Anti-Money Laundering and Anti-Terrorism Legislation

        Congress enacted the Bank Secrecy Act of 1970, or the BSA, to require financial institutions, including us and State National Bank, to maintain certain records and to report certain transactions to prevent such institutions from being used to hide money derived from criminal activity and tax evasion. The BSA establishes, among other things, (a) record keeping requirements to assist government enforcement agencies in tracing financial transactions and flow of funds; (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports) to assist government enforcement agencies in detecting patterns of criminal activity; (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the BSA and its implementing regulations; and (d) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.

        Title III of the USA PATRIOT Act amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Among other things, the USA PATRIOT Act requires all financial institutions, including us and State National Bank, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the Gramm-Leach-Bliley Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign "shell" banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA PATRIOT Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution. We and our affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act, and they engage in very few transactions of any kind with foreign financial institutions or foreign persons.

        The Department of the Treasury's Office of Foreign Asset Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions, including us and State National Bank, must scrutinize transactions to ensure that they do not represent obligations of, or ownership interests in, entities owned or controlled by sanctioned targets. In addition, we and State National Bank restrict transactions with certain targeted countries except as permitted by OFAC.

State National Bank

        State National Bank is subject to extensive regulation and examination by the Office of the Comptroller of the Currency and the FDIC, which insures its deposits to the maximum extent permitted by law, and is subject to certain Federal Reserve Board regulations of transactions with its affiliates. The federal laws and regulations which are applicable to State National Bank, regulate, among other things, the scope of its business, its investments, its reserves against deposits, the timing of the availability of deposited funds and the nature and amount of and collateral for certain loans. In addition to the impact of such regulations, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

  Transactions with Affiliates

        Transactions between State National Bank and any of its affiliates are governed by sections 23A and 23B of the Federal Reserve Act. Sections 23A and 23B as well as the implementing regulations adopted by the Federal Reserve restrict extensions of credit to affiliates, investments in securities issued by affiliates and the use of affiliates' securities as collateral for loans to any borrower. These laws and regulations may limit our ability to obtain funds from subsidiary banks or affiliates for its cash needs, including funds for payment of dividends, interest and operational expenses

  Insider Credit Transactions

        Banks also are subject to certain restrictions regarding extensions of credit to executive officers, directors or principal shareholders of a bank and its affiliates or to any related interests of such persons (i.e., insiders). All extensions of credit to insiders must be made on substantially the same terms and pursuant to the same credit underwriting procedures as are applicable to comparable transactions with persons who are neither insiders nor employees, and must not involve more than the normal risk of repayment or present other unfavorable features. Insider loans also are subject to certain lending limits, restrictions on overdrafts to insiders and requirements for prior approval by State National Bank's board of directors.

  Dividends

        The ability of national banks, including State National Bank, to pay dividends is restricted by the National Bank Act of 1864 and the regulations and policies of the Office of the Comptroller of the Currency, or the OCC. These provisions generally require the payment of dividends from a bank's undivided profits. In addition, the prior approval of the OCC is required if the total dividend paid by a national bank in any calendar year exceeds the total of its current net income and retained net income from the two preceding years, less any required transfers to capital surplus. Moreover, the FDIA and the FDIC regulations restrict the payment of dividends when a bank is undercapitalized, the bank has failed to pay insurance assessments or when the bank presents safety and soundness concerns.

  Capital Requirements

        State National Bank is also subject to certain restrictions on the payment of dividends as a result of the requirement that it maintain adequate levels of capital in accordance with guidelines promulgated from time to time by applicable regulators.

        The OCC monitors the capital adequacy of State National Bank by using a combination of risk-based guidelines and leverage ratios. The agency considers the bank's capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of individual banks and the banking system. Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These weights range from 0.0% for assets with low credit risk, such as cash, to 100.0% for assets with higher credit risk, such as business loans. These risk weights are multiplied by corresponding asset balances to determine a "risk-weighted" asset base. Risk-based capital ratios are obtained by dividing Tier 1 capital and total qualifying capital (Tier 1 capital and a limited amount of Tier 2 capital) by total risk-adjusted assets and off-balance-sheet items. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most intangible assets. Tier 2 capital includes a limited amount of the allowance for loan and lease losses and certain other instruments that have some characteristics of equity. Inclusion of elements of Tier 2 capital as qualifying capital, however, is subject to certain other requirements and limitations of the federal banking regulatory agencies.

        Under the regulatory capital guidelines, State National Bank must maintain a total risk-based capital to risk-weighted assets ratio of at least 8.0%, a Tier 1 capital to risk-weighted assets ratio of at least 4.0%, and a Tier 1 capital to adjusted total assets ratio of at least 4.0% (3.0% for banks receiving the highest examination rating) to be considered adequately capitalized. As of March 31, 2005, State National Bank had a total risk-based capital to risk-weighted assets ratio of 12.21%, a Tier 1 capital to risk-weighted assets ratio of 11.13%, and a Tier 1 capital to adjusted total assets ratio of 9.36%. See "The FDIC Improvement Act" for further information.

  The FDIC Improvement Act

        The Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, instituted a number of reforms addressing the safety and soundness of the deposit insurance system, supervision of domestic and foreign depository institutions, and improvement of accounting standards. This statute also limited deposit insurance coverage, implemented changes in consumer protection laws and provided for least-cost resolution and prompt regulatory action with regard to troubled institutions.

        FDICIA also places certain restrictions on activities of banks depending on their level of capital. FDICIA divides banks into five different categories, depending on their level of capital. Under regulations adopted by the FDIC, a bank is deemed to be "well-capitalized" if it has a total Risk-Based Capital Ratio of 10.0% or more, a Tier 1 Capital Ratio of 6.0% or more and a Leverage Ratio of 5.0% or more, and the bank is not subject to an order or capital directive to meet and maintain a certain capital level. In addition, the FDIC has the ability to downgrade a bank's classification (but not to "critically undercapitalized") based on other considerations even if the bank meets the capital guidelines. According to these guidelines, currently and on a pro forma basis after the offering, State National Bank was classified as "well-capitalized" as of March 31, 2005.

        In addition, if a bank is classified as undercapitalized, it is required to submit a capital restoration plan to the federal banking regulators. Pursuant to FDICIA, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch, except under certain circumstances, including the acceptance by the federal banking regulators of a capital restoration plan for the bank.

        Furthermore, if a bank is classified as undercapitalized, the federal banking regulators may take certain actions to correct the capital position of the bank; if a bank is classified as significantly undercapitalized or critically undercapitalized, the federal banking regulators would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring: sales of new securities to bolster capital, improvements in management, limits on interest rates paid, prohibitions on transactions with affiliates, termination of certain risky activities and restrictions on compensation paid to executive officers. If a bank is classified as critically undercapitalized, FDICIA requires the bank to be placed into conservatorship or receivership within 90 days, unless the federal banking regulators determines that other action would better achieve the purposes of FDICIA regarding prompt corrective action with respect to undercapitalized banks.

        The capital classification of a bank affects the frequency of examinations of the bank and impacts the ability of the bank to engage in certain activities and affects the deposit insurance premiums paid by such bank. Under FDICIA, the federal banking regulators generally are required to conduct a full-scope, on-site examination of every bank at least once every 12 months.

  FDIC Deposit Insurance Assessments

        Under FDICIA, the FDIC is authorized to assess insurance premiums on a bank's deposits at a variable rate depending on the probability that the deposit insurance fund will incur a loss with respect to the bank. The FDIC has issued regulations for a transitional risk-based deposit assessment that determines the deposit insurance assessment rates on the basis of the bank's capital classification and supervisory evaluations. Premiums are assessed based on a matrix of these categories and ranged from $0.00 to $0.27 per $100 of deposits.

        The FDIC may terminate the deposit insurance of any insured depository institution, including State National Bank, if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of State National Bank's deposit insurance.

  Community Reinvestment Act

        Under the Community Reinvestment Act, or CRA, as implemented by the Congress in 1977, a financial institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires federal examiners, in connection with the examination of a financial institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. State National Bancshares has a Compliance Committee, which oversees the planning of products, and services offered to the community, especially those aimed to serve low and moderate income communities. The OCC rated State National Bank as "satisfactory" in meeting community credit needs under the CRA at its most recent examination for CRA performance.

  Consumer Laws and Regulations

        In addition to the laws and regulations discussed herein, State National Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act, and the Federal Trade Commission Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. State National Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of its ongoing customer relations.

  Check Clearing for the 21st Century Act

        On October 28, 2003, President Bush signed into law the Check Clearing for the 21st Century Act, also known as Check 21. The new law, which was effective October 28, 2004, gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

  •
  allowing check truncation without making it mandatory;

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  demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;

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  legalizing substitutions for and replacements of paper checks without agreement from consumers;

  •
  retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;

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  requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and

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  requiring recrediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

        This new legislation will likely affect bank capital spending as many financial institutions assess whether technological or operational changes are necessary to stay competitive and take advantage of the new opportunities presented by Check 21.

  Interstate Branching

        Effective June 1, 1997, the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 amended the FDIA and certain other statutes to permit state and national banks with different home states to merge across state lines, with approval of the appropriate federal banking agency, unless the home state of a participating bank had passed legislation prior to May 31, 1997 expressly prohibiting interstate mergers. Under the Riegle-Neal Act amendments, once a state or national bank has established branches in a state, that bank may establish and acquire additional branches at any location in the state at which any bank involved in the interstate merger transaction could have established or acquired branches under applicable federal or state law. If a state opts out of interstate branching within the specified time period, no bank in any other state may establish a branch in the state which has opted out, whether through an acquisition or de novo. State National Bank currently has branches in Texas and New Mexico.

  Mortgage Banking Operations

        State National Bank is subject to the rules and regulations of FHA, VA, FNMA, FHLMC and GNMA with respect to originating, processing, selling and servicing mortgage loans and the issuance and sale of mortgage-backed securities. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines which include provisions for inspections and appraisals, require credit reports on prospective borrowers and fix maximum loan amounts, and, with respect to VA loans, fix maximum interest rates. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act and the Real Estate Settlement Procedures Act and the regulations promulgated thereunder which, among other things, prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. State National Bank is also subject to regulation by the Office of the

Comptroller of the Currency, with respect to, among other things, the establishment of maximum origination fees on certain types of mortgage loan products.

Future Legislation and Economic Policy

        Our management and the management of State National Bank cannot predict what other legislation or economic and monetary policies of the various regulatory authorities might be enacted or adopted or what other regulations might be adopted or the effects thereof. Future legislation and policies and the effects thereof might have a significant influence on overall growth and distribution of loans, investments and deposits and affect interest rates charged on loans or paid from time and savings deposits. Such legislation and policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.

DESCRIPTION OF STATE NATIONAL BANCSHARES CAPITAL STOCK

General

        The following discussion summarizes some of the important rights of our shareholders. This discussion does not purport to be a complete description of these rights and may not contain all of the information regarding our stock that is important to you. These rights can be determined in full only by reference to federal and state banking laws and regulations, the Texas Business Corporation Act and the amended and restated articles of incorporation and amended and restated bylaws of State National Bancshares. We have filed these organizational documents as exhibits to the registration statement of which this prospectus is a part.

Common Stock

        Our authorized capital stock consists of 40,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share. As of March 31, 2005, there were 10,054,915 shares of our common stock outstanding, held by approximately 461 shareholders of record, and no shares of our preferred stock are outstanding. As of March 31, 2005, 817,950 shares of our common stock were issuable pursuant to options granted under our existing stock option plan.

        The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Our amended and restated articles of incorporation expressly prohibit cumulative voting. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock. Our Board of Directors is authorized to issue preferred stock with voting and conversion rights which could adversely affect the voting power of the common shareholders without shareholder approval.

        If we are liquidated or dissolved or distribute all of our assets, then after the preferential rights of holders of our preferred stock are satisfied, the holders of our common stock will share ratably in our assets that are legally available for distribution. Our common stock:

  •
  is not redeemable;

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  is not convertible for other shares of our capital stock;

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  is not subject to a sinking fund; and

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  does not have any preemptive rights to subscribe for other shares issued by us.

        The holders of our common stock are entitled to receive dividends on an equal per share basis when, as and if declared by the Board of Directors out of legally available funds. State National Bank acts as the transfer agent, registrar and dividend disbursement agent for our common stock.

Preferred Stock

        Our amended and restated articles of incorporation authorize our Board of Directors to provide for the issuance of preferred stock in one or more series. As of the date of this prospectus, no shares of our preferred stock were issued and outstanding. Our Board of Directors may establish by resolution the terms of any newly created series of preferred stock. Terms that may be established include:

  •
  the designation of the series and the number of shares to constitute such series;

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  whether the shares of such series will have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be full or limited;

  •
  the dividends, if any, payable on such series, and at what rates;

  •
  whether any dividends on the series will be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends will be payable, the preference or relation which such dividends will bear to the dividends payable on any shares of stock of any other class or any other series of preferred stock;

  •
  whether the shares of such series will be subject to our redemption, and, if so, the times, prices, and other terms and conditions of the redemption;

  •
  the amounts payable on shares of such series upon, and the rights of the holders of such series in, our voluntary or involuntary liquidation, dissolution or winding up of the corporation;

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  whether the shares of the series will be subject to the operation of a retirement or sinking fund, and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

  •
  whether the shares of the series will be convertible into, or exchangeable for, shares of any other class or series of our capital stock and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the price, and any other terms of conversion or exchange;

  •
  the limitations and restrictions, if any, to be effective while any shares of the series are outstanding upon the payment of dividends or the making of other distributions on, and upon our purchase, redemption, or other acquisition of our common shares, or any other class or series of our capital stock;

  •
  the conditions or restrictions, if any, upon the creation of our indebtedness or upon our issue of any additional stock, including additional shares of any series or class of our capital stock; and

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  any other powers, preferences, and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

        The holders of our common stock may be adversely affected by future issuances of shares of our preferred stock, because preferred stock issued in the future may be designated with special rights or preferences superior to those of our common stock as to dividends, liquidation rights and voting rights. For example, our Board of Directors could designate a new class of preferred stock with a separate class right to approve a merger or sale of substantially all of our assets or other matters. Consequently, the issuance of preferred stock may have the effect of delaying or preventing a change in control of State National Bancshares. See "Risk Factors," beginning on page    .

Junior Subordinated Debentures; Trust Preferred Securities

        We have raised additional capital through the issuance of floating rate junior subordinated debentures in connection with trust preferred securities issuances by various statutory trust subsidiaries. The interest payments on the trust preferred securities and related junior subordinated debentures are currently expected to be funded by dividends paid to us by State National Bank. Our principal and interest payments on the junior subordinated debentures are in a superior position to the liquidation rights of holders of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition as of and for the Three Months Ended March 31, 2005—Borrowings—Guaranteed Preferred Beneficial Interest in the Company's Subordinated Debentures" for additional information.

Certain Anti-takeover Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws

        Our amended and restated articles of incorporation and amended and restated bylaws contain provisions which may prevent, discourage or delay any change in the control of State National Bancshares and may make it more difficult to remove a member of the Board of Directors or management. These provisions include:

  Blank Check Preferred Stock

        Our Board of Directors has the authority to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change in control or takeover of State National Bancshares.

  Vacancies on the Board of Directors

        Our amended and restated bylaws provide that any vacancy occurring in the Board of Directors, including an increase in the number of authorized directors, may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the entire Board of Directors. However, the Board of Directors may not fill more than two openings on the Board resulting from an increase in the number of directors during the period between any two successive annual meetings of shareholders. A director elected to fill a vacancy will serve for the remainder of the term to which the director has been elected and until the director's successor has been elected and qualified.

  Amendment of Articles of Incorporation and Bylaws

        Our amended and restated articles of incorporation may be amended by the affirmative vote of two-thirds of our capital stock then outstanding and entitled to vote. Our amended and restated articles of incorporation and amended and restated bylaws provide that our amended and restated bylaws may be amended by our Board of Directors or at any annual or special meeting (notice of such purpose must be given before such meeting) of our shareholders in the manner provided in the Texas Business Corporation Act, which requires the affirmative vote of a majority of the outstanding shares of voting capital stock present in person or by proxy at a meeting at which a quorum is present.

  Advance Notice of Shareholder Proposals and Nomination

        Any one or more of our shareholders may nominate one or more persons for election as a director of us or propose business to be conducted at a meeting of shareholders if the shareholder complies with the prior notice and information provisions in our amended and restated bylaws.

        In order for a director nomination or other business proposal to be timely brought before an annual meeting of shareholders, a shareholder's notice must be received by our Corporate Secretary at our principal executive office no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the date on which we first mailed proxy materials for the prior year's annual meeting of shareholders; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the shareholder must be delivered not later than the close of business on the 10th day following the day on which public announcement of the date of the meeting is first made.

        The shareholder's notice must contain the following information:

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  As to a nomination for director, (i) description of all arrangements or understandings between the shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made and (ii) as to each person whom the shareholder proposed to nominate, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

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  As to any other business the shareholder proposes to bring before the meeting, a brief description of such business, the reasons for conducting such business at the meeting, a description of all arrangements or understandings between the shareholder and any other person or persons in connection with the proposal, and any material interest of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made;

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  The name and address of the shareholder and beneficial owner, if any, as they appear on our books;

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  The class and number of shares owned beneficially and of record by the shareholder and beneficial owner; and

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  A representation that the shareholder intends to appear in person or by proxy at the meeting to make or bring the nomination or proposal.

        For special meetings of shareholders, only business set forth in the notice of such meeting may be conducted at the meeting. However, where directors will be elected at the special meeting, shareholders may nominate persons for election to the Board by following the notice procedures described above, except that such notice will be deemed to be timely if it is received by the Corporate Secretary not earlier than the 120th day prior to the special meeting and not later than the close of business on the 10th day on which the date of the public meeting is publicly announced.

  Texas Business Combination Law

        We are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the Texas Business Corporation Act), which provide that a Texas corporation such as us may not engage in certain business combinations, including mergers, consolidations and asset sales, with a person or an affiliate or associate of such person, who is an "Affiliated Shareholder" (generally defined as the holder of 20% or more of the corporation's voting shares) for a period of three years from the date such person became an Affiliated Shareholder unless: (1) the business combination or purchase or acquisition of shares made by the Affiliated Shareholder was approved by the board of directors of the corporation before the Affiliated Shareholder became an Affiliated Shareholder or (2) the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the Affiliated Shareholder, at a meeting of the shareholders called for that purpose (and not by written consent), not less than six months after the Affiliated Shareholder became an Affiliated Shareholder.

        The Texas Business Combination Law is not applicable to:

  •
  the business combination of a corporation:

  (a)
  where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

  (b)
  that adopts an amendment to its charter or bylaws before December 31, 1997, expressly electing not to be governed by the Texas Business Combination Law; or

  (c)
  that adopts as amendment to its charter or bylaws after December 31, 1997, by the affirmative vote of the holders, other than Affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law;

  •
  a business combination of a corporation with an Affiliated Shareholder that became an Affiliated Shareholder inadvertently, if the Affiliated Shareholder:

  (a)
  as soon as practicable divests itself of enough shares to no longer be an Affiliated Shareholder; and

  (b)
  would not at any time within the three year period preceding the announcement of the business combination have been an Affiliated Shareholder but for the inadvertent acquisition;

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  a business combination with an Affiliated Shareholder that was the beneficial owner of 20% or more of the outstanding voting shares of the corporation on December 1, 1996, and continuously until the announcement date of the business combination;

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  a business combination with an Affiliated Shareholder who became an Affiliated Shareholder through a transfer of shares of the corporation by will or intestate succession and continuously was such an Affiliated Shareholder until the announcement date of the business combination; and

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  a business combination of a corporation with a wholly owned subsidiary if the subsidiary is not an affiliate or associate of the Affiliated Shareholder other than by reason of the Affiliated Shareholder's beneficial ownership of the voting shares of the corporation.

        Neither our amended and restated articles of incorporation nor amended and restated bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving us, even if such event would be beneficial to our shareholders.

Director and Officer Indemnification

        Our amended and restated articles of incorporation provide for the indemnification of our officers and directors to the maximum extent allowed by Texas law. Pursuant to the Texas Business Corporation Act and our amended and restated articles of incorporation, we will indemnify and, under certain circumstances, advance expenses to, any person who was, is, or is threatened to be named as, a defendant or respondent in a proceeding because that person is or was one of our directors or officers or because that person served at our request a director, officer, employee, agent or similar functionary of another corporation, partnership, joint venture or other enterprise.

        A person may be indemnified only if it is determined, in accordance with methods specified in our amended and restated articles of incorporation that: (1) he or she acted in good faith, (2) he or she reasonably believed that any actions taken in an official capacity were in our best interests and that any actions taken outside an official capacity were not opposed to our best interests, and (3) in the case of any criminal proceeding, he or she had no reason to believe his or her conduct was unlawful. A person found liable to State National Bancshares or found liable on the basis that the person improperly received a personal benefit may only be indemnified for reasonable expenses actually incurred by the person in connection with the proceeding; however, if the person is found liable for willful or intentional misconduct in the performance of his duty to State National Bancshares, we will not indemnify that person in any respect. We are required to indemnify an officer, director or past director against reasonable expenses he or she incurs in connection with a proceeding in which he or she is a party because he or she is one of our directors or officers, or, while a director, has served as a director, officer or other functionary of another entity, if he or she has been wholly successful in the defense of the proceeding, whether on the merits or otherwise. Our amended and restated articles of incorporation authorize us purchase and maintain insurance on behalf of any person who is or was a director or officer of State National Bancshares against any liability asserted against that person and incurred by that person in such a capacity, whether or not we would have the power to indemnify that person against that liability otherwise under the amended and restated articles of incorporation or under Texas law.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers or controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is the Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

        If our shareholders sell, or there is a perception they may sell, substantial amounts of our common stock, including shares issued upon the exercise of outstanding options, in the public market following the offering, the market price of our common stock could decline. These sales may also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

        Upon completion of this offering, we will have outstanding an aggregate of            shares of our common stock (plus any shares issued upon exercise of the underwriters' over-allotment option) and            shares of common stock issuable upon the exercise of outstanding options. Of these shares, all of the shares sold in the offering (plus any shares issued upon exercise of the underwriter's over-allotment option) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" (as that term is defined in Rule 144 under the Securities Act), which generally include officers, directors or 10% shareholders, which shares will be subject to the resale limitations of Rule 144, or purchased under the directed share program, which shares will be subject to a 180-day lock-up period. The remaining outstanding shares of common stock held by existing shareholders are "restricted securities" within the meaning of Rule 144 under the Securities Act. These shares may be sold in the public market only if registered, or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below.

        Taking into account the lock-up agreements described below, and assuming Keefe, Bruyette & Woods, Inc. does not release any parties from these agreements, the following shares will be eligible for sale in the public market at the following times:

  •
  beginning on the effective date of this offering, only the                        shares of common stock sold in this offering (but excluding any shares purchased under the directed share program) and the                        shares of common stock not subject to lock-up agreements and eligible for resale under Rule 144(k) will be immediately available for sale in the public market;

  •
  beginning 60 days after the date of this prospectus, the expiration date for a portion of the lock-up agreements, approximately                        shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below; and

  •
  beginning 180 days after the date of this prospectus, the expiration date for a portion of the lock-up agreements, any shares purchased under the directed share program and approximately                        shares of common stock held by affiliates will be eligible for sale pursuant to Rule 144, including the volume restrictions described below, and Rule 701.

Lock-Up Agreements

        We, our directors, officers and certain of our existing shareholders owning approximately            % of our outstanding common stock immediately prior to the offering have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days or 60 days, as applicable after the date of this prospectus:

  •
  offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of common stock of State National Bancshares, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock of State National Bancshares, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

  •
  engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of common stock of State National Bancshares, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of common stock of State National Bancshares or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

        The restricted period described above (180 days or 60 days, as applicable) is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

        As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rule 144, 144(k) or 701, shares subject to lock-up agreements will not be eligible for sale until these agreements expire or are waived by Keefe, Bruyette & Woods, Inc. on behalf of the underwriters.

Rule 144

        In general, under Rule 144, as currently in effect, and beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period, a number of shares that does not exceed the greater of:

  •
  one percent of the total number of our then outstanding shares of common stock (approximately            shares immediately after this offering), as shown by our most recent published report or statement at that time; or

  •
  the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale on Form 144 is filed with the Securities and Exchange Commission.

        Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, such acquiring person's holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchased shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares (subject to the terms of any applicable lock-up agreements) 90 days after the effective date of the offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

        The Securities and Exchange Commission has stated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

Stock Options

        As of March 31, 2005, 817,950 shares of our common stock were issuable under options granted under our existing stock option plan, 537,750 of which were vested. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all shares of common stock issuable under our stock option plan. Accordingly, shares of common stock underlying these options will be freely tradable and eligible for sale in the public markets, subject to vesting provisions, terms of the lock-up agreements and, in the case of affiliates only, the restrictions of Rule 144 other than the holding period requirement.

UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement among us, the State National Bank and Keefe, Bruyette & Woods, Inc. and Sandler O'Neill & Partners, L.P., as representatives (the "Representatives"), on behalf of the underwriters, the underwriters named below have severally agreed to purchase from us, and we have agreed to sell to the underwriters, severally, the following respective numbers of shares of common stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

Underwriters	Number of Shares
Keefe, Bruyette & Woods, Inc.
Sandler O'Neill & Partners, L.P.

Total

        Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares offered by this prospectus, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or, in certain cases, the underwriting agreement may be terminated. The underwriting agreement provides that the underwriters' obligations are subject to approval of certain legal matters by their counsel, including, without limitation, the authorization and the validity of the shares, and to various other conditions customary in a firm commitment underwritten public offering, such as receipt by the underwriters of officers' certificates, legal opinions and comfort letters.

        The underwriters propose to offer our common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to selected securities dealers (who may include the underwriters) at that price less a concession not in excess of $            per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $            per share to certain brokers and dealers. After the initial public offering, the offering price and other selling terms may be changed from time to time by the Representatives of the underwriters. The underwriters expect to deliver the shares of common stock on or about                        , 2005.

        At our request, the underwriters have reserved up to            shares of our common stock for sale, at the initial public offering price, to our directors, officers, employees and related persons. Any shares purchased under this directed share program will be subject to a 180-day lock-up period. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

        We have granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to            additional shares solely to cover over-allotments, if any, at the same price per share to be paid by the underwriters for the other shares in this offering. If the underwriters purchase any additional shares under this option, each underwriter will be committed to purchase the additional shares in approximately the same proportion allocated to them in the table above.

        The following table shows the per share and total underwriting discounts to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Without Over-allotment	With Over-allotment
Per Share
Total

        We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $                        .

        Prior to this offering, there has been no public market for our common stock. We have applied for quotation of our common stock on the Nasdaq National Market under the symbol "SNBI." The initial public offering price for the common stock will be determined by negotiations between the Representatives of the underwriters and us and the offering price of the common stock may not be indicative of the market price following the offering.

        In connection with the offering, the underwriters may engage in transactions that are intended to stabilize, maintain or otherwise affect the market price of our common stock during and after the offering, such as the following:

  •
  The underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them;

  •
  The underwriters may elect to cover any such short position by purchasing shares of common stock in the open market or by exercising the over-allotment option;

  •
  The underwriters may stabilize or maintain the price of the common stock by bidding; and

  •
  The underwriters may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise.

        The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of the common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        In connection with this offering, the underwriters and dealers may engage in passive market making transactions in the shares of our common stock in accordance with Rule 103 of Regulation M promulgated by the Securities and Exchange Commission. In general, a passive market maker may not bid for, or purchase, shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the NASDAQ electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

        We and State National Bank have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in connection with those liabilities.

        We, our directors, officers and certain of our existing shareholders owning approximately 13.41% of our outstanding common stock immediately prior to the offering have entered into lock-up agreements (and the purchasers of shares of our common stock under the directed share program will agree to restrictions) generally providing, subject to limited exceptions, that they will not, without the prior written consent of Keefe, Bruyette & Woods, Inc., directly or indirectly, during the period ending 180 days after the date of this prospectus:

  •
  offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of, any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock, whether now owned or hereafter acquired, owned directly (including holding as a custodian) or with respect to which such shareholder has beneficial ownership within the rules and regulations of the SEC, or file or cause to be filed any registration statement under the Securities Act with respect to the foregoing; or

  •
  engage in any hedging or other transaction that is designed to or that reasonably could be expected to lead to or result in a sale or disposition of any shares of our common stock, such prohibited hedging or other transactions to include any short sale or grant of any right (including without limitation any put or call option) with respect to any shares of our common stock or with respect to any security that includes, relates to, or derives any significant part of its value from such shares.

        The 180-day restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day restricted period and ends on the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then the restricted period will continue to apply until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the earnings release is issued or the material news or material event relating to us occurs.

        On July 31, 2001, and March 17, 2004 State National Bancshares issued $22.7 million and $10.3 million in trust preferred securities, respectively. These trust preferred securities were placed by Keefe, Bruyette & Woods, Inc. In addition, from time to time, in the ordinary course of business, State National Bank enters into transactions for the purchase or sale of securities and the placement of brokered deposits with several broker-dealers and commercial banks in the United States including, but not limited to, Sandler O'Neill & Partners, L.P. and Keefe, Bruyette & Woods, Inc.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Jenkens & Gilchrist, a Professional Corporation, Dallas, Texas. Certain legal matters relating to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Houston, Texas.

EXPERTS

        The consolidated financial statements of State National Bancshares, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in this prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The audited financial statements of Mercantile Bank as of and for the year ended December 31, 2003 included in this prospectus have been audited by George Morgan & Sneed, P.C., as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 we filed with the SEC. This prospectus does not contain all of the information contained in the registration statement and all of its exhibits and schedules. For further information about us and the common stock being offered by this prospectus, please see the complete registration statement. Summaries of agreements or other documents in this prospectus are not necessarily complete. Please refer to the exhibits to the registration statement for complete copies of these documents.

        You may read and copy our registration statement and all of its exhibits and schedules at the SEC Public Reference Room located at 450 Fifth Street, N.W., Washington, DC, 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement is also available from the SEC's website at http://www.sec.gov.

        After this offering, we intend to provide annual reports to our shareholders that include audited financial information examined and reported on by an independent registered public accounting firm.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only on the date of this prospectus regardless of the time of the delivery of this prospectus or of any sale of our common stock.

        No action is being taken in any jurisdiction outside the United States to permit public offering of the common stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession or distribution of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

        Until            , 2004, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

STATE NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004, 2003 AND 2002

(WITH INDEPENDENT AUDITOR'S REPORT THEREON)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
State National Bancshares, Inc.
Fort Worth, Texas

        We have audited the accompanying consolidated balance sheets of State National Bancshares, Inc. and subsidiaries (collectively, the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of State National Bancshares, Inc. and subsidiaries at December 31, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

                      /s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 25, 2005

STATE NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Years Ended December 31,
	2004	2003
	(Dollars in thousands, except share data)
Assets:
Cash and due from banks	$54,892	$51,214
Federal funds sold	19,100	5,000
Interest-bearing deposits in other banks	15,475	5,345

Cash and cash equivalents	89,467	61,559
Securities available-for-sale, at fair value (amortized cost of $150,547 and $207,269 at December 31, 2004 and 2003, respectively)	151,008	211,039
Federal Reserve Bank stock and other investments, at cost	8,306	7,073
Loans held-for-sale	8,382	3,422
Loans:
Total loans	937,784	736,569
Less allowance for loan losses	11,383	10,026

Net loans	926,401	726,543
Premises and equipment, net	33,915	26,009
Goodwill	70,818	37,934
Other intangible assets, net	15,486	13,599
Accrued interest receivable	6,773	5,948
Other real estate and other repossessed assets	1,952	2,232
Other assets	37,872	31,473

Total assets	$1,350,380	$1,126,831

Liabilities and shareholders' equity
Deposits:
Noninterest bearing deposits	$390,159	$277,630
Interest-bearing demand deposits	450,351	357,919
Interest-bearing time deposits	285,884	303,185

Total deposits	1,126,394	938,734
Fed funds purchased and securities sold under agreement to repurchase	18,530	21,560
Accrued interest payable	835	764
Other liabilities	5,362	6,391
Junior Subordinated debentures	47,000	37,121
Notes payable	899	1,013

Total liabilities	1,199,020	1,005,583

Shareholders' equity:
Common stock, $1 par value;
Authorized shares—20,000,000;
Issued shares—10,054,582 in 2004 and 9,517,725 in 2003	10,055	9,518
Additional paid-in capital	133,519	122,400
Retained earnings (deficit)	7,482	(5,796)
Accumulated other comprehensive income	304	2,488
Less: Treasury stock, at cost, 0 and shares 416,841 in 2004 and 2003, respectively	—	(7,362)

Total shareholders' equity	151,360	121,248

Total liabilities and shareholders' equity	$1,350,380	$1,126,831

See notes to the consolidated financial statements.

STATE NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2004	2003	2002
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$52,951	$46,393	$47,443
Securities	7,454	10,404	15,972
Deposits in other banks	175	118	296
Federal funds sold	409	250	454

Total interest income	60,989	57,165	64,165

Interest expense:
Deposits	6,636	8,331	14,875
Federal funds purchased and securities sold under agreement to repurchase	176	125	210
Subordinated notes payable	2,233	2,252	2,447
Notes payable	48	47	143

Total interest expense	9,093	10,755	17,675

Net interest income	51,896	46,410	46,490
Provision for loan losses	450	118	1,118

Net interest income after provision for loan losses	51,446	46,292	45,372

Non-interest income:
Service charges on deposit accounts	9,333	8,749	8,098
Gain on sale of loans	2,261	3,159	2,217
Bank owned life insurance	1,259	1,176	1,119
Net realized gain on sale of investment securities	—	11	199
Impairment of investment securities	(26)	—	—
Other	2,983	2,703	3,149

Total non-interest income	15,810	15,798	14,782

Non-interest expenses:
Salaries and employee benefits	24,507	22,416	21,587
Net occupancy and equipment expense	7,678	7,529	8,171
Amortization of intangibles	2,888	2,685	3,025
Loss on retirement of debt	—	2,503	—
Communication expense	1,016	1,129	1,591
Data processing expense	788	973	1,624
Advertising	882	1,063	649
Professional fees	1,143	1,023	1,465
Supplies	882	803	914
Restructuring/merger expenses	285	1,020	1,591
Net costs applicable to other real estate and other repossessed assets	263	359	104
Other	7,312	6,816	6,997

Total noninterest expenses	47,584	48,319	47,718

Income before income taxes and cumulative effect of a change in accounting principle	19,672	13,771	12,436
Income tax expense	6,317	4,202	3,432

Income before cumulative effect of a change in accounting principle	13,355	9,569	9,004
Cumulative effect of a change in accounting principle	—	—	(15,642)

Net income (loss)	$13,355	$9,569	$(6,638)

Basic income (loss) per share	$1.40	$1.04	$(0.70)
Diluted income (loss) per share	$1.37	$1.02	$(0.69)

See notes to the consolidated financial statements.

STATE NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Accumulated Other Comprehensive Income (Loss)	Treasury Stock
			Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Amount				Shares	Amount	Total
	(Dollars in thousands, except number of shares)
Balance, January 1, 2002	9,512,725	$9,513	$122,288	$(8,691)	$4,309	—	$—	$127,419
Comprehensive income:
Net loss	—	—	—	(6,638)	—	—	—	(6,638)
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	1,206	—	—	1,206
Reclassification adjustment for gains included in net income	—	—	—	—	(199)	—	—	(199)

Total comprehensive income								(5,631)
Treasury stock purchase	—	—	—	—	—	(307,963)	(5,235)	(5,235)
Stock issued through option exercise	5,000	5	57	—	—	—	—	62
Stock issued for directors' fees	—	—	—	(7)	—	7,156	121	114

Balance, December 31, 2002	9,517,725	9,518	122,345		5,316	(300,807)	(5,114)	116,729
Comprehensive income:
Net income	—	—	—	9,569	—	—	—	9,569
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	(2,817)	—	—	(2,817)
Reclassification adjustment for gains included in net income	—	—	—	—	(11)	—	—	(11)

Total comprehensive income								6,741
Treasury stock purchase	—	—	—	—	—	(183,339)	(3,392)	(3,392)
Stock option award expense	—	—	55	—	—	—	—	55
Stock issued through warrant exercise	—	—	—	(29)	—	59,505	1,011	982
Stock issued for directors' fees	—	—	—	—	—	7,800	133	133

Balance, December 31, 2003	9,517,725	9,518	122,400	(5,796)	2,488	(416,841)	(7,362)	121,248
Comprehensive income:
Net income	—	—	—	13,355	—	—	—	13,355
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	(2,184)	—	—	(2,184)

Total comprehensive income								11,171
Sale of treasury stock	—	—	—	—	—	378,732	6,714	648
Issuance of new stock	521,268	521	10,628	—	—	—	—	11,149
Warrants exercised	—	—	—	(77)	—	38,109	648	6,638
Stock option award expense	—	—	236	—	—	—	—	236
Stock options exercised	8,467	9	130	—	—	—	—	138
Stock issued for directors' fees	7,122	7	125	—	—	—	—	132

Balance, December 31, 2004	10,054,582	$10,055	$133,519	$7,482	$304	—	$—	$151,360

See notes to the consolidated financial statements.

STATE NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Operating Activities
Net income (loss)	$13,355	$9,569	$(6,638)
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of a change in accounting principle	—	—	15,642
Provision for loan losses	450	118	1,118
Depreciation and amortization	5,715	5,733	6,655
(Gain) loss on banking center sale	—	(57)	58
Stock issued to directors	132	133	113
Stock compensation expense	236	55	—
Loans originated for sale	(102,360)	(137,994)	(101,154)
Proceeds from sales of loans held-for-sale	99,661	153,206	94,659
Gain on sale of loans	(2,261)	(3,159)	(2,217)
Loss on debt retirement	—	2,503	—
Loss (gain) on sale of premises and equipment	10	9	(11)
Net gain on sale of investment securities	—	(11)	(199)
Net loss on sale of other real estate and repossessed assets	21	72	31
Deferred income tax benefit	(700)	(899)	(749)
Write-down of premises and equipment	44	251	145
Net amortization of premium on securities	1,018	1,612	1,163
Net change in other assets and liabilities	77	(1,813)	1,329

Net cash provided by operating activities	15,398	29,328	9,945

Investing Activities
Net cash and cash equivalent paid in banking center sale	—	(2,664)	(13,046)
Acquisition, net of cash acquired	(16,425)	—	—
Purchases of securities available-for-sale	(123,858)	(152,066)	(121,033)
Purchases of Federal Reserve Bank stock and other investments	(1,106)	(307)	—
Proceeds from maturities and calls of securities available-for-sale	205,110	202,742	202,673
Net increase in loans	(56,900)	(79,160)	(23,976)
Proceeds from sale of premises and equipment	1,468	331	68
Proceeds from sales of other real estate and other repossessed assets	1,853	2,255	827
Impairment of investment securities	26	—	—
Banking center held-for-sale	—	3,751	(3,751)
Purchase of bank-owned life insurance	(2,800)	(300)	(9,494)
Purchase of premises and equipment	(8,793)	(4,646)	(1,625)

Net cash (used in) provided by investing activities	$(1,425)	$(30,064)	$30,643

See notes to the consolidated financial statements.

	Years Ended December 31,
	2004	2003	2002
	(Dollars in thousands)
Financing Activities
Net decrease in deposits	$(10,277)	$(22,835)	$(37,069)
Stock issued through exercise of stock options & warrants	138	982	62
Net (decrease) increase in federal funds purchased and securities sold under agreement to repurchase	(4,126)	798	6,555
Proceeds from FHLB note	—	318	143
Principal payments on FHLB note	(114)	(94)	—
Principal payments on acquisition note	—	—	(11,294)
Proceeds for issuance of common stock	18,435	—	—
Purchase of treasury stock	—	(3,392)	(5,235)
Net proceeds from issuance of guaranteed preferred beneficial interests in the Company's subordinated debentures	10,000	15,000	—
Debt retirement	(121)	(13,000)	—
Other	—	(14)	—

Net cash provided by (used in) financing activities	13,935	(22,237)	(46,838)

Net increase (decrease) in cash and cash equivalents	27,908	(22,973)	(6,250)
Cash and cash equivalents, beginning of period	61,559	84,532	90,782

Cash and cash equivalents, end of period	$89,467	$61,559	$84,532

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$9,022	$11,197	$16,014
Income taxes paid, net of refunds	7,250	5,451	3,321
Noncash transactions:
Transfer of loans to other real estate owned, net	1,704	906	4,075

See notes to the consolidated financial statements.

STATE NATIONAL BANCSHARES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

        State National Bancshares, Inc. ("SNBI") is a Texas bank holding company located in Fort Worth, Texas. SNBI owns 100% of the outstanding stock of State National Bancshares of Delaware, Inc. ("SNB Delaware"), a subsidiary bank holding company and State National Statutory Trust I (the "Statutory Trust"). SNB Delaware owned 100% of the outstanding stock of State National Bank, El Paso ("SNB El Paso") and Independent Bankshares, Inc. ("IBK"), a Texas bank holding company, before the transactions described below. IBK owns 100% of the outstanding stock of Independent Capital Trust ("ICT") and Independent Financial Corporation ("IFC"), a subsidiary bank holding company. Through IFC, IBK indirectly owned 100% of the stock of State National Bank, Lubbock ("SNB Lubbock") and 100% of the stock of TWOENC, Inc. ("TWOENC") a subsidiary of the bank used for holding certain foreclosed assets of the bank, before the transaction described below.

        On February 14, 2003, SNBI contributed to IBK and IBK, in turn, contributed to IFC, all of the capital stock of SNB El Paso. After the contribution, SNB El Paso was then merged with and into SNB Lubbock. SNB Lubbock continued as the surviving entity after the merger ("SNB"). There was no merger consideration paid as, prior to the transactions, IBK and SNB El Paso were direct or indirect subsidiaries of SNBI.

        During 2004 and 2003, SNBI formed State National Statutory Trust II (the "Statutory Trust II") and State National Capital Trust I (the "Capital Trust") respectively as subsidiaries to issue shares of floating rate capital securities to purchase an equivalent amount of junior subordinated debentures of SNBI.

        As a result of these transactions, SNBI owns 100% of SNB Delaware, the Statutory Trusts and the Capital Trust. SNB Delaware owns 100% of IBK. IBK owns 100% of ICT and, through IFC, owns 100% of SNB and 100% of TWOENC.

        SNBI's primary activities are to assist SNB in the management and coordination of its financial resources. As of December 31, 2004, SNB operated full-service banking locations in the Texas cities of Abilene (four locations), Arlington, Azle (two locations), Bedford, Big Spring, El Paso (seven locations), Fort Worth, Hurst, Lubbock (three locations), Odessa (two locations), Plainview, San Angelo, Stamford, Winters and the New Mexico cities of Alamogordo, Deming, Elephant Butte, Las Cruces (two locations), Ruidoso (three locations), Santa Teresa and Truth or Consequences.

        The principal services provided by SNB are as follows:

        SNB provides a full range of banking services for its commercial customers. Commercial lending activities include short-term and medium-term loans, revolving credit arrangements, inventory and accounts receivable financing, equipment financing and interim and permanent real estate lending. Other services include cash management programs and federal tax depository and night depository services.

        SNB also provides a wide range of consumer banking services, including checking, savings and money market accounts, savings programs and installment and personal loans. SNB makes automobile and other installment loans directly to customers, as well as indirectly through automobile dealers. SNB makes home improvement, home equity and real estate loans and provides safe deposit services. As a result of sharing arrangements with the Pulse automated teller machine system network, SNB provides 24-hour routing banking services through automated teller machines ("ATMs"). The Pulse network provides ATM accessibility throughout the United States. SNB also offers investment services and banking by phone or personal computer.

        SNB provides trust and agency services to individuals, partnerships and corporations from its offices in Abilene, Lubbock and Odessa. The trust division also provides investment management, administration and advisory services for agency and trust accounts, and acts as a trustee for pension and profit sharing plans. SNB provides investment services, including purchases and sales of various investments, and management of such investments, for its customers.

Principles of Consolidation

        The consolidated financial statements include the accounts of SNBI, SNB Delaware, IBK, IFC, SNB and TWOENC. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Statements of Cash Flows

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest earning time deposits only with maturities of three months or less at acquisition, and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Adoption of Accounting Standards

        Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies, measures and discloses in its financial statements certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify financial instruments that are within its scope as liabilities, in most circumstances. Such financial instruments include (i) financial instruments that are issued in the form of shares that are mandatorily redeemable; (ii) financial instruments that embody an obligation to repurchase the issuer's equity shares, or are indexed to such an obligation, and that require the issuer to settle the obligation by transferring assets; (iii) financial instruments that embody an obligation that the issuer may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is predominantly based on a fixed amount, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares; and (iv) certain freestanding financial instruments. SNBI adopted SFAS 150 on January 1, 2004 and its adoption did not have a material impact on SNBI's consolidated financial position, results of operations or cash flows.

        SFAS No. 123, "Share-Based Payment (Revised 2004)" ("SFAS 123R"). SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is mandatory for all entities with fiscal periods starting after June 30, 2005. SNBI intends to implement SFAS 123R on January 1, 2006 and its adoption is not anticipated to have a material impact on SNBI's consolidated financial position, results of operations or cash flows.

        In December 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS 123 to provide alternative methods of transition to SFAS 123's fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure provisions of SFAS 123 to require prominent disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While the Statement does not amend SFAS 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25"). The provisions of the Statement were effective for fiscal years beginning after December 15, 2002. In 2003, SNBI adopted the fair value method of accounting for its options granted using the prospective transition method allowed in SFAS 148. The implementation of this statement did not have a material impact on SNBI's financial position or results of operation.

        In March 2004, the EITF reached consensus on Issue 03-01 (EITF 03-01), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. This Issue specifically addresses whether an investor has the ability and intent to hold an investment until recovery. In addition, Issue 03-01 contains disclosure requirements that provide useful information about impairments that have not been recognized as other-than-temporary for investments with in the scope of this Issue. On September 30, 2004, the Financial Accounting Standards Board deferred the effective date of the Issue's guidance on how to evaluate and recognize an impairment loss that is other-than-temporary. This Issue's guidance is pending the issuance of a final FASB Staff Position ("FSP") relating to the draft FSP EITF Issue 03-01-a, Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which the Board may issue as early as November. This deferral did not change the disclosure guidance which remains effective for fiscal years ending after December 15, 2003. Matters being considered by the FASB which may impact SNBI's financial reporting include the accounting as a component in determining net income for declines in market value of debt securities which are due solely to changes in market interest rates and the effect of sales of available-for-sale securities which have market values below cost at the time of sale and whether such sale indicates an absence of intent and ability of the investor to hold to a forecasted recovery of the investment's value to its original cost.

        Statement of Position No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as an impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities acquired by SNBI beginning January 1, 2005. The adoption of SOP 03-3 did not have a material impact on SNBI's consolidated financial position, results of operation or cash flows.

        In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46R"), which replaces FASB Interpretation No. 46. FIN 46R clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Application of FIN 46R (or FIN 46) is required in financial statements of entities that have interests in variable interest entities or potential variable interest entities commonly referred to as special-purpose entities for periods ending after December 15, 2003. Application for all other types of entities is required in financial statements for periods ending after March 15, 2004. Under the provisions of FIN 46R, SNBI is required to deconsolidate the Statutory Trusts and the Capital Trust (the "Trusts"), which are business trusts established to facilitate the issuance of the trust preferred securities. SNBI adopted FIN 46R as of December 31, 2003. SNBI has presented the subordinated debentures payable to the Trusts as a liability in its consolidated financial statements. The interest expense is presented as a component of interest expense. The adoption of FIN 46R did not have an effect on net income or stockholders' equity.

        In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes. Under the current regulatory criteria, SNBI's Tier 1 capital ratio is 8.82%. However, under the Federal Reserve's proposed rules effective March 31, 2009, our Tier 1 capital ratio is 7.38%. SNBI would still exceed the regulatory required minimum capital ratios for well-capitalized bank holding companies.

        In April 2003 the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of the Statement are effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The implementation of this statement did not have a material impact on SNBI's financial position, results of operation, or cash flows.

Securities Available-for-Sale

        SNBI determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity ("HTM") when SNBI has the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost.

        Debt securities not classified as HTM are classified as available-for-sale ("AFS"). AFS securities are stated at estimated fair value with unrealized gains and losses, net of income taxes, reported as part of comprehensive income. SNBI has no trading securities.

        The amortized cost of debt securities classified as HTM or AFS is adjusted for amortization of premiums and accretion of discounts. The cost of AFS securities sold is based on the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in the results of operations.

        In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of SNBI to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        SNBI currently owns no derivative financial instruments subject to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and does not engage in hedging activity other than the mortgage loan commitments discussed below in "Rate Lock Commitments" (see page F-14).

Federal Reserve Bank Stock and Other Investments

        Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock are carried at cost and can only be sold back to the FRB and FHLB at par value or other member banks. Other investments is comprised of an equity investment in another institution, Texas Independent Bank, which can only be sold back to Texas Independent Bank on a formula basis and is carried at cost. Dividends on FRB, FHLB and Texas Independent Bank Stock are included in interest income in the consolidated statement of operations.

Loans Held-for-Sale

        Loans held-for-sale are those loans, which SNBI has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made with limited recourse.

Loans

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff is stated at the amount of unpaid principal reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized as interest income over their estimated lives, using a method, which approximates the interest method. Interest on other loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding.

        When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on the cash basis. The allowance for loan losses on impaired nonhomogeneous loans is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral. A nonhomogeneous loan is considered impaired when, based on current information and events, it is probable that SNB will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Large groups of smaller dollar homogeneous loans are collectively evaluated for impairment.

Allowance for Loan Losses

        The allowance for loan losses ("the allowance") is reduced by charge-offs, increased by recoveries of loans previously charged off and increased or decreased by the loan loss provision to arrive at a balance determined by management to be appropriate. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses is comprised of three elements which include: 1) allowances established on specific loans, 2) allowances based on loss experience and trends in pools or loans with similar characteristics and 3) unallocated allowances based on general economic conditions and other internal and external risk factors in SNBI's individual markets. The total allowance includes activity related to allowances calculated in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

Rate Lock Commitments

        On March 13, 2002, the FASB determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, SNBI adopted such accounting on July 1, 2002.

        SNB enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments, SNB also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

        The cumulative effect of adopting SFAS No. 133, as amended by SFAS No. 149, for rate lock commitments as of July 1, 2002, was not material, nor was its effect material at December 31, 2004 or 2003.

Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Gains or losses on disposals of premises and equipment are included in results of operations. Assets held for future banking purposes are not depreciated until placed in service.

Other Real Estate and Other Repossessed Assets

        Real estate and other repossessed assets acquired in settlement of loans are initially recorded at estimated fair value, net of estimated costs of disposal. Any excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. The December 31, 2004 balance of $1,952,000 included seven commercial and/or agriculture properties ($922,000), 12 residential properties ($1,021,000) and two repossessed automobiles ($9,000). The December 31, 2003 balance of $2,232,000 included 10 commercial and/or agriculture properties ($1,483,000), five residential properties ($737,000) and five repossessed automobiles ($12,000).

Interest and Fees on Loans

        Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued, and previously accrued income is reversed, when loan payments are 90 days or more past due or when, in the judgment of management, collectibility of the loan or loan interest becomes uncertain. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining interest and principal. A nonaccrual loan is restored to accrual status when it is no longer in doubt. Interest collected on nonaccrual loans and impaired loans is recognized on the cash basis, only if in management's judgment all principal is expected to be collected.

        Loan origination fees and direct loan origination costs (including loan commitment fees) are deferred, and the net amount is recognized as an adjustment of the related loan's yield utilizing the interest method over the contractual life of the loan.

Service Charges and Fee Income

        Service charges and fee income which is not included in deferred loan fees are recorded on an accrual basis when earned.

Goodwill and Other Intangible Assets

        Amortizable intangibles assets at December 31, 2004 and 2003 (in thousands):

	2004	2003
Core deposit intangible	$33,021	$28,246
Less: accumulated amortization	17,535	14,647

Net amortizable intangible assets	$15,486	$13,599

        Core deposit intangible amortization expense was $2,888,000 and $2,685,000 for the years ended December 31, 2004 and 2003, respectively. SNBI uses the 150% declining balance method over the estimate useful lives of the assets, which range from eight to 10 years.

        Amortization expense is anticipated to be as follows for the years ended December 31 (in thousands):

2005	$3,295
2006	3,091
2007	2,727
2008	2,444
2009 and thereafter	3,929

Total	$15,486

        SNBI performs annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life in October of each year. Based on these impairment calculations, no impairment existed.

        The change in the carrying amount of goodwill for the years ended December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Balance, January 1	$37,934	$37,934
Acquisition purchase price adjustment	—	—
Impairment	—	—
Mercantile Bank acquisition	32,884	—

Balance, December 31	$70,818	$37,934

        The change in the other intangible assets for the years ended December 31, 2004 and 2003 is as follows (in thousands):

	2004	2003
Balance, January 1	$13,599	$16,327
Mercantile Bank acquisition	4,775	—
Banking center sale	—	(43)
Amortization	(2,888)	(2,685)

Balance, December 31	$15,486	$13,599

Federal Income Taxes

        SNBI and its subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded as appropriate.

Stock Option Plans

        At December 31, 2004, SNBI has a nonqualified stock option plan to provide an incentive for key employees, which is described more fully in Note 9. Prior to 2003, SNBI had applied the recognition and measurement provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for those plans. Effective January 1, 2003, SNBI adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively to all new awards granted to employees after January 1, 2003. Awards under SNBI's plan vest over periods ranging from immediate to three years. Therefore, the expense related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value method had been applied to all awards since the original effective date of SFAS 123. For stock options granted prior to January 1, 2003, SNBI continues to apply the intrinsic value-based method of accounting under APB 25, under which compensation cost is recognized only when the option exercise price is less than the fair market value of the underlying stock on the date of grant. Refer to Note 10 for further detail.

        The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

	Years Ended December 31,
	2004	2003	2002
	(In thousands, except per share data)
Reported net income	$13,355	$9,569	$(6,638)
Add: Stock-based employee compensation expense included in reported net income, net of tax	153	37	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(170)	(54)	(6)

Pro forma net income	$13,338	$9,552	$(6,644)

Earnings per share:
Basic—as reported	$1.40	$1.04	$(0.70)
Basic—pro forma	$1.40	$1.04	$(0.70)
Diluted—as reported	$1.37	$1.02	$(0.69)
Diluted—pro forma	$1.37	$1.02	$(0.69)

        The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following weighted average assumptions for 2004, 2003 and 2002: a risk-free interest rate of 3.67%, 2.57% and 3.23%, respectively; a dividend yield of 0%; and an estimated life of five years for options granted in 2004, 2003 and 2002.

Per Share Calculations

        Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities, using the treasury stock method.

Advertising

        Advertising costs are expensed as incurred. The total amount charged to advertising expense for December 31, 2004, 2003 and 2002, was approximately $882,000, $1,063,000 and $649,000, respectively.

Restructuring/merger expenses

        On February 14, 2003, SNBI restructured its banking operations by consolidating its two separately charted banks into one chartered bank, SNB Lubbock. In conjunction with this restructuring, SNBI abandoned certain assets and terminated certain employees for which the related cost has been reported as restructuring/merger expenses in the consolidated statements of operations during 2003. On July 30, 2004, SNBI acquired Mercantile Bank Texas. In conjunction with this acquisition, SNBI incurred certain one time conversion costs which were reported as a restructuring/merger expense in the consolidated statements of operations during 2004.

Discount Amortization on Junior Subordinated Debentures

        The discount relating to SNBI's junior subordinated debentures is amortized as interest expense over the life of the instrument.

Reclassifications

        Certain reclassifications have been made to the 2002 and 2003 financial statements to conform to the 2004 presentation.

2.    ACQUISITION

Mercantile Bank Texas

        On July 30, 2004, SNBI purchased all of the outstanding common stock of Mercantile Bank Texas ("MBT") for $51.3 million in cash in order to expand in the Fort Worth Metroplex (Tarrant County) area. SNBI issued, under a private placement offering, 900,000 shares of SNBI common stock, valued at $21 per share and, through the Statutory Trust II issued 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security. The acquisition was accounted for under the purchase method of accounting for business combinations. Core deposit intangibles related to this transaction amounted to $4,775,000 and are amortized on an accelerated basis using an eight year life. Goodwill associated with the transaction amounted to approximately $32.9 million. At the date of acquisition, SNBI acquired assets of $215,669,000, net loans of $145,002,000, and deposits of $197,938,000. Operating activity of the acquiree is included in the statement of operations of SNBI for the period of July 31, 2004 to December 31, 2004.

3.    SECURITIES

        The amortized cost and estimated fair value of securities are as follows (thousands):

	December 31, 2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency securities	$83,917	$1,061	$329	$84,649
Mortgage-backed securities	62,235	110	448	61,897
Obligations of states and political subdivisions	3,034	68	1	3,101
Other securities	1,361	—	—	1,361

Total securities available-for-sale	150,547	1,239	778	151,008
FRB stock and other investments	8,306	—	—	8,306

Total investment portfolio	$158,853	$1,239	$778	$159,314

        The amortized cost and estimated fair value of securities are as follows (thousands):

	December 31, 2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government and agency securities	$112,085	$3,363	$25	$115,423
Mortgage-backed securities	91,923	564	230	92,257
Obligations of states and political subdivisions	1,920	128	—	2,048
Other securities	1,341	—	30	1,311

Total securities available-for-sale	207,269	4,055	285	211,039
FRB stock and other investments	7,073	—	—	7,073

Total investment portfolio	$214,342	$4,055	$285	$218,112

        The amortized cost and estimated fair value of AFS securities at December 31, 2004 are presented below by contractual maturity (in thousands):

	AFS Securities
	Amortized Cost	Estimated Fair Value
Due in one year or less	$22,122	$22,244
Due after one year through five years	64,263	64,911
Due after five years through ten years	296	318
Due after ten years	270	276
Equity securities	1,361	1,361
Mortgage-backed securities and collateralized mortgage obligations	62,235	61,898

	$150,547	$151,008

        Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

        Securities with carrying values of approximately $106,356,000 and $106,967,000 were pledged to secure certain deposits at December 31, 2004 and 2003, respectively.

        In 2004, there were no gross realized gains recorded on sales and calls of available-for-sale securities. Gross realized gains of $11,000 were recorded on sales and calls of available-for-sale securities in 2003.

        The following table discloses the gross unrealized losses and the related fair value of SNBI's investment category and length of time that individual AFS securities have been in a continuous unrealized loss position as of December 31, 2004:

	AFS Securities
	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Treasury/Agency	$49,064	$329	$—	$—	$49,064	$329
Mortgage Backed	25,851	183	20,669	265	46,520	448
Other	1,069	1	—	—	1,069	1

Total temporarily impaired securities	$75,984	$513	$20,669	$265	$96,653	$778

        Declines in the fair value of AFS securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of SNB to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        The unrealized losses shown above represent the related fair value positions of 144 securities. These securities are comprised of U.S. Treasury notes, notes and debentures issued by U.S. government sponsored agencies, and issues of States and political subdivisions. The unrealized losses shown above are primarily attributable to changes in market interest rates. During 2004, SNB recorded an other-than-temporary impairment loss of approximately $26,000 related to an equity investment in which SNB did not believe the forecasted market price recovery would occur within a reasonable period of time. SNB does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. SNB has the ability to hold the securities classified as available for sale for a period of time sufficient for a recovery of cost. There were no securities held-to-maturity at December 31, 2004 or 2003.

        SNBI's FRB and FHLB stock, which are a required investment, are carried at cost and can only be sold back to the FRB and FHLB at par value or other member banks. Other investments is comprised of an equity investment in another institution, Texas Independent Bank, which can only be sold back to Texas Independent Bank on a formula basis and is carried at cost.

4.    LOANS AND ALLOWANCE FOR LOAN LOSSES

        SNBI is primarily involved in making commercial loans to small-to medium-sized businesses and professionals. SNBI offers a variety of commercial and real estate lending products including revolving lines of credit, letters of credit, working capital loans, loans to finance accounts receivable, inventory and equipment, commercial real estate purchase loans, construction loans, refinance loans and various types of agriculture loans. Typically, the commercial loans have floating rates of interest, are for varying terms (generally not exceeding five years), are personally guaranteed by the principal owners and are collateralized by real estate, accounts receivable, inventory or other business assets. SNBI also makes installment consumer loans. SNBI's customer base is primarily in the North/West Texas and southern New Mexico areas. Although SNB have diversified portfolios, their debtors' ability to honor their loan contracts is substantially dependent upon the general economic conditions of the region, which consist primarily of agribusiness, manufacturing, wholesale/retail and health care industries, and institutions of higher education.

        Loans at December 31, 2004 and 2003 are summarized by category as follows (in thousands):

	Estimated Useful Life	2004	2003
Real estate	—	$559,512	$429,415
Commercial	20-30 years	263,594	204,229
Agricultural	3-10 years	75,919	65,283
Consumer		38,759	37,642

		937,784	736,569
Allowance for loan losses		(11,383)	(10,026)

Loans, net		$926,401	$726,543

        Included in the loan balance at December 31, 2004 and 2003 is a purchase discount with a remaining balance of $133,000 and $278,000, respectively, related to the acquisition of IBK by SNBI. The original balance of the discount was $1,169,000 and was calculated at an effective purchase yield of 10.00%. The discount is being accreted into income over the life of the loans. The estimated remaining life of the loans on which the discount was calculated is three years.

        Nonperforming assets at December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
Nonaccrual loans	$6,926	$5,454
Accruing loans past due over ninety days	68	245
Restructured loans	226	384
Other real estate and other repossessed assets	1,952	2,232

Total nonperforming assets	$9,172	$8,315

        The changes in the allowance for loan losses during the years ended December 31, 2004, 2003, and 2002 are summarized as follows (in thousands):

	2004	2003	2002
Balance, beginning of year	$10,026	$10,914	$10,756
Provision for loan losses	450	118	1,118
Loan loss reserves of acquired bank	2,410	—	—
Loans charged off	(2,365)	(1,945)	(2,794)
Recoveries	862	939	1,834

Balance, end of year	$11,383	$10,026	$10,914

        During the normal course of business, SNBI may enter into transactions with related parties, including their officers, directors, significant shareholders, and their related affiliates. It is SNBI's policy that all such transactions are on substantially the same terms as those prevailing at the time for comparable transactions with others. There were loans outstanding, directly and indirectly, to this group of approximately $276,000 and $586,000 and $339,000 at December 31, 2004, 2003 and 2002, respectively.

        At December 31, 2004 and 2003, loans identified as being impaired consisted of nonhomogeneous loans placed on nonaccrual status.

        During 2004 and 2003, the average investment in loans that are considered to be impaired under SFAS No. 114 was approximately $6,190,000 and $6,992,000 respectively. Included in these amounts at December 31, 2004 and 2003, was approximately $6,888,000 and $5,283,000, respectively, of impaired loans for which the related specific reserve for loan losses was approximately $1,359,000 and $227,000 respectively. There were $38,000 and $171,000 of impaired loans that did not have a specific related reserve for loan losses at December 31, 2004 and December 31, 2003, respectively.

        The approximate effect of such nonearning assets was a loss of interest income of approximately $412,000 for the year ended December 31, 2004, $496,000 for the year ended December 31, 2003 and $738,000 for the year ended December 31, 2002. Payments received on these loans are first applied to principal, and interest is applied at the end of the note term. Interest income recognized was $143,000, $292,000 and $21,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

        SNB originates mortgage loans intended for sale in the secondary market. Those loans are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Loans outstanding at December 31, 2004 and 2003, committed for sale were $8,382,000 and $3,422,000, respectively, and were sold subsequent to the balance sheet dates with limited recourse and with servicing rights released.

5.    PREMISES AND EQUIPMENT

        Premises and equipment at December 31, 2004 and 2003, are summarized as follows (in thousands):

	Estimated Useful Life	2004	2003
Land	—	$10,377	$7,480
Premises	20-40 yrs	28,734	23,809
Furniture and equipment	3-10 yrs	6,954	6,336
Gross Premises and equipment		46,065	37,625

Accumulated depreciation		(12,150)	(11,616)

Net Premises and equipment		$33,915	$26,009

        Depreciation expense amounted to approximately $2,826,000, $3,039,000 and $3,614,000 at December 31, 2004, 2003 and 2002, respectively.

6.    INTEREST-BEARING DEPOSITS

        At December 31, 2004 and 2003, time deposits of $100,000 or more were approximately $122,002,000 and $121,452,000, respectively.

        At December 31, 2004, the scheduled maturities of interest-bearing time deposits are as follows (in thousands):

2005	$217,041
2006	46,870
2007	10,506
2008	4,902
2009	6,558
2010 and thereafter	7

$285,884

        Deposits from non-U.S. citizens (primarily Mexican nationals) amounted to approximately $54,119,000 and $49,404,000 at December 31, 2004 and 2003, respectively.

7.    BORROWING ARRANGEMENTS

        SNBI has a revolving credit facility arrangement with a bank in the amount of $5,000,000. This was not used at December 31, 2004 and has a final maturity of May 31, 2005.

        The notes payable balance consists of advances of approximately $899,000 and $1,013,000 as of December 31, 2004 and 2003, respectively, from the Federal Home Loan Bank of Dallas. The balance at December 31, 2004 represents seven separate notes with interest rates ranging from 2.65% to 5.45% and maturities ranging from January 2, 2008 to February 1, 2018.

        In conjunction with the purchase of United Bank & Trust ("UB&T"), SNBI issued subordinated notes to former UB&T shareholders in the original amount totaling $5,000,000 with interest payable quarterly at a rate equal to the ("Libor Interbank Offered Rate ("LIBOR") plus 1.25%. The subordinated notes were recorded at estimated fair value of $4,810,000. This note was paid in full during 2002 with the exception of one shareholder who elected not to have early pay off of the note. In February 2004, the note balance was paid off in full to the remaining shareholder.

8.    GUARANTEED PREFERRED BENEFICIAL INTEREST IN THE COMPANY'S SUBORDINATED DEBENTURES

        During 2004, the Statutory Trust II issued and has outstanding, 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security. The proceeds from the sale of the Capital Securities were used by the Statutory Trust II to purchase an equivalent amount of subordinated debentures of SNBI. Distributions on the Capital Securities are payable quarterly (March 17, June 17, September 17, and December 17 of each year) at the annual rate based on the three-month Libor, plus 2.79%, reset for each distribution date, have a stated maturity of March 17, 2034, and are guaranteed by SNBI. The Capital Securities are redeemable at a specified premium prior to March 17, 2009. After March 17, 2009, the Capital Securities are redeemable at par. Annual distributions paid to holders of the Capital Securities during 2004 were $351,000.

        During 2001 the Statutory Trust issued and has outstanding, 22,000 shares of floating rate capital securities ("Capital Securities I") at $1,000 per capital security. The proceeds from the sale of the Capital Securities I were used by the Statutory Trust to purchase an equivalent amount of subordinated debentures of SNBI. Distributions on the Capital Securities I are payable quarterly (October 31, January 31, April 30, and July 31 of each year) at the annual rate based on the three-month Libor, plus 3.58%, reset for each distribution date, have a stated maturity of July 31, 2031, and are guaranteed by SNBI. The Capital Securities I are redeemable at a specified premium between July 31, 2006 and July 31, 2011. After July 31, 2011, the Capital Securities I are redeemable at par. Annual distributions paid to holders of the Capital Securities I during 2004 and 2003 were $1,126,000 and $1,083,000, respectively.

        During 2003 the Capital Trust issued and had outstanding, 15,000 shares of floating rate capital securities ("Capital Securities II") at $1,000 per capital security. The proceeds from the sale of the Capital Securities II were used by the Capital Trust to purchase an equivalent amount of subordinated debentures of SNBI. The funds generated from this transaction were used to redeem trust preferred securities issued by ICT as discussed below. Distributions on the Capital Securities II are payable quarterly (March 30, June 30, September 30, and December 30 of each year) at the annual rate based on the three-month Libor, plus 3.05%, reset for each distribution date, had a stated maturity of September 30, 2003, and are guaranteed by SNBI. The Capital Securities II were redeemable at a par on or after September 30, 2008. Annual distributions paid to holders of the Capital Securities II during 2004 and 2003 were $688,000 and $294,000, respectively.

        In connection with the acquisition of IBK, SNBI agreed to assume and guarantee the $13,000,000 par value outstanding trust preferred securities issued by ICT. There were 1,300,000 shares of trust preferred securities were issued by ICT in 1998 at $10.00 per preferred security. ICT used the proceeds from the sale to purchase an equivalent amount of subordinated debentures of IBK. The trust preferred securities had a distribution rate of 8.5% and a stated maturity of September 22, 2028. The securities were redeemable at par on September 22, 2033. On September 22, 2003, all the Trust's preferred securities were redeemed by the Trust and, in turn, all the debentures issued by IBK to the Trust were also redeemed. Distributions on the trust preferred securities were payable quarterly. Annual distributions paid in 2003 were $804,000. As part of the purchase accounting for the acquisition of IBK by SNBI, the trust preferred securities were fair valued at approximately $10,897,000 as of the acquisition date. The discount to record the instrument to fair value was $2,103,000 and was calculated at an effective purchase yield of 10.26%. The discount was being amortized into expense over the life of the instrument. At September 22, 2033 the remaining discount was approximately $2,057,000. This balance was expensed in full at the time of redemption. IBK also had approximately $438,000 in capitalized issuance costs related to the Trust Preferred which were also expensed at the time of redemption.

9.    INCOME TAXES

        The components of the provision for income taxes are (in thousands):

	Years Ended December 31,
	2004	2003	2002
Current income tax expense	$7,017	$5,101	$4,181
Deferred income tax benefit	(700)	(899)	(749)

Income tax expense	$6,317	$4,202	$3,432

        The following is a reconciliation of the difference between income tax expense as reported and the amount computed by applying the statutory income tax rate to income before income taxes (in thousands):

	Years Ended December 31,
	2004	2003	2002
Income before income taxes	$19,672	$13,771	$(3,206)
Statutory rate	35%	35%	34%

Income tax expense at statutory rate	6,885	4,820	(1,090)
Tax-exempt income
Municipal Securities	(34)	(51)	(109)
Bank-owned life insurance	(457)	(409)	(433)
Goodwill impairment	—	—	5,318
Effect of graduated rate	—	(69)	—
Other, net	(77)	(89)	(254)

Income tax expense as reported	$6,317	$4,202	$3,432

        The components of SNBI's deferred tax assets and liabilities at December 31, 2004 and 2003, consist of the following (in thousands):

	Years Ended December 31,
	2004	2003
Deferred tax assets:
Net operating loss carryforwards	$143	$182
Allowance for loan losses	3,984	3,459
Other	1,406	977

	5,533	4,618
Deferred tax liabilities:
Unrealized gain on AFS securities	161	1,282
Core deposit intangible	4,783	4,059
Premises and equipment	97	309
Other	629	439

	5,670	6,089

Net deferred tax liability	$(137)	$(1,471)

        SNBI records a valuation allowance on deferred tax assets if it is more likely than not that some portion of all or all of a deferred tax asset will not be realized. There was no valuation allowance for the years ended December 31, 2004 and 2003.

        Approximately $1,722,000 and $2,100,000 of net operating loss carryforwards from subsidiaries remained at December 31, 2004 and 2003, respectively. The utilization of the net operating losses from SNBI subsidiaries is limited in subsequent years as a result of prior ownership changes, as required under certain sections of the Internal Revenue Code. These carryforwards, if unused, will expire from 2005 through 2017. Due to this limitation, approximately $408,000 will be eligible to be used by SNBI before they expire.

10.    EMPLOYEE BENEFITS

        SNBI and its subsidiaries have 401(k) profit sharing plans to provide retirement benefits for their employees. SNBI contributed $507,000, $476,000 and $409,000 to its 401(k) plans for the years ended December 31, 2004, 2003 and 2002, respectively.

        SNBI also has a nonqualified stock option plan to provide an incentive for key employees to remain in service, to extend to them the opportunity to acquire a proprietary interest in SNBI so that they will apply their best efforts for the benefit of SNBI, and to aid SNBI in attracting and retaining key personnel. The option price under these plans is the fair market value of the stock at the date the options were granted, ranging from $10.00 to $21.00 as of December 31, 2004. Under the plan, the options are granted at 100% of the estimated fair value of the shares at the grant date, but in no event will the exercise price be less than $10. The aggregate number of shares of stock to be issued pursuant to the exercise of all options granted under the plan may not exceed 10% of the then outstanding shares of stock.

        Compensation expense has been recognized over the vesting period based on the fair market value of the shares on the grant date. Shares granted will be deemed vested in the event of disability or death. Approximately $236,000, $56,000 and $0 in compensation expense was recognized during years ended December 31, 2004, 2003 and 2002, respectively.

        A summary of SNBI's stock option activity and related information at December 31, 2004 and 2003 is as follows:

	2004		2003		2002
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Options outstanding, beginning of period	597,500	$14.19	549,200	$13.86	526,000	$13.62
Granted	229,250	19.15	80,800	16.94	32,000	16.75
Exercised	(8,467)	13.92	—	—	(5,000)	10.00
Forfeited	—	—	(32,500)	15.38	(4,000)	10.00

Options outstanding, end of period	818,283	$15.58	597,500	$14.19	549,000	$13.80

Options exercisable, end of period	529,833		502,867

Weighted average fair value per share of options granted during the year		$5.01		$2.24		$2.48
Weighted average remaining contractual life in years		3.70		4.36		5.24

        The following table presents the expiration of SNBI's stock options as of December 31, 2004:

Year Granted	Range of Exercise Prices	Number of Outstanding Options	Weighted Average Remaining Contractual Life in Years
1997	$10.00	132,000	2.44
1998	10.00 - 15.00	218,000	3.78
1999	15.00	95,000	4.25
2000	16.00	21,400	2.32
2001	16.00	10,500	1.61
2002	16.00 - 17.00	32,000	2.72
2003	16.00 - 17.50	80,133	3.45
2004	18.50 - 21.00	229,250	4.58

  Supplemental Executive Retirement Plan

        On July 1, 2002, SNBI established a Supplemental Executive Retirement Plan to provide key employees with retirement and death benefits. The current plan is a defined contribution plan and the expense charged to earnings for 2004, 2003 and 2002, respectively, was approximately $308,000, $297,000 and $143,000 with the related liability included in "Other Liabilities". These amounts are calculated based on the present value of the estimated deferred compensation amount assigned to each individual based on a normal retirement age of 65 years old. As of December 31, 2004 and 2003, the accumulated balance for SERP was approximately $716,000 and $425,000, respectively.

  Bank-Owned Life Insurance

        Life insurance with cash surrender values, included in "Other Assets", in the amounts of approximately $35,324,000 and $28,707,000 at December 31, 2004 and 2003, respectively, is available to fund payments necessary under the terms of SNBI's and SNB's various benefit plans. Of this amount, policies with a cash surrender value of $13,039,000 and $10,519,000 at December 31, 2004 and 2003, respectively, are subject to split dollar agreements with approximately 24 executives whereby death benefits under the policies will be split between SNB and the executives' designated beneficiaries. The economic value of the split dollar benefit is taxable to the executives as part of their total compensation each year.

        Although not required to fund the plan, SNB purchased whole life insurance contracts on the related directors. The cash surrender value of the life insurance policies, which is included in other assets, was $887,000 and $807,000 at December 31, 2004 and 2003, respectively.

11.    WARRANTS

        In connection with the common stock private placement in March 1999, SNBI issued 50,000 stock warrants to the placement agent in conjunction with the private placement. As of December 31, 2003, SNBI had 50,000 stock warrants outstanding with an exercise price of $15 per share and expiration in March 2004. All warrants were exercised or have expired.

        In connection with the common stock private placement on May 11, 1998, SNBI issued 50,000 stock warrants to the placement agent in conjunction with the private placement.

        The warrants had an exercise price of $16.80 per share and expired in July 2003. All warrants were exercised by the expiration date.

12.    EARNINGS PER SHARE

        The following table sets forth the computation of basic and diluted income per share (in thousands except for income per share):

	Years Ended December 31,
	2004	2003	2002
Numerator:
Net income for basic and diluted loss per share	$13,355	$9,569	$(6,638)
Denominator:
Denominator for basic income per share—weighted average shares	9,536	9,217	9,482
Effect of dilutive securities:
Employee stock options	212	139	101
Warrants	—	8	6

Denominator for diluted income per share—adjusted weighted average shares and assumed conversions	9,748	9,364	9,589

Basic income per share	$1.40	$1.04	$(0.70)

Diluted income per share	$1.37	$1.02	$(0.69)

13.    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        SNBI is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters-of-credit, which involve varying degrees of credit risk in excess of the amount recognized in the consolidated statement of financial position. SNBI's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments.

        SNBI uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. SNBI evaluates each customer's credit worthiness on a case-by-case basis.

        Standby letters of credit are conditional commitments issued by SNBI to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

	Years Ended December 31,
	2004	2003
Financial instruments whose contract amounts represent credit risk (in thousands):
Commitments to extend credit	$217,594	$166,815
Standby letters of credit	12,197	10,596

14.    REGULATORY RESTRICTIONS

        SNBI and SNB are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on SNBI's and SNB's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, SNBI and SNB must meet specific capital guidelines that involve quantitative measures of SNB's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. SNBI's and SNB's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require SNBI and SNB to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (Tier 1 and Tier 2) to net risk-weighted assets and of Tier 1 capital to adjusted quarterly average assets. At December 31, 2004, management believes that SNBI and SNB met all capital adequacy requirements to which they were subject.

        As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized SNB as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized or adequately capitalized, SNBI and SNB must maintain minimum Tier 1 capital to net risk-weighted assets, total capital to net risk-weighted assets and Tier 1 capital to adjusted quarterly average assets ratios as set forth in the tables below. No other condition or events have occurred since the most recent notification that management believes have changed either SNBI's or SNB's category.

        The minimum regulatory capital ratios as determined by the regulators for well-capitalized bank holding companies and SNBI's actual capital amounts and ratios at December 31, 2004 and 2003, were as follows:

	December 31,
			Minimum Capital Ratios	Well Capitalized Ratios
	2004	2003
	(Dollars in thousands)
Tier 1 capital	$113,536	$106,625
Total capital	124,919	116,596
Net risk weighted assets	1,042,935	797,611
Adjusted quarterly average assets	1,287,094	1,081,424
Capital ratios:
Tier 1 capital to net risk weighted assets	10.89%	13.37%	4.00%	6.00%
Total capital to net risk weighted assets	11.98%	14.62%	8.00%	10.00%
Tier 1 capital to adjusted quarterly average assets	8.82%	9.86%	4.00%	5.00%

        The minimum capital ratios as determined by the regulators for well-capitalized banks and SNB's actual capital ratios at December 31, 2004 were as follows:

	Minimum Ratios for Well Capitalized Banks	Actual Ratios at December 31, 2004
Tier 1 capital to net risk-weighted assets	6.00%	9.94%
Total capital to net risk-weighted assets	10.00	11.03
Tier 1 capital to adjusted quarterly average assets	5.00	8.04

        Dividends that may be paid by SNB are routinely restricted by various regulatory authorities. The amount that can be paid in any calendar year without prior approval of SNB's regulatory agencies cannot exceed the lesser of net profits (as defined) for that year plus the net profits for the preceding two calendar years, or retained earnings. At December 31, 2004, without regulatory approval, approximate dividends available to SNBI from SNB totaled $9,967,000.

        SNB is required to maintain a certain average balance with the Federal Reserve Bank based on its deposit mix. At December 31, 2004, due to SNBI's deposit mix, a zero average balance was required to be maintained.

15.    FAIR VALUES OF FINANCIAL STATEMENTS

        SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. This disclosure does not and is not intended to represent the fair value of SNBI.

        A summary of the carrying amounts and estimated fair values of financial instruments at December 31, 2004 and 2003 is as follows (in thousands):

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$89,467	$89,467	$61,559	$61,559
Securities available-for-sale	150,547	151,008	207,269	211,039
FRB and other investments	8,306	8,306	7,073	7,073
Loans held-for-sale	8,382	8,382	3,422	3,422
Loans, net	926,401	925,916	726,543	726,071
Deposits	1,126,394	1,127,159	938,734	940,974
Fed funds purchased and securities sold under agreement to repurchase	18,530	18,530	21,560	21,560
Junior Subordinated Debentures	47,000	49,893	37,121	37,121
Notes payable	899	916	1,013	1,013

        The following methods and assumptions were used by SNBI in estimating its fair value disclosures for financial instruments.

  Cash and Cash Equivalents

        The carrying amounts reported in the consolidated balance sheets for cash and short-term investments approximate fair value.

  Securities Available-For-Sale

        The fair value of investment securities is based on prices obtained from independent pricing services, which are based on quoted market prices for the same or similar securities.

  Federal Reserve Bank Stock and Other Investments

        FRB and FHLB stock are carried at cost and can only be sold back to the FRB and FHLB at par value or other member banks. Other investments is comprised of an equity investment in another institution, Texas Independent Bank, which can only be sold back to Texas Independent Bank on a formula basis and is carried at cost.

  Loans and Loans Held-For-Sale

        For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are generally based on carrying values. The fair value for other loans and loans held-for-sale is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying amount of accrued interest approximated its fair value.

  Deposits and Federal Funds Purchased and Securities Sold Under Agreement to Repurchase

        SFAS No. 107 defines the fair value of demand deposits as the amount payable on demand and prohibits adjusting fair value for any deposit base intangible. The deposit base intangible is not considered in the fair value amounts. The carrying amounts for variable rate money market accounts approximate their fair value. Fixed-term certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities. The carrying amounts reported in the consolidated balance sheets approximate the estimated fair value for fed funds purchased.

  Subordinated Notes Payable and Notes Payable

        Fair values are estimated based on the discounted value of contractual cash flows using rates currently available for borrowing with similar terms and remaining maturities.

  Off-Balance Sheet Instruments

        Fair values for SNBI's off-balance sheet instruments, which consist of lending commitments and standby letters of credit, are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Management believes that the fair value of these off-balance sheet instruments is not material.

16.    COMMITMENTS AND CONTINGENCIES

        SNBI is involved in various litigation proceedings incidental to the ordinary course of business. In the opinion of management, the ultimate liability, if any, resulting from such litigation would not be material to SNBI's financial condition, results of operations, or liquidity.

        SNBI has noncancellable operating leases for certain banking center facilities, as well as leases for various pieces of office equipment. Rent expense incurred under operating leases amounted to $1,446,000, $1,055,000 and $1,750,000 for the years ended December 31, 2004, 2003 and, respectively.

        Minimum future lease payments under operating leases are as follows for years ending December 31, (in thousands):

2005	$1,433
2006	1,164
2007	1,062
2008	974
2009	790
2010 and thereafter	1,387

$6,810

17.    RELATED-PARTY TRANSACTIONS

        On May 19, 1999, SNBI entered into an agreement with Castle Creek Financial, LLC ("CCF") as the exclusive financial advisor. The agreement provides payments of $9,000 per quarter and additional fees for acquisitions or in the event of a sale of SNBI. During 2004, SNBI paid CCF $945,000 related to the issuance of stock in order to raise capital for the purchase of Mercantile. CCF is an affiliate of Castle Creek Capital, LLC, which manages Castle Creek Capital Partners Funds I, IIa and IIb. Collectively, they own 25.85% of SNBI's stock.

18.    DEFERRED COMPENSATION PLAN

        SNB has an unfunded deferred compensation plan providing retirement benefits for certain previous directors. The present value of the accrued retirement benefits obligation, which is included in other liabilities, was $610,000 and $695,00 at December 31, 2004 and 2003, respectively.

        The plan does not qualify under the Internal Revenue Code, and therefore tax deductions are allowable only when and as benefits are paid. Appropriate provision has been made for deferred taxes associated with the deferred compensation liability.

19.    PARENT COMPANY FINANCIAL INFORMATION

        Condensed financial statements of SNBI, parent only, are presented below:

STATE NATIONAL BANCSHARES, INC.
CONDENSED BALANCE SHEETS

	Year ended December 31, 2004	Year ended December 31, 2003
	(Dollars in thousands)
Assets:
Cash	$8,419	$14,719
Investment in subsidiaries	175,967	129,729
Other assets	15,767	15,439

Total assets	$200,153	$159,887

Liabilities:
Subordinated debentures	$48,461	$38,272
Accrued interest payable and other liabilities	332	367

Total liabilities	48,793	38,639
Stockholders' equity	151,360	121,248

Total liabilities and stockholders' equity	$200,153	$159,887

STATE NATIONAL BANCSHARES, INC.
CONDENSED INCOME STATEMENTS

	Years ended December 31
	2004	2003	2002
	(Dollars in thousands)
Income:
Dividends from subsidiaries	$19,067	$10,059	$19,602
Other income	8	—	—

Total income	19,075	10,059	19,602

Expenses:
Interest on subordinated debt	2,233	1,423	1,292
Other expenses	1,359	1,221	1,338

Total expenses	3,592	2,644	2,630

Income before federal income taxes and equity in undistributed earnings of subsidiaries	15,483	7,415	16,972
Federal income tax expense (benefit)	1,210	883	(699)

Income before equity in undistributed earnings of subsidiaries	16,693	8,298	17,671
(Distributions in excess of earnings) equity in undistributed earnings of subsidiaries	(3,338)	1,271	(24,309)

Net income (loss)	$13,355	$9,569	$(6,638)

STATE NATIONAL BANCSHARES, INC.
CONDENSED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2004	2003	2002
	(Dollars in thousands
Cash flows from operating activities:
Net income (loss)	$13,355	$9,569	$(6,638)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred federal income tax (benefit) expense	(43)	(15)	4
Equity in undistributed loss (earnings) of subsidiaries	3,338	(1,271)	24,309
(Decrease) Increase in other assets	(46)	(211)	318
(Decrease) Increase in accrued interest payable and other liabilities	(3)	(107)	145
Other, net	92	(73)	(332)

Net cash provided by operating activities	16,693	7,892	17,806

Cash flows from investing activity:
Sales and maturities of held-to-maturity and available -for-sale securities	25	—	—
Payments for investments in and advances to subsidiaries	(51,551)	(14,766)	(662)
Sale or repayment of investments in and advances to subsidiaries	99	112	1,546
Other, net	(310)	—	—

Net cash used in investing activity	(51,737)	(14,654)	884
Cash flows from financing activities:
Proceeds from issuance of long-term debt	10,000	15,470
Repayment of long-term debt	(121)	(14)	(10,906)
Proceeds from issuance of common stock	18,435	1,171	183
Payment to repurchase common stock	—	(3,392)	(15,235)
Other, net	430	—	68

Net cash provided by (used in) financing activities	28,744	13,235	(15,890)

Net increase (decrease) in cash and cash equivalents	(6,300)	6,473	2,800
Cash and cash equivalents at beginning of period	14,719	8,246	5,446

Cash and cash equivalents at end of period	$8,419	$14,719	$8,246

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
State National Bancshares, Inc. and Subsidiaries
 Three Months Ended March 31, 2005 and 2004

State National Bancshares, Inc. and Subsidiaries

Consolidated Balance Sheet

March 31, 2005

(Dollars in thousands, except share data)

March 31, 2005
(Unaudited)
Assets
Cash and due from banks	$65,401
Federal funds sold	30,000
Interest-bearing deposits in other banks	6,548

Cash and cash equivalents	101,949
Securities available-for-sale, at fair value (amortized cost of $133,880 at March 31, 2005)	133,325
Federal Reserve Bank stock and other investments, at cost	7,894
Loans held-for-sale	7,470
Loans:
Total loans	949,567
Less allowance for loan losses	11,386

Net loans	938,181

Premises and equipment, net	34,308
Goodwill	70,818
Other intangible assets, net	14,662
Accrued interest receivable	5,932
Other real estate and other repossessed assets	1,936
Other assets	38,373

Total assets	$1,354,848

Liabilities and Shareholders' Equity
Deposits:
Noninterest-bearing deposits	$407,898
Interest-bearing demand deposits	444,261
Interest-bearing time deposits	273,205

Total deposits	1,125,364
Fed funds purchased and securities sold under agreement to repurchase	18,572
Accrued interest payable	892
Other liabilities	7,898
Junior Subordinated debentures	47,000
Notes payable	870

Total liabilities	1,200,596

Shareholders' equity:
Common stock, $1.00 par value;
Authorized shares—40,000,000;
Issued shares—10,054,915 at March 31, 2005	10,055
Additional paid-in capital	133,645
Retained earnings	10,919
Accumulated other comprehensive loss	(367)

Total shareholders' equity	154,252

Total liabilities and shareholders' equity	$1,354,848

See notes to the consolidated financial statements.

State National Bancshares, Inc. and Subsidiaries

Consolidated Statements of Operations

Three Months Ended March 31, 2005 and 2004

(Dollars in thousands, except per share data)

	Three Months Ended March 31,
	2005	2004
	(Unaudited)
Interest income:
Loans, including fees	$15,802	$11,669
Securities	1,481	2,196
Deposits in other banks	53	14
Fed funds sold	100	43

Total interest income	17,436	13,922
Interest expense:
Deposits	1,934	1,572
Federal funds purchased and securities sold under agreement to repurchase	85	24
Junior Subordinated debentures	702	453
Notes payable	11	12

Total interest expense	2,732	2,061

Net interest income	14,704	11,861
Provision for loan losses	300	—

Net interest income after provision for loan losses	14,404	11,861
Noninterest income:
Service charges on deposit accounts	2,380	2,145
Gain on sale of loans	573	544
Net realized gain on sale of investment securities	1	—
Other	1,410	1,102

Total noninterest income	4,364	3,791

Noninterest expenses:
Salaries and employee benefits	7,069	5,597
Net occupancy and equipment expense	2,168	1,898
Amortization of intangibles	824	628
Professional fees	355	253
Data processing expense	220	194
Communication expense	280	223
Net costs applicable to other real estate and other repossessed assets	9	(15)
Other	2,500	2,154

Total noninterest expense	13,425	10,932

Operating income before income taxes and cumulative effect of a change in accounting principle	5,343	4,720
Income tax expense	1,906	1,658

Net income	$3,437	$3,062

Basic income per share	$0.34	$0.34
Diluted income per share	$0.33	$0.33

See notes to the consolidated financial statements.

State National Bancshares, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
Three Months Ended March 31, 2005 and 2004
(Dollars in thousands, except number of shares)

	Common Stock				Accumulated Other Comprehensive Income (Loss)	Treasury Stock
			Additional Paid-In Capital	Retained Earnings (Deficit)
	Shares	Amount				Shares	Amount	Total
Balance, January 1, 2004	9,517,725	$9,518	$122,400	$(5,796)	$2,488	(416,841)	$(7,362)	$121,248
Comprehensive income:
Net income	—	—	—	3,062	—	—	—	3,062
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	(216)	—	—	(216)
Reclassification adjustment for gains included in net income	—	—	—	—	—	—	—	—

Total comprehensive income								2,846
Stock option award expense	—	—	14	—	—	—	—	14
Stock issued through option and warrant exercise	—	—	—	(76)	—	38,109	649	573

Balance, March 31, 2004 (Unaudited)	9,517,725	$9,518	$122,414	$(2,810)	$2,272	(378,732)	$(6,713)	$124,681

Balance, January 1, 2005	10,054,582	$10,055	$133,519	$7,482	$304	—	—	$151,360
Comprehensive income:
Net income	—	—	—	3,437	—	—	—	3,437
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	(670)	—	—	(670)
Reclassification adjustment for gains included in net income					(1)			(1)

Total comprehensive income								2,766
Stock option award expense	—	—	121	—	—	—	—	121
Stock options exercised	333	—	5	—	—	—	—	5

Balance, March 31, 2005 (Unaudited)	10,054,915	$10,055	$133,645	$10,919	$(367)	—	—	$154,252

See notes to the consolidated financial statements.

State National Bancshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2005 and 2004

(Dollars in thousands)

	Three Month Period Ended March 31,
	2005	2004
	(Unaudited)
Operating Activities
Net income	$3,437	$3,062
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	300	—
Depreciation and amortization	1,579	1,356
Stock compensation expense	121	14
Loans originated for sale	(23,820)	(25,188)
Proceeds from sales of loans held-for-sale	25,305	25,267
Gain on sale of loans	(573)	(544)
Gain on sale of premises and equipment	—	(15)
Net (gain) loss on sale of other real estate and repossessed assets	(17)	35
Deferred income tax benefit	(288)	(214)
Write-down of premises and equipment	23	3
Net amortization of premium on securities	189	316
Net change in other assets and liabilities	3,566	3,113

Net cash provided by operating activities	9,822	7,205

Investing Activities:
Purchases of securities available-for-sale	(4,998)	(39,945)
Purchases of Federal Reserve Bank stock and other investments	(13)	(20)
Proceeds from maturities and calls of securities available-for-sale	21,901	28,970
Net (increase) decrease in loans	(12,585)	4,190
Proceeds from sale of premises and equipment	—	1,479
Proceeds from sales of other real estate and other repossessed assets	538	196
Purchase of premises and equipment	(1,171)	(314)
Purchase of bank-owned life insurance	—	(300)

Net cash provided by (used in) investing activities	3,672	(5,744)

Financing Activities:
Net (decrease) increase in deposits	(1,030)	13,108
Stock issued through exercise of stock options & warrants	5	573
Net increase in federal funds purchased and securities sold under agreement to repurchase	42	651
Principal payments on Federal Home Loan Bank notes	(29)	(29)
Net proceeds from issuance of guaranteed preferred beneficial interests in the junior subordinated debentures	—	10,000

Net cash (used in) provided by financing activities	(1,012)	24,303

Net increase in cash and cash equivalents	12,482	25,764
Cash and cash equivalents, beginning of period	89,467	61,559

Cash and cash equivalents, end of period	$101,949	$87,323

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$2,675	$2,095
Income taxes paid, (refund)	3,762	(577)
Noncash transactions:
Transfer of loans to other real estate owned, net	514	124

See notes to the consolidated financial statements.

State National Bancshares, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation

        The consolidated financial statements include the accounts of SNBI, SNB Delaware, IBK, IFC, SNB and TWOENC. All significant intercompany accounts and transactions have been eliminated upon consolidation.

        The accompanying unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim fnancial information and with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all disclosures necessary for a complete presentation of financial condition, results of operations, comprehensive income and cash flows in conformity with accounting principles generally accepted in the United States of America. All adjustments, which are, in the opinion of management, of a normal recurring nature and are necessary for a fair presentation of the interim financial statements, have been included. These interim consolidated financial statements and the notes thereto should be read in conjunction with the Company's audited consolidated financial statements as of and for the year ended December 31, 2004. The results of operations for the period ended March 31, 2005 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Statements of Cash Flows

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest earning time deposits only with maturities of three months or less at acquisition, and fed funds sold. Generally, fed funds are purchased and sold for one-day periods.

Cash and Cash Equivalents

        Cash and cash equivalents include cash and due from banks, interest-bearing deposits in other banks with maturities of three months or less, and fed funds sold.

Securities Available-for-Sale

        SNBI determines the appropriate classification of debt securities at the time of purchase. Debt securities are classified as held-to-maturity ("HTM") when SNBI has the positive intent and ability to hold the securities to maturity. HTM securities are stated at amortized cost.

        Debt securities not classified as HTM are classified as available-for-sale ("AFS"). AFS securities are stated at estimated fair value with unrealized gains and losses, net of income taxes, reported as part of comprehensive income. SNBI has no trading securities.

        The amortized cost of debt securities classified as HTM or AFS is adjusted for amortization of premiums and accretion of discounts. The cost of AFS securities sold is based on the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in the results of operations.

        In estimating other-than-temporary impairment losses, management considers, among other things, (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and ability of SNBI to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

        SNBI currently owns no derivative financial instruments subject to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and does not engage in hedging activity other than the mortgage loan commitments discussed below in "Rate Lock Commitments" (see page     ).

Federal Reserve Bank Stock and Other Investments

        Federal Reserve Bank ("FRB") and Federal Home Loan Bank ("FHLB") stock are carried at cost and can only be sold back to the FRB and FHLB at par value or other member banks. Other investments is comprised of an equity investment in another institution, Texas Independent Bank, which can only be sold back to Texas Independent Bank on a formula basis and is carried at cost. Dividends on FRB, FHLB and Texas Independent Bank Stock are included in interest income in the consolidated statement of operations.

Loans Held-for-Sale

        Loans held-for-sale are those loans, which SNBI has the intent to sell in the foreseeable future. They are carried at the lower of aggregate cost or market value. Gains and losses on sales of loans are recognized at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans. All sales are made with limited recourse.

Loans

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff is stated at the amount of unpaid principal reduced by unearned discount and an allowance for loan losses. Unearned discount on installment loans is recognized as interest income over their estimated lives, using a method, which approximates the interest method. Interest on other loans is recognized using the simple-interest method on the daily balances of the principal amounts outstanding.

        When a loan is placed on nonaccrual status, all previously accrued and unpaid interest is reversed. Interest income is subsequently recognized on the cash basis. The allowance for loan losses on impaired nonhomogeneous loans is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or the fair value of the underlying collateral. A nonhomogeneous loan is considered impaired when, based on current information and events, it is probable that SNB will be unable to collect all amounts due (both principal and interest) according to the terms of the loan agreement. Large groups of smaller dollar homogeneous loans are collectively evaluated for impairment.

Allowance for Loan Losses

        The allowance for loan losses ("the allowance") is reduced by charge-offs, increased by recoveries of loans previously charged-off and increased or decreased by the loan loss provision to arrive at a balance determined by management to be appropriate. Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known inherent risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses is comprised of three elements which include: 1) allowances established on specific loans, 2) allowances based on loss experience and trends in pools or loans with similar characteristics and 3) unallocated allowances based on general economic conditions and other internal and external risk factors in SNBI's individual markets. The total allowance includes activity related to allowances calculated in accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

Rate Lock Commitments

        On March 13, 2002, the FASB determined that loan commitments related to the origination or acquisition of mortgage loans that will be held for sale must be accounted for as derivative instruments, effective for fiscal quarters beginning after April 10, 2002. Accordingly, SNBI adopted such accounting on July 1, 2002.

        SNB enters into commitments to originate loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives.

        Accordingly, such commitments, along with any related fees received from potential borrowers, are recorded at fair value in derivative assets or liabilities, with changes in fair value recorded in the net gain or loss on sale of mortgage loans. Fair value is based on fees currently charged to enter into similar agreements, and for fixed-rate commitments also considers the difference between current levels of interest rates and the committed rates. Prior to July 1, 2002, such commitments were recorded to the extent of fees received. Fees received were subsequently included in the net gain or loss on sale of mortgage loans.

        The cumulative effect of adopting SFAS No. 133, as amended by SFAS No. 149, for rate lock commitments as of July 1, 2002, was not material, nor was its effect material at March 31, 2005.

Premises and Equipment

        Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 40 years. Gains or losses on disposals of premises and equipment are included in results of operations. Assets held for future banking purposes are not depreciated until placed in service.

Other Real Estate and Other Repossessed Assets

        Real estate and other repossessed assets acquired in settlement of loans are initially recorded at estimated fair value, net of estimated costs of disposal. Any excess of the loan balance over the estimated fair value is charged to the allowance for loan losses. The March 31, 2005 balance of

$1,936,000 included nine commercial and/or agriculture properties ($828,000), 13 residential properties ($1,105,000) and two repossessed automobiles ($3,000).

Interest and Fees on Loans

        Interest on loans is accrued and included in operating income based on contractual rates applied to principal amounts outstanding. Accrual of interest is discontinued, and previously accrued income is reversed, when loan payments are 90 days or more past due or when, in the judgment of management, collectibility of the loan or loan interest becomes uncertain. Subsequent recognition of income occurs only to the extent payment is received subject to management's assessment of the collectibility of the remaining interest and principal. A nonaccrual loan is restored to accrual status when all interest and principal payments are current and the borrower has demonstrated the ability to make payments of principal and interest as scheduled. Interest collected on nonaccrual loans and impaired loans is recognized on the cash basis, only if in management's judgment all principal is expected to be collected.

        Loan origination fees and direct loan origination costs (including loan commitment fees) are deferred, and the net amount is recognized as an adjustment of the related loan's yield utilizing the interest method over the contractual life of the loan.

Service Charges and Fee Income

        Service charges and fee income which is not included in deferred loan fees are recorded on an accrual basis when earned.

Goodwill and Other Intangible Assets

        Amortizable intangibles assets at March 31, 2005 (in thousands):

Core deposit intangible	$33,021
Less: accumulated amortization	18,359

Net amortizable intangible assets	$14,662

        Core deposit intangible amortization expense was $824,000, and $628,000 for the three month periods ended March 31, 2005 and 2004, respectively.

        Amortization expense is anticipated to be as follows for the years ended December 31 (in thousands):

2005	$3,295
2006	3,091
2007	2,727
2008	2,444
2009 and thereafter	3,929

Total	$15,486

        SNBI performs annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life in October of each year. Based on these impairment calculations, no impairment existed.

        The change in the carrying amount of goodwill for the three month period ended March 31, 2005 is as follows (in thousands):

Balance, January 1	$70,818
Change in Goodwill	—

Balance, March 31	$70,818

        The change in the other intangible assets for the three month period ended March 31, 2005 is as follows (in thousands):

Balance, January 1	$15,486
Amortization	(824)

Balance, March 31	$14,662

Federal Income Taxes

        SNBI and its subsidiaries file a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recorded as appropriate.

Stock Option Plans

        At March 31, 2005, SNBI has a nonqualified stock option plan to provide an incentive for key employees. Prior to 2003, SNBI had applied the recognition and measurement provisions of Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for those plans. Effective January 1, 2003, SNBI adopted the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") prospectively to all new awards granted to employees after January 1, 2003. Awards under SNBI's plan vest over periods ranging from immediate to three years. For stock options granted prior to January 1, 2003, SNBI continues to apply the intrinsic value-based method of accounting under APB 25, under which compensation cost is recognized only when the option exercise price is less than the fair market value of the underlying stock on the date of grant.

        The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period.

	Three Month Periods Ended March 31,
	2005	2004
	(In thousands, except per share data)
Reported net income	$3,437	$3,062
Add: Stock-based employee compensation expense included in reported net income, net of tax	121	14
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(81)	(14)

Pro forma net income	$3,477	$3,062

Earnings per share:
Basic—as reported	$0.34	$0.34
Basic—pro forma	$0.35	$0.34
Diluted—as reported	$0.33	$0.33
Diluted—pro forma	$0.34	$0.33

        The fair value for these options was estimated at the date of grant using a minimum value option pricing model with the following weighted average assumptions for 2004 (there were not any options granted in 2005): a risk-free interest rate of 3.38%; a dividend yield of 0%; and an estimated life of five years for options granted in 2004.

Per Share Calculations

        Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by adjusting income and outstanding shares, assuming conversion of all potentially dilutive securities, using the treasury stock method.

        The following table sets forth the computation of basic and diluted income per share (in thousands, except for income per share):

	Three Month Periods Ended March 31,
	2005	2004
Numerator:
Net income for basic and diluted loss per share	$3,437	$3,062

Denominator:
Denominator for basic income per share—weighted average shares	10,055	9,139
Effect of dilutive securities:
Employee stock options	264	139

Denominator for diluted income per share—adjusted weighted average shares and assumed conversions	10,319	9,278

Basic income per share	$0.34	$0.34

Diluted income per share	$0.33	$0.33

Reclassifications

        Certain reclassifications have been made to the 2004 financial statements to conform to the 2005 presentation.

2. Acquisition

Mercantile Bank, Texas

        On July 31, 2004, SNBI purchased all of the outstanding common stock of Mercantile Bank Texas ("MBT") for $51.3 million in cash in order to expand in the Fort Worth Metroplex (Tarrant County) area. SNBI issued, under a private placement offering, 900,000 shares of SNBI common stock, valued at $21.00 per share and through the Statutory Trust II issued 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security. The acquisition was accounted for under the purchase method of accounting for business combinations. Core deposit intangibles related to this transaction amounted to $4,775,000 and are amortized on an accelerated basis using an eight year life. Goodwill associated with the transaction amounted to approximately $32.9 million. At the date of acquisition, SNBI acquired assets of $215,669,000, net loans of $145,002,000, and deposits of $197,938,000. Operating activity of the acquiree is included in the statement of operations of SNBI for the period of August 1, 2004 to December 31, 2004.

3. Adoption of Accounting Standards

        SFAS No. 123, "Share-Based Payment (Revised 2004)" ("SFAS 123R"). SFAS 123R establishes standards for the accounting for transactions in which an entity (i) exchanges its equity instruments for goods or services, or (ii) incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of the equity instruments. SFAS 123R eliminates the ability to account for stock-based compensation using APB 25 and requires that such transactions be recognized as compensation cost in the income statement based on their fair values on the date of the grant. SFAS 123R is mandatory for all entities with fiscal periods starting after June 30, 2005. SNBI intends to implement SFAS 123R on January 1, 2006 and its adoption is not anticipated to have a material impact on SNBI's consolidated financial position, results of operations or cash flows.

        Statement of Position No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer" ("SOP 03-3"). SOP 03-3 addresses accounting for differences between the contractual cash flows of certain loans and debt securities and the cash flows expected to be collected when loans or debt securities are acquired in a transfer and those cash flow differences are attributable, at least in part, to credit quality. As such, SOP 03-3 applies to loans and debt securities acquired individually, in pools or as part of a business combination and does not apply to originated loans. The application of SOP 03-3 limits the interest income, including accretion of purchase price discounts, that may be recognized for certain loans and debt securities. Additionally, SOP 03-3 does not allow the excess of contractual cash flows over cash flows expected to be collected to be recognized as an adjustment of yield, loss accrual or valuation allowance, such as the allowance for possible loan losses. SOP 03-3 requires that increases in expected cash flows subsequent to the initial investment be recognized prospectively through adjustment of the yield on the loan or debt security over its remaining life. Decreases in expected cash flows should be recognized as an impairment. In the case of loans acquired in a business combination where the loans show signs of credit deterioration, SOP 03-3 represents a significant change from current purchase accounting practice whereby the acquiree's allowance for loan losses is typically added to the acquirer's allowance for loan losses. SOP 03-3 is effective for loans and debt securities we acquired beginning January 1, 2005. The adoption of SOP 03-3 did not have a material impact on our consolidated financial position, results of operation or cash flows.

        In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier I capital for regulatory capital purposes. Under the current regulatory criteria, SNBI's Tier 1 capital ratio is 8.82%. However, under the Federal Reserve's proposed rules effective March 31, 2009, our Tier 1 capital ratio is 7.38%. We would still exceed the regulatory required minimum capital ratios for well-capitalized bank holding companies.

        In April 2003 the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The provisions of the Statement are effective for contracts entered into or modified after June 30, 2003, and should be applied prospectively. The implementation of this statement did not have a material impact on our financial position, results of operation, or cash flows.

4. Accumulated Other Comprehensive Income

        An analysis of accumulated other comprehensive income for the three month periods ended March 31, 2005 and 2004, is as follows:

	Unrealized Gain (Loss) on Available-for-Sale Securities, net
	Three Month Period Ended March 31,
	2005	2004
	(in thousands)
Balance, beginning of period	$304	$2,488
Current period change	(671)	(216)

Balance, at end of period	$(367)	$2,272

MERCANTILE BANK TEXAS

FINANCIAL STATEMENTS

DECEMBER 31, 2003

(WITH INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT'S REPORT)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders
Mercantile Bank Texas

        We have audited the accompanying balance sheet of Mercantile Bank Texas as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mercantile Bank Texas as of December 31, 2003, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/  GEORGE, MORGAN & SNEED, P.C.

Weatherford, Texas
January 23, 2004

MERCANTILE BANK TEXAS

BALANCE SHEET

DECEMBER 31, 2003

ASSETS
Cash and demand accounts	$21,093,530
Federal funds sold	3,955,000
Securities available-for-sale	22,920,954
Securities held-to-maturity	1,098,368
Loans, less allowance for loan losses of $1,453,000 in 2003	143,164,403
Premises and equipment	4,443,402
Accrued interest receivable	605,865
Cash value of life insurance	2,419,091
Other assets	329,285

Total Assets	$200,029,898

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits
Non-interest bearing accounts	$71,885,992
NOW and savings accounts	83,502,425
Time accounts	27,174,215

Total deposits	182,562,632
Securities sold under agreements to repurchase	1,464,600
Accrued expenses and other liabilities	143,892

Total liabilities	184,171,124

STOCKHOLDERS' EQUITY
Common stock, $4.00 par value; 250,000 shares authorized, issued and outstanding	1,000,000
Surplus	13,000,000
Retained earnings	1,655,959
Accumulated other comprehensive income	202,815

Total stockholders' equity	15,858,774

Total liabilities & stockholders' equity	$200,029,898

The accompanying notes are an integral part of this statement.

MERCANTILE BANK TEXAS

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Interest and dividend income
Interest and fees on loans	$8,860,353
Interest on investment securities
Taxable	902,273
Exempt from fed income taxes	22,364
Interest on fed funds sold	118,575
Dividend income	2,250
Other interest	23,581

Total interest and dividend income	9,929,396
Interest expense:
Interest on deposits	1,023,525

Net interest income	8,905,871
Provision for loan losses	348,456

Net interest income after provision for loan losses	8,557,415

Other income:
Service charges on deposit accounts	769,413
Commissions, fees and other income	326,551
Gain on sale of available-for-sale securities	16,311

Total other income	1,112,275

Other expense:
Employee compensation and benefits	3,942,381
Net occupancy and equipment expense	1,124,450
Other operating expenses	1,576,091

Total other expense	6,642,922

Income before income taxes	3,026,768
Federal tax provision	1,027,682

Net income	$1,999,086

The accompanying notes are an integral part of this statement.

MERCANTILE BANK TEXAS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, January 1, 2003	$1,000,000	$11,000,000	$1,656,873	$364,362	$14,021,235
Comprehensive income
Net income	—	—	1,999,086	—	1,999,086
Other comprehensive income, net of tax
Change in unrealized appreciation (depreciation) on available-for-sale securities, net of deferred tax	—	—	—	(161,547)	(161,547)

Total comprehensive income	—	—	—	—	1,837,539

Transfer of retained earnings to surplus	—	2,000,000	(2,000,000)	—	—

Balances, December 31, 2003	$1,000,000	$13,000,000	$1,655,959	$202,815	$15,858,774

The accompanying notes are an integral part of this statement.

MERCANTILE BANK TEXAS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:
Net earnings	$1,999,086

Adjustments to reconcile net earnings to net cash provided by operating activities
Depreciation and amortization	353,309
Decrease in deferred taxes	(58,704)
Provision for loan losses	348,456
Gain on sale of available-for-sale securities	(16,311)
Loss on sale of other real estate	18,836
Net amortization on securities	135,205
Decrease in accrued interest receivable	38,316
Increase in cash value of life insurance	(2,399,180)
Decrease in other assets	165,212
Decrease in accrued expenses and other liabilities	(9,096)

Total adjustments	(1,423,957)

Net cash provided by operating activities	575,129

Cash flows from investing activities
Activity in available-for-sale securities
Sales	1,797,363
Maturities	80,108,779
Purchases	(78,898,173)
Activity in held-to-maturity securities
Maturities	311,526
Net increase in loans	(33,140,172)
Activity in premises and equipment
Purchase of premises and equipment	(181,389)
Additions to other real estate	(19,498)
Activity in other real estate
Net proceeds from sale of other real estate	200,662

Net cash used by investing activities	(29,820,902)

The accompanying notes are an integral part of this statement.

MERCANTILE BANK TEXAS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash flows from financing activities
Increase in noninterest bearing accounts	$6,366,355
Increase in NOW and savings accounts	8,624,772
Increase in time accounts	209,536
Increase in securities sold under agreements to repurchase	770,348

Net cash provided by financing activities	15,971,011

Net change in cash and cash equivalents	(13,274,762)
Cash and cash equivalents at beginning of year	38,323,292

Cash and cash equivalents at end of year	$25,048,530

Supplemental schedule of non-cash investing and financing activities
Unrealized depreciation on available-for-sale securities	$244,768
Change in deferred taxes on unrealized depreciation on available-for-sale securities	(83,221)
Net change in stockholders' equity for unrealized depreciation on available-for-sale securities	$(161,547)
Cash paid during the year for
Interest	$1,051,346
Income taxes	$1,081,646

The accompanying notes are an integral part of this statement.

MERCANTILE BANK TEXAS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

        The accompanying financial statements have been prepared in conformity with both accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trading Securities

        Bonds, notes, and debentures held principally for resale in the near term are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income. The Bank does not have an investment department and does not actively engage in securities trading, therefore no securities are classified as trading securities.

Securities Held-to-Maturity

        Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available-for-Sale

        Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Should there be declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary, such declines will be reflected in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Nonmarketable Equity Securities

        Nonmarketable equity securities include equity securities for which there is no readily determinable fair value or on which there is contractual restrictions on the sale and transfer of the stock, such as TIB-The Independent BankersBank stock. These assets are reviewed at least quarterly for possible other than temporary impairment. Management's review typically includes an analysis of the facts and circumstances of each individual investment, the expectations for the investment's performance and the Bank's exit strategy. These securities are generally accounted for at cost and are included in other assets. The asset value is reduced when declines in value are considered to be other than temporary and the estimated loss is recorded in noninterest income as a loss from equity investments along with income recognized on these assets.

Loans Receivable

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

        The Bank expenses its loan origination costs and defers its loan origination fees, a method which does not materially differ from deferring and amortizing both amounts as a net adjustment to yield.

        The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed against current period interest income. Income on such loans is subsequently recognized only to the extent that cash is received and where the future collection of principal is probable.

        Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

        The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known, and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

        Premises, furniture and equipment, and leasehold improvements are carried at original cost less accumulated depreciation and amortization computed principally by the straight-line method. Costs incurred for maintenance and repairs are expensed currently.

Foreclosed Real Estate

        Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

Income Taxes

        Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Statement of Cash Flows

        For purposes of presentation in the statement of cash flows, cash and cash equivalents are defined as all highly liquid investments with an initial maturity of three months or less. The composition of cash and cash equivalents at December 31, 2003 is composed of the following:

Cash and due from banks	$17,088,725
Fed funds sold	3,955,000
Interest bearing demand accounts	4,004,805

$25,048,530

Fair Value of Financial Instruments

        The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

        Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate their fair value.

        Available-for-sale and held-to-maturity securities. Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

        Loans receivable.    For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

        Deposit liabilities.    The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amount). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

        Accrued interest.    The carrying amounts of accrued interest approximate their fair values.

        Off-balance sheet instruments.    Fair value for off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing.

NOTE B—CASH AND DEMAND ACCOUNTS

        The composition of cash and demand accounts at December 31, 2003 is the following:

Cash and non-interest bearing demand accounts	$17,088,725
Interest-bearing demand accounts	4,004,805

$21,093,530

NOTE C—INVESTMENT SECURITIES

        Debt and equity securities have been classified on the balance sheets according to management's intent. The carrying value, approximate fair value and unrealized gains (losses) of the securities are as follows:

	December 31, 2003
		Gross Unrealized
	Amortized Cost			Fair Value
		Gains	(Losses)
Securities available-for-sale:
U.S. Government agencies and corporations	$16,949,215	$232,991	$—	$17,182,206
State and political subdivisions	2,702,394	22,566	(3,038)	2,721,922
Mortgage-backed securities	2,962,049	55,655	(878)	3,016,826

Total investment in securities available-for-sale	$22,613,658	$311,212	$(3,916)	$22,920,954

Securities held-to-maturity:
U.S. Government agencies and corporations	$991,330	$39,217	$—	$1,030,547
Mortgage-backed securities	107,038	731	$(57)	107,712

Total investments in securities held-to-maturity	$1,098,368	$39,948	$(57)	$1,138,259

        The Bank invests in securities that have expected maturities that may differ from their contractual maturities. These differences arise because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. These securities include collateralized mortgage obligations and asset-backed securities. The expected maturities of these securities at December 31, 2003 were computed using scheduled amortization of balances and historical prepayment rates.

        The amortized cost and estimated fair value of debt securities at December 31, 2003 by contractual and expected maturity are shown below:

	Available-For-Sale		Held-To-Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due within one year	$2,927,491	$2,968,326	$—	$—
Due after one year through five years	16,360,773	16,572,928	991,330	1,030,547
Due after five years through ten years	206,952	206,720	—	—
Due after ten years	156,393	156,154	—	—
Mortgage-backed securities	2,962,049	3,016,826	107,038	107,712

	$22,613,658	$22,920,954	$1,098,368	$1,138,259

        Securities carried at approximately $4,019,669 at December 31, 2003 were pledged to secure public and trust deposits. The approximate market value of the pledged securities was $4,113,753 at December 31, 2003.

        The Bank's investment security portfolio contains securities for which the fair value is less than the amortized cost of those securities. Management considers these declines in fair value to be temporary in nature. The declines in fair value of the securities are a result of changes in the rates currently being offered on similar securities. State and political subdivisions with various maturity dates comprise the majority of the securities with declines in fair value. At December 31, 2003, there were approximately twenty-five securities with declines in fair value. Management of the Bank believes the Bank has the ability and intent to hold the securities with unrealized losses until such time as the Bank will suffer little or no loss upon disposition of the individual securities. The table below shows the gross fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2003.

	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
State and political subdivisions	$2,018,030	$3,039	$—	$—	$2,018,030	$3,039
Mortgage-backed securities	170,434	738	78,860	197	249,294	935

Total temporarily impaired securities	$2,188,464	$3,777	$78,860	$197	$2,267,324	$3,974

MERCANTILE BANK TEXAS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

NOTE D—LOANS RECEIVABLE

        The Bank's loan portfolio at December 31, 2003 was categorized as follows:

Commercial and industrial	$46,197,730
Construction and development	17,924,235
Real estate mortgage	16,892,376
Other loans secured by real estate	43,013,438
Installment and single payment	14,304,938
Other	6,624,825
Overdrafts	39,706

Gross loans	144,997,248
Less: Net deferred costs and unearned discount	(379,845)
Allowance for loan losses	(1,453,000)

Net loans	$143,164,403

        An analysis of the allowance for loan losses is shown below:

Balance at beginning of year	$1,120,000
Provision for loan losses	348,456
Recoveries credited to allowance	2,915
Losses charged to allowance	(18,371)

Balance at end of year	$1,453,000

        Impairment of loans having recorded investments of $331,382 at December 31, 2003 has been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No. 118. The average recorded investments in impaired loans during 2003 was $263,227. The allowance for any impaired loans as of the effective date was considered immaterial and was included in the Bank's normal allowance for loan losses. Interest income on impaired loans of $0 was recognized for cash payments received in 2003.

        The Bank is not committed to lend additional funds to debtors whose loans have been modified.

NOTE E—PREMISES AND EQUIPMENT

        The composition of bank premises and equipment at December 31, 2003, is summarized below:

Bank building and land	$2,476,037
Leasehold improvements	1,099,658
Furniture and equipment	2,074,959
Automobiles	144,390

5,795,044
Less: Accumulated depreciation	(1,351,642)

$4,443,402

        Total depreciation and amortization expense for 2003 was $353,309.

        The Bank leases certain facilities from a related party under an operating lease that expires in 2010. Total related party rental expense charged to operations amounted to approximately $296,010 for the year 2003.

        During 2000, the Bank entered into a non-cancelable operating lease agreement for a banking center that expires in 2004. During 2001, the Bank entered into a non-cancelable operating lease agreement for a banking center that expires in 2006. Also in 2001, the Bank entered into a non-cancelable operating lease agreement for a modular bank building that expires in 2004. Total rental expense charged to operations amounted to approximately $413,801 for the year 2003.

        The rental commitments are as follows:

	Related Party	Other	Total
Year Ended December 31,
2004	$296,010	$130,030	$426,040
2005	296,010	97,164	393,174
2006	296,010	16,194	312,204
2007	296,010	—	296,010
2008	296,010	—	296,010
2009 and after	592,020	—	592,020

Total payments required	$2,072,070	$243,388	$2,315,458

NOTE F—TIME DEPOSIT ACCOUNTS

        The aggregate amount of time deposits with a minimum denomination of $100,000 was approximately $14,472,323 at December 31, 2003.

        At December 31, 2003, the scheduled maturities of time deposits are as follows:

2004	$22,036,273
2005	4,233,524
2006	574,204
2007	210,214
2008	120,000

Total time deposits	$27,174,215

NOTE G—INCOME TAXES

        The total 2003 federal income tax provision consists of the following components:

Current provision	$1,086,386
Deferred benefit	(58,704)

$1,027,682

        Deferred income taxes at the appropriate rates are detailed as follows:

Excess (shortage) depreciation charges for tax purposes	$(98,739)
Excess provision for loan losses for tax purposes	405,168
Excess provision for other real estate losses for tax purposes	—
Excess tax investment cost over book cost	7,198
Excess unearned discount on installment loans	(1,327)
Deferred compensation expense not currently deductible for tax	10,201
Net unrealized depreciation (appreciation) on available-for-sale securities	(104,481)
Other, net	(82,720)

Total deferred tax asset	$135,300

        Federal income tax returns of the Bank are subject to examination for the years 2000 through 2003.

	December 31,
	2003	%
Tax at statutory Federal income tax rate	$1,029,101	34.00
Decrease in tax resulting from other, net	(1,419)	(0.05)

Federal income tax provision	$1,027,682	33.95

NOTE H—EMPLOYEE BENEFIT PLANS

        In 1993, the Bank established a defined contribution 401(k) pension plan that covers substantially all employees. The eligible employees are allowed to contribute up to the annual limit as set by the Internal Revenue Service. The Bank will contribute to the plan based on the following:

  1.
  A matching amount equal to 100% of the amounts contributed by qualified participants, up to 6% of each eligible salary, and

  2.
  A discretionary matching amount up to 3% of the qualified participant's eligible salary.

        The matching contributions vest to the employee equally over a four year period after one year of eligible employment. Those contributions totaled $169,689 for 2003.

        In 2001, the Bank established a non-qualified executive benefit plan in which the eligible bank executive voluntarily elects to defer compensation in return for retirement income benefits over a duration of 10 years. Life insurance has been purchased which may be used to fund the retirement benefit. The Bank's expense for 2003 totaled $0.

NOTE I—TRANSACTIONS WITH RELATED PARTIES

        The Bank leases its facilities from a related party under an operating lease that expires in 2010. Total related party rental expense charged to operations amounted to approximately $296,010 for the year 2003. See Note E for rental commitments.

        The Bank's officers, directors, and their associates, including corporations and firms of which they and their families have an ownership interest, are also customers of the Bank. These persons, corporations, and firms have had transactions in the ordinary course of business with the Bank, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than normal risk of collectibility or present other unfavorable features. The Bank expects to have such transactions on similar terms with its officers, directors, and their associates in the future.

        An analysis of transactions with related parties for December 31, follows:

Balance at beginning of year	$1,161,134
New loans	—
Repayments	(254,416)

Balance at end of year	$906,718

        Deposits from related parties held by the Bank December 31, 2003 amounted to approximately $7,801,169.

NOTE J—COMMITMENTS AND CONTINGENCIES

        In the ordinary course of business, the Bank at December 31, 2003 has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements.

NOTE K—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

        The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statements of financial position. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

        The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

MERCANTILE BANK TEXAS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit is based on management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties. Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

        The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in 2003.

        The carrying amount and estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2003
	Carrying Amount	Estimated Fair Value
Financial instrument assets:
Cash and due from banks	$21,093,530	$21,093,530
Fed funds sold	3,955,000	3,955,000
Investment securities available-for-sale	22,920,954	22,920,954
Investment securities held-to-maturity	1,098,368	1,138,259
Accrued interest receivable	605,865	605,865
Loans	143,164,403	143,625,403
Financial instrument liabilities
Deposits with stated maturities	27,174,215	27,302,000
Deposits with no stated maturities	155,388,417	155,388,417
Securities sold under agreements to repurchase	1,464,600	1,464,600
Accrued interest payable	54,045	54,045

        The Bank has lines of credit with TIB—The Independent BankersBank and Frost Bank under which it could borrow up to $11,000,000 and $2,000,000, respectively. The Bank paid no fee to secure the unused line of credit and, accordingly, did not estimate a fair value of the unused line of credit as of December 31, 2003.

        A summary of the notional amounts of the Bank's financial instruments with off-balance sheet risk at December 31, 2003 follows:

Commitments on lines of credit	$38,782,293
Standby letters of credit	644,408

Total notional amounts	$39,426,701

NOTE L—CONCENTRATION OF CREDIT RISK FOR CERTAIN ENTITIES

        The Bank grants commercial and real estate loans to customers throughout Tarrant County, Texas and surrounding counties. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent upon the economic vitality in Tarrant County, Texas and the surrounding counties.

        The Bank carries certain assets with other financial institutions which are subject to credit risk by the amount such assets exceed federal deposit insurance limits. At December 31, 2003, the deposits in excess of FDIC insurance coverage, as reported by the banks, were $4,829,201 and $3,955,000 in fed funds sold. The Bank sells fed funds to selected correspondent banks. These correspondent banks act in an agency capacity for the Bank. Also from time to time, the Bank is due amounts in excess of FDIC insurance limits for checks and transit items. Management monitors the financial stability of correspondent banks and considers amounts advanced in excess of FDIC insurance limits to present no significant additional risk to the Bank.

NOTE M—REGULATORY MATTERS

        The Bank, as a state bank, is subject to the dividend restrictions set forth by the Texas Department of Banking and the Federal Deposit Insurance Corporation. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

        Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2003, that the Bank meets all capital adequacy requirements to which it is subject.

        As of September 30, 2003, the most recent notification from the office of the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category. The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003
Total Capital (to Risk Weighted Assets)	$17,108,959	10.89%	≥$12,569,920	≥8.00%	≥$15,712,400	≥10.00%
Tier 1 Capital (to Risk Weighted Assets)	$15,655,959	9.96%	≥$ 6,284,960	≥4.00%	≥$ 9,427,440	≥6.00%
Tier 1 Capital (to Average Assets)	$15,655,959	7.90%	≥$ 7,931,480	≥4.00%	≥$ 9,914,350	≥5.00%

        Under the framework, the Bank's capital levels allow the Bank to accept brokered deposits without prior approval from regulators.

NOTE N—EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT

        On July 30, 2004, State National Bancshares, Inc. ("SNBI") purchased all of the outstanding common stock of Mercantile Bank Texas ("MBT") for $51.3 million in cash in order to expand in the Fort Worth Metroplex (Tarrant County) area. SNBI issued, under a private placement offering, 900,000 shares of SNBI common stock, valued at $21 per share and issued 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security.

FINANCIAL STATEMENTS (UNAUDITED)
Mercantile Bank Texas
 Seven Months Ended July 30, 2004 & 2003

Mercantile Bank Texas

Statements of Operations

Seven Months Ended July 30, 2004 and 2003

(Dollars in thousands)

	Period Ended July 30, 2004	Period Ended July 30, 2003
	(Unaudited)
Interest income:
Loans, including fees	$5,716	$4,927
Securities	462	608
Deposits in other banks	2	5
Fed funds sold	63	63

Total interest income	6,243	5,603
Interest expense:
Deposits	560	615
Fed funds purchased and securities sold under agreement to repurchase	6	8

Total interest expense	566	623

Net interest income	5,677	4,980
Provision for loan losses	1,083	217

Net interest income after provision for loan losses	4,594	4,763
Non-interest income:
Service charges on deposit accounts	508	413
Net realized gain on sale of investment securities	—	16
Other	239	159

Total non-interest income	747	588

Non-interest expenses:
Salaries and employee benefits	5,068	2,211
Net occupancy and equipment expense	920	623
Professional fees	285	182
Data processing expense	295	188
Acquisition related expenses	217	—
Communication expense	96	66
Net costs applicable to other real estate and other repossessed assets	10	—
Other	399	470

Total non-interest expenses	7,290	3,740

Operating income (loss) before income taxes	(1,949)	1,611
Income tax expense (benefit)	(745)	533

Net income (loss)	$(1,204)	$1,078

See accompanying notes.

Mercantile Bank Texas

Statements of Changes in Shareholders' Equity

Seven Months Ended July 30, 2004 and 2003

(Dollars in thousands, except number of shares)

	Common Stock
			Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income
	Shares	Amount				Total
Balance, January 1, 2003	250,000	$1,000	$11,000	$1,657	$364	$14,021
Comprehensive income:
Net income	—	—	—	1,078	—	1,078
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	(9)	(9)

Total comprehensive income						1,069

Balance, July 30, 2003 (Unaudited)	250,000	1,000	11,000	2,735	355	15,090
Balance, January 1, 2004	250,000	1,000	13,000	1,656	202	15,858
Comprehensive income (loss):
Net income (loss)	—	—	—	(1,204)	—	(1,204)
Change in unrealized gain on available-for-sale securities, net of deferred income taxes	—	—	—	—	(145)	(145)

Total comprehensive income (loss)						(1,349)
Tax benefit from appreciation award	—	—	1,585	—	—	1,585

Balance, July 30, 2004 (Unaudited)	250,000	$1,000	$14,585	$452	$57	$16,094

See accompanying notes.

Mercantile Bank Texas

Statement of Cash Flows

Seven Months Ended July 30, 2004 and 2003

(Dollars in thousands)

	Period Ended July 30, 2004	Period Ended July 30, 2003
	(Unaudited)
Operating Activities
Net (loss) income	$(1,204)	$1,078
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,083	217
Depreciation and amortization	445	204
Net loss (gain) on sale of investment securities	1	(16)
Net loss on sale of other real estate owned and repossessed assets	5	19
Net increase (decrease) deferred taxes	233	(14)
Net amortization of premium on securities	141	87
Net change in other assets and liabilities	(1,190)	340

Net cash (used in) provided by operating activities	(486)	1,915
Investing Activities
Purchases of securities available-for-sale	(79,996)	(14,507)
Proceeds from sales of securities available-for-sale	—	1,797
Proceeds from maturities and calls of securities available-for-sale	78,102	19,133
Proceeds from maturities and calls of securities held-to-maturity	—	222
Net increase in loans	(2,613)	(18,816)
Purchase of premises and equipment	(22)	(118)
Additions to other real estate	—	(20)
Proceeds from sale of other real estate	—	201

Net cash used in investing activities	(4,529)	(12,108)
Financing Activities
Net increase in deposits	16,455	30,758
Net (decrease) increase in federal funds purchased and securities sold under agreement to repurchase	(369)	1,203

Net cash provided by financing activities	16,086	29,555

Net increase in cash and cash equivalents	11,071	19,362
Cash and cash equivalents, beginning of period	25,049	38,324

Cash and cash equivalents, end of period	$36,120	$57,686

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$565	$651
Income taxes paid, net of refunds	600	496

See accompanying notes.

MERCANTILE BANK TEXAS

NOTES TO INTERIM FINANCIAL STATEMENTS

July 30, 2004 and 2003

(1) SUMMARY OF SIGNIGICANT ACCOUNTING POLICIES

Basis of Accounting

        The accompanying financial statements have been prepared in conformity with both accounting principles generally accepted in the Unites States of America and prevailing practices within the banking industry.

Use of Estimates in Preparation of Financial Statements

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trading Securities

        Bonds, notes, and debentures held principally for resale in the near term are classified as trading account securities and are recorded at their fair values. Unrealized gains and losses on trading account securities are included immediately in other income. The Bank does not have an investment department and does not actively engage in securities trading, therefore no securities are classified as trading securities.

Securities Held-to-Maturity

        Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Securities Available-for-Sale

        Available-for-sale securities consist of bonds, notes, debentures, and certain equity securities not classified as trading securities or as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in other comprehensive income. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Should there be declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary, such declines will be reflected in earnings as realized losses. Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Nonmarektable Equity Securities

        Nonmarketable equity securities include equity securities for which there is no readily determinable fair value or on which there is contractual restrictions on the sale and transfer of the stock, such as TIB-The Independent BankersBank stock. These assets are reviewed at least quarterly for possible other than temporary impairment. Management's review typically includes an analysis of the facts and circumstances of each individual investment, the expectations for the investment's performance and the Bank's exit strategy. These securities are generally accounted for at cost and are included in other assets. The asset value is reduced when declines in value are considered to be other than temporary and the estimated loss is recorded in noninterest income as a loss from equity investments along with income recognized on these assets.

Loans Receivable

        Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

        The Bank expenses its loan origination costs and defers its loan origination fees, a method which does not materially differ from deferring and amortizing both amounts as a net adjustment to yield.

        The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed against current period interest income. Income on such loans is subsequently recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are resumed on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

        The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known, and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

        Premises, furniture and equipment, and leasehold improvements are carried at original cost less accumulated depreciation and amortization computed principally by the straight-line method. Costs incurred for maintenance and repairs are expensed currently.

Foreclosed Real Estate

        Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other operating expense.

Income Taxes

        Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in the tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Statement of Cash Flows

        For purposes of presentation in the statement of cash flows, cash and cash equivalents are defined as all highly liquid investments with an initial maturity of three months or less. The composition of cash and cash equivalents at July 30, 2004 and 2003 is composed of the following:

	July 30, 2004	July 30, 2003
	(in thousands)
Cash and due from banks	$14,039	$21,561
Fed funds sold	22,081	32,625
Interest bearing demand deposits	—	3,500

	$36,120	$57,686

Fair Value of Financial Instruments

        The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

        Cash and short-term instruments.    The carrying amounts of cash and short-term instruments approximate their fair value.

        Available-for-sale and held-to-maturity securities.    Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

        Loans receivable.    For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

        Deposit liabilities.    The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amount). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

        Accrued interest.    The carrying amounts of accrued interest approximate their fair values.

        Off-balance-sheet instruments.    Fair value for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing.

  Reclassification of Amounts

        To effectively provide comparative information, certain amounts in the prior year were reclassified for financial statement presentation.

(2) BANK MERGERS

        On July 30, 2004, State National Bancshares, Inc. ("SNBI") purchased all of the outstanding common stock of Mercantile Bank Texas ("MBT") for $51.3 million in cash in order to expand in the Fort Worth Metroplex (Tarrant County) area. SNBI issued, under a private placement offering, 900,000 shares of SNBI common stock, valued at $21 per share and issued 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security. The acquisition was accounted for under the purchase method of accounting for business combinations. Core deposit intangibles related to this transaction amounted to $4,775,000 and are amortized on an accelerated basis using an eight year life. Goodwill associated with the transaction amounted to approximately $32.9 million. At the date of acquisition, SNBI acquired assets of $215,669,000, net loans of $145,002,000, and deposits of $197,938,000.

(3) ACCUMULATED OTHER COMPREHENSIVE INCOME

        An analysis of accumulated other comprehensive income for the seven month periods ended July 30, 2004 and 2003, is as follows:

	Unrealized Gain (Loss) on Available-for-Sale Securities, net
	Seven Month Period Ended July 30, 2004	Seven Month Period Ended July 30, 2003
	(in thousands)
Balance, beginning of period	$202	$364
Current period change	(145)	(9)

Balance, at end of period	$57	$355

(4) UNUSUAL ITEMS

        Included in the salaries and employee benefits are payments to senior management which were triggered by the sale of Mercantile to SNBI. The shareholders of Mercantile had an agreement with specific officers to pay a tax gross-up totaling $1.574 million and a change of control payment totaling $965,000. Additionally, due to the acquisition and merger, Mercantile encountered expenses of $217,000 and additional legal costs.

                        Shares

Common Stock

PROSPECTUS

Keefe, Bruyette & Woods	Sandler O'Neill & Partners, L.P.

The date of this prospectus is                        , 2005

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered, other than commissions and fees of the underwriters. All of the amounts shown are estimates, except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee		$4,708

NASD filing fee		*

Printing and mailing expenses		*
Transfer agent fees
Nasdaq National Market listing fee		*
Nasdaq National Market annual fee (prorated for 2005)		*
Accounting fees and expenses		*
Legal fees and expenses		*
Marketing expenses		*
Miscellaneous fees expenses		*
Total	$

*
To be filed by subsequent amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Generally, Article 2.02-1 of the Texas Business Corporation Act permits a corporation to indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person was or is a director or officer if it is determined that such person (1) conducted himself in good faith, (2) reasonably believed (a) in the case of conduct in his official capacity as a director or officer of the corporation, that his conduct was in the corporation's best interest, or (b) in other cases, that his conduct was at least not opposed to the corporation's best interests, and (3) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. In addition, the TBCA requires a corporation to indemnify a director or officer for any action that such director or officer is wholly successful in defending on the merits.

        Our amended and restated articles of incorporation provide for indemnification rights to our officers and directors to the maximum extent allowed by Texas law. Pursuant to the Texas Business Corporation Act and Article VIII of our amended and restated articles of incorporation, we will indemnify and, under certain circumstances, advance expenses to, any person who was, is, or is threatened to be named as, a defendant or respondent in a proceeding because that person is or was one of our directors or officers or because that person served at our request a director, officer, employee, agent or similar functionary of another corporation, partnership, joint venture or other enterprise.

        Pursuant to Article VII of our amended and restated articles of incorporation, a person may be indemnified only if it is determined, in accordance with methods specified in our amended and restated articles of incorporation that: (1) he or she acted in good faith, (2) he or she reasonably believed that any actions taken in an official capacity were in our best interests and that any actions taken outside an official capacity were not opposed to our best interests, and (3) in the case of any criminal proceeding, he or she had no reason to believe his or her conduct was unlawful and he or she was not found liable.

A person found liable to State National Bancshares or found liable on the basis that the person improperly received a personal benefit may only be indemnified for reasonable expenses actually incurred by the person in connection with the proceeding; however, if the person is found liable for willful or intentional misconduct in the performance of his duty to State National Bancshares, we shall not indemnify that person in any respect. We are required to indemnify an officer, director or past director against reasonable expenses he or she incurs in connection with a proceeding in which he or she is a party because he or she is one of our directors or officers, or, while a director, has served as a director, officer or other functionary of another entity, if he or she has been wholly successful in the defense of the proceeding, whether on the merits or otherwise.

        Article 2.02-1(R) of the Texas Business Corporation Act authorizes a Texas corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise or other entity, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under Article 2.02-1.

        Article VIII of our amended and restated articles of incorporation authorize us to purchase and maintain insurance on behalf of any person who is or was a director or officer of State National Bancshares against any liability asserted against that person and incurred by that person in such a capacity, whether or not we would have the power to indemnify that person against that liability otherwise under the amended and restated articles of incorporation or under Texas law.

        Finally, Article VII of our amended and restated articles of incorporation provides that the personal liability of our directors for monetary claims for damages resulting from an act or omission in the director's capacity as a director shall be eliminated, provided that this provision does not eliminate or limit the liability of any director for: (1) a breach of a director's duty of loyalty to us or our shareholders; (2) an act or omission not in good faith that constitutes a breach of the duty of the director to us or acts or omissions that involve intentional misconduct or a knowing violation of the law; (3) a transaction from which a director received an improper personal benefit, whether or not the benefit resulted from an action taken within the scope of the directors' office; or (4) an act or omission for which the liability of a director is expressly provided for by statute.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

        In the three-year period ended June 30, 2005, we have sold the following unregistered securities:

        Between July 19 and August 3, 2004, we issued 900,000 shares of our common stock in a private placement at a price of $21.00 to a limited number of "accredited investors" (as defined in Rule 501(a) under the Securities Act of 1933, as amended). The issuance of our common stock in the private placement was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and applicable state securities law exemptions. The net proceeds of the private placement were $17.9 million and these proceeds were used to fund the purchase price for our acquisition of Mercantile Bank.

        On March 17, 2004, we issued 10,000 shares of floating rate capital securities ("Capital Securities") at $1,000 per capital security. The issuance of our floating rate capital securities in the private placement was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act and applicable state securities law exemptions. The proceeds from the sale of the Capital Securities were used by the Statutory Trust II to purchase an equivalent amount of our subordinated debentures. Distributions on the Capital Securities are payable quarterly (March 17, June 17, September 17, and December 17 of each year) at the annual rate based on the three-month LIBOR, plus 2.79%, reset for each distribution date, have a stated maturity of March 17, 2034, and are guaranteed by us. The Capital Securities are redeemable at a specified premium prior to March 17, 2009. After March 17, 2009, the Capital Securities are redeemable at par. Annual distributions paid to holders of the Capital Securities as of March 31, 2005 and December 31, 2004 were $134,000 and $351,000, respectively.

        On July 14, 2003, we issued 15,000 shares of floating rate capital securities ("Capital Securities II") at $1,000 per capital security. The issuance of our floating rate capital securities in the private placement was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act contained in Section 4(2) of the Securities Act and applicable state securities law exemptions. The proceeds from the sale of the Capital Securities II were used by the Capital Trust to purchase an equivalent amount of our subordinated debentures. The funds generated from this transaction were used to redeem trust preferred securities issued by Independent Capital Trust as discussed below. Distributions on the Capital Securities II are payable quarterly (March 30, June 30, September 30, and December 30 of each year) at the annual rate based on the three-month LIBOR, plus 3.05%, reset for each distribution date, had a stated maturity of September 30, 2033, and are guaranteed by us. The Capital Securities II were redeemable at a par on or after September 30, 2008. Annual distributions paid to holders of the Capital Securities II as of March 31, 2005 and December 31, 2004 were $210,000 and $688,000, respectively.

        The table below details options we granted for purchase of an aggregate of 342,050 shares of our common stock to certain directors, executive officers and employees under our stock option plan. The options were granted for services provided by the grantees during the periods indicated. These options were granted pursuant to the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 of the Securities Act.

Option Grants During 2004, 2003

Award date	# of Shares	Exercise Price Per Share	# of Shares Exercised
May 6, 2002	6,500	$16.00	—
September 16, 2002	3,000	$16.50	—
October 30, 2002	22,500	$17.00	—
January 24, 2003	9,500	$16.00	—
June 17, 2003	7,500	$16.00	—
June 30, 2003	53,800	$17.00	1,000
July 14, 2003	10,000	$17.50	—
January 28, 2004	4,250	$18.50	—
July 15, 2004	34,500	$21.00	—
August 1, 2004	165,000	$18.50	—
August 1, 2004	10,500	$21.00	—
September 20, 2004	10,000	$21.00	—
December 15, 2004	5,000	$21.00	—

Total	342,050

        In December 2004, we issued 7,122 shares of our common stock to certain directors under our director fee stock plan. In December 2003 and 2002, we issued 7,800 and 7,156 shares from our treasury stock, respectively. The stock was granted pursuant to elections made by certain directors to receive stock in lieu of cash as payment for their director fees for the years ended December 31, 2004, 2003 and 2002. Pursuant to the director fee stock plan, the issuance of our common stock to our directors was made in reliance upon the exemption from compliance with the registration requirements of the Securities Act provided by Rule 701 of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

  (a)
  Exhibits

Exhibit Number	Description of Exhibits
1	Form of Underwriting Agreement*
2	Agreement and Plan of Merger, dated as of May 17, 2005, by and between State National Bancshares, Inc., New Heritage Financial Corporation, and Heritage Financial Corporation
3.1	Amended and Restated Articles of Incorporation of State National Bancshares, Inc.
3.2	Amended and Restated Bylaws of State National Bancshares, Inc.
4.1	Specimen stock certificate representing State National Bancshares, Inc. Common Stock
4.2	Indenture, dated as of July 31, 2001, between State National Bancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association)
4.3
Amended and Restated Declaration of Trust, dated as of July 31, 2001, by and among State National Bancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association), and Tom C. Nichols, Don E. Cosby, and Edmund W. McGee, as Administrators
4.4
Guarantee Agreement, dated as of July 31, 2001, between State National Bancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association)
4.5	Indenture, dated as of July 14, 2003, between State National Bancshares, Inc. and The Bank of New York
4.6
Amended and Restated Declaration of Trust, dated as of July 14, 2003, by and among State National Bancshares, Inc. and The Bank of New York, and The Bank of New York (Delaware) and Trustees, as Administrators
4.7	Guarantee Agreement, dated as of July 14, 2003, between State National Bancshares, Inc. and The Bank of New York
4.8	Indenture, dated as of March 17, 2004, between State National Bancshares, Inc. and U.S. Bank National Association
4.9
Amended and Restated Declaration of Trust, dated as of March 17, 2004, by and among State National Bancshares, Inc. and U.S. Bank National Association, and Tom C. Nichols, Don E. Cosby, and Edmund W. McGee, as Administrators
4.10	Guarantee Agreement, dated as of March 17, 2004, between State National Bancshares, Inc. and U.S. Bank National Association
5.1	Opinion of Jenkens & Gilchrist, a Professional Corporation, related to the shares of common stock being sold in the initial public offering*
10.1	State National Bancshares, Inc. Stock Option Plan
10.2	Form of State National Bancshares, Inc. Non-Statutory Stock Option Award Agreement

10.3	Form of State National Bancshares, Inc. Director Fee Stock Plan
10.4	Form of State National Bancshares, Inc. Supplemental Executive Retirement Plan
10.5	Financial Services Agreement, dated May 19,1999, between State National Bancshares, Inc. and Castle Creek Financial, LLC (f/k/a Belle Plaine Financial LLC)
10.6	Employment Agreement, dated June 30, 1999, between State National Bancshares, Inc. and Tom C. Nichols
10.7	Employment Agreement, dated June 30, 1999, between State National Bancshares, Inc. and Don E. Cosby
10.8	Employment and Non Compete Agreement, dated April 23, 2004, between State National Bancshares, Inc. and Gary G. Johnson
10.9	Employment and Non Compete Agreement, dated April 23, 2004, between State National Bancshares, Inc. and Morrie B. Minshew
10.10	Employment and Non Solicitation Agreement, dated April 23, 2004, between State National Bancshares, Inc. and Douglas L. Terry
10.11	Employment and Non Solicitation Agreement, dated April 23, 2004, between State National Bancshares, Inc. and David Woodle
10.12	Agreement and Plan of Reorganization, dated as of April 12, 2004, by and between State National Bancshares, Inc. and Mercantile Bank Texas
10.13	First Amendment to Agreement and Plan of Reorganization, dated as of June 16, 2004, by and between State National Bancshares, Inc. and Mercantile Bank Texas
10.14	Agreement and Plan of Share Exchange, dated as of June 16, 2004, by and between State National Bancshares, Inc. and Mercantile Bank Texas
21	List of Subsidiaries of State National Bancshares, Inc.
23.1	Consent of Deloitte & Touche, LLP, independent registered public accounting firm
23.2	Consent of George Morgan & Sneed, P.C.
23.3	Consent of Jenkens & Gilchrist, a Professional Corporation (contained in Exhibits 5.1)*
24	Power of Attorney (included on signature page of the Registration Statement)

*
To be filed by subsequent amendment.

(b)
Financial Statement Schedules

        Schedules have been omitted because the information required to be shown in the schedules is not applicable or is included elsewhere in our financial statements or accompanying notes.

ITEM 17. UNDERTAKINGS.

        The undersigned Registrant hereby undertakes:

          (1)   To provide the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          (2)   For purposes of determining any liability under the Securities Act of 1933, that the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (3)   For the purpose of determining any liability under the Securities Act of 1933, that each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fort Worth, Texas, on the 21st day of July, 2005.

STATE NATIONAL BANCSHARES, INC.
By:	/s/ TOM C. NICHOLS Tom C. Nichols, Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW BY ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Tom C. Nichols and Don E. Cosby, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and proposes as he might or could do in person, hereby ratifying and confirming all that each said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

/s/ TOM C. NICHOLS Tom C. Nichols	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 21, 2005
/s/ DON E. COSBY Don E. Cosby	Executive Vice President, Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	July 21, 2005
/s/ RICK J. CALHOON Rick J. Calhoon	Director	July 21, 2005

/s/ JAMES A. CARDWELL James A. Cardwell	Director	July 21, 2005
/s/ GARY J. FLETCHER Gary J. Fletcher	Director	July 21, 2005
/s/ MARK G. MERLO Mark G. Merlo	Director	July 21, 2005
/s/ BEN B. STRIBLING Ben B. Stribling	Director	July 21, 2005
/s/ F. JAMES VOLK F. James Volk	Director	July 21, 2005

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
1	Form of Underwriting Agreement*
2	Agreement and Plan of Merger, dated as of May 17, 2005, by and between State National Bancshares, Inc., New Heritage Financial Corporation, and Heritage Financial Corporation
3.1	Amended and Restated Articles of Incorporation of State National Bancshares, Inc.
3.2	Amended and Restated Bylaws of State National Bancshares, Inc.
4.1	Specimen stock certificate representing State National Bancshares, Inc. Common Stock*
4.2	Indenture, dated as of July 31, 2001, between State National Bancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association)
4.3
Amended and Restated Declaration of Trust, dated as of July 31, 2001, by and among State National Bancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association), and Tom C. Nichols, Don E. Cosby, and Edmund W. McGee, as Administrators
4.4
Guarantee Agreement, dated as of July 31, 2001, between State National Bancshares, Inc. and U.S. Bank National Association (f/k/a State Street Bank & Trust Company of Connecticut, National Association)
4.5	Indenture, dated as of July 14, 2003, between State National Bancshares, Inc. and The Bank of New York
4.6
Amended and Restated Declaration of Trust, dated as of July 14, 2003, by and among State National Bancshares, Inc. and The Bank of New York, and The Bank of New York (Delaware) and Trustees, as Administrators
4.7	Guarantee Agreement, dated as of July 14, 2003, between State National Bancshares, Inc. and The Bank of New York
4.8	Indenture, dated as of March 17, 2004, between State National Bancshares, Inc. and U.S. Bank National Association
4.9
Amended and Restated Declaration of Trust, dated as of March 17, 2004, by and among State National Bancshares, Inc. and U.S. Bank National Association, and Tom C. Nichols, Don E. Cosby, and Edmund W. McGee, as Administrators
4.10	Guarantee Agreement, dated as of March 17, 2004, between State National Bancshares, Inc. and U.S. Bank National Association
5.1	Opinion of Jenkens & Gilchrist, a Professional Corporation, related to the shares of common stock being sold in the initial public offering*
10.1	State National Bancshares, Inc. Stock Option Plan
10.2	Form of State National Bancshares, Inc. Non-Statutory Stock Option Award Agreement
10.3	Form of State National Bancshares, Inc. Director Fee Stock Plan
10.4	Form of State National Bancshares, Inc. Supplemental Executive Retirement Plan
10.5	Financial Services Agreement, dated May 19, 1999, between State National Bancshares, Inc. and Castle Creek Financial, LLC (f/k/a Belle Plaine Financial LLC)

10.6	Employment Agreement, dated June 30, 1999, between State National Bancshares, Inc. and Tom C. Nichols
10.7	Employment Agreement, dated June 30, 1999, between State National Bancshares, Inc. and Don E. Cosby
10.8	Employment and Non Compete Agreement, dated April 23, 2004, between State National Bancshares, Inc. and Gary G. Johnson
10.9	Employment and Non Compete Agreement, dated April 23, 2004, between State National Bancshares, Inc. and Morrie B. Minshew
10.10	Employment and Non Solicitation Agreement, dated April 23, 2004, between State National Bancshares, Inc. and Douglas L. Terry
10.11	Employment and Non Solicitation Agreement, dated April 23, 2004, between State National Bancshares, Inc. and David Woodle
10.12	Agreement and Plan of Reorganization, dated as of April 12, 2004, by and between State National Bancshares, Inc. and Mercantile Bank Texas
10.13	First Amendment to Agreement and Plan of Reorganization, dated as of June 16, 2004, by and between State National Bancshares, Inc. and Mercantile Bank Texas
10.14	Agreement and Plan of Share Exchange, dated as of June 16, 2004, by and between State National Bancshares, Inc. and Mercantile Bank Texas
21	List of Subsidiaries of State National Bancshares, Inc.
23.1	Consent of Deloitte & Touche, LLP, independent registered public accounting firm
23.2	Consent of George Morgan & Sneed, P.C.
23.3	Consent of Jenkens & Gilchrist, a Professional Corporation (contained in Exhibits 5.1)*
24	Power of Attorney (included on signature page of the Registration Statement)

*
To be filed by subsequent amendment.